     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 31, 2000


                                                      REGISTRATION NO. 333-96315
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                            ------------------------


                                AMENDMENT NO. 2

                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                                  VIRAGE, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             DELAWARE                             7371                            38-3171505
 (STATE OR OTHER JURISDICTION OF      (PRIMARY STANDARD INDUSTRIAL             (I.R.S. EMPLOYER
  INCORPORATION OR ORGANIZATION)         CLASSIFICATION NUMBER)              IDENTIFICATION NO.)

                           177 BOVET ROAD, SUITE 520
                          SAN MATEO, CALIFORNIA 94402
                                 (650) 573-3210
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                  PAUL G. LEGO
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                  VIRAGE, INC.
                           177 BOVET ROAD, SUITE 520
                          SAN MATEO, CALIFORNIA 94402
                                 (650) 573-3210
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                   COPIES TO:

              JAMES M. KOSHLAND, ESQ.                             MARK A. BERTELSEN, ESQ.
                 DAVID HUBB, ESQ.                                HERBERT P. FOCKLER, ESQ.
         GRAY CARY WARE & FREIDENRICH LLP                    WILSON SONSINI GOODRICH & ROSATI
                400 HAMILTON AVENUE                              PROFESSIONAL CORPORATION
         PALO ALTO, CALIFORNIA, 94301-1825                          650 PAGE MILL ROAD
                  (650) 833-2000                                PALO ALTO, CALIFORNIA 94304
                                                                      (650) 493-9300

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act") check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE


---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
                                                             PROPOSED MAXIMUM      PROPOSED MAXIMUM
 TITLE OF EACH CLASS OF SECURITIES       AMOUNT TO BE         OFFERING PRICE      AGGREGATE OFFERING        AMOUNT OF
         TO BE REGISTERED               REGISTERED(1)          PER SHARE(2)             PRICE          REGISTRATION FEE(3)
---------------------------------------------------------------------------------------------------------------------------
Common Stock ($0.001 par value)....       4,025,000               $12.00             $48,300,000             $16,698
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------


(1) Includes 525,000 shares which the underwriters have the option to purchase to cover over-allotments, if any.

(2) Estimated solely for the purposes of determining the registration fee pursuant to Rule 457(a) promulgated under the Securities Act.

(3) Previously paid.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

      THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING OFFERS TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                  SUBJECT TO COMPLETION, DATED MARCH 31, 2000


                                3,500,000 SHARES

                                 [VIRAGE LOGO]

                                  VIRAGE, INC.

                                  Common Stock
                               ------------------

     Prior to this offering, there has been no public market for our common stock. The initial public offering price of the common stock is expected to be between $10.00 and $12.00 per share. We have applied to list our common stock on The Nasdaq Stock Market's National Market under the symbol "VRGE."

     The underwriters have an option to purchase a maximum of 525,000 additional shares to cover over-allotments of shares.


     INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" ON PAGE 8.


                       UNDERWRITING
         PRICE TO      DISCOUNTS AND    PROCEEDS TO
          PUBLIC        COMMISSIONS       VIRAGE
       -------------   -------------   -------------
Per
Share...            $             $               $
Total...            $             $               $

     Delivery of the shares of common stock will be made on or
about               , 2000.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

CREDIT SUISSE FIRST BOSTON
                                           ROBERTSON STEPHENS
                                                                   WIT SOUNDVIEW

             The date of this prospectus is                , 2000.

                               ------------------

                               TABLE OF CONTENTS


                                  PAGE
                                  ----
PROSPECTUS SUMMARY..............    3
RISK FACTORS....................    7
SPECIAL NOTE REGARDING
  FORWARD-LOOKING STATEMENTS....   19
USE OF PROCEEDS.................   20
DIVIDEND POLICY.................   20
CAPITALIZATION..................   21
DILUTION........................   23
SELECTED CONSOLIDATED FINANCIAL
  DATA..........................   25
MANAGEMENT'S DISCUSSION AND
  ANALYSIS OF FINANCIAL
  CONDITION AND RESULTS OF
  OPERATIONS....................   26
BUSINESS........................   38



                                  PAGE
                                  ----
MANAGEMENT......................   56
RELATED PARTY TRANSACTIONS......   68
PRINCIPAL STOCKHOLDERS..........   72
DESCRIPTION OF CAPITAL STOCK....   75
SHARES ELIGIBLE FOR FUTURE
  SALE..........................   79
UNDERWRITING....................   82
NOTICE TO CANADIAN
  RESIDENTS.....................   85
LEGAL MATTERS...................   86
EXPERTS.........................   86
WHERE YOU CAN FIND MORE
  INFORMATION...................   87
INDEX TO FINANCIAL
  STATEMENTS....................  F-1


                               ------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT.

                     DEALER PROSPECTUS DELIVERY OBLIGATION

     UNTIL              , 2000, 25 DAYS AFTER COMMENCEMENT OF THIS OFFERING, ALL
DEALERS THAT EFFECT TRANSACTIONS IN THESE SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALER'S OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS AN UNDERWRITER AND WITH RESPECT TO UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                               PROSPECTUS SUMMARY

     You should read this summary together with the entire prospectus, including the more detailed information in our financial statements and accompanying notes appearing elsewhere in this prospectus.

                                  VIRAGE, INC.


     Virage is a leading provider of software products and application services that enable media and entertainment companies, enterprises and consumers to catalog, manage and distribute their video content over the Internet and intranets.



     We have a proprietary video indexing technology that breaks video into discrete segments in real time by indexing visual scene changes, spoken words, names and faces of recognized speakers, topics discussed within each segment and other important information. This index is time synchronized with video files that are encoded simultaneously with the indexing process. The indexing and encoding capabilities of our technology transform video content into a structured video database that enables content owners and Internet users to rapidly search, locate and use video content. Our technology allows Internet users of video content to find, view and share the portions of the video they want, in a way that is familiar and comfortable to them. To adapt their video content for these Internet users, owners of video content, including news, entertainment, sports and educational content, can either license our VideoLogger, AudioLogger and related products or use our Virage Interactive application services to convert their video into interactive web content. For example, a customer may use our application services to enable visitors to its Internet site to find both articles and video segments on related topics repurposed from its television programming, corporate or training video, or other video content. We currently have over 100 customers including media and entertainment companies, large corporations, educational institutions and government entities.


     Very few communication technologies have had as much of an impact on our society as video and the Internet. Each of these communication mediums has touched the lives of hundreds of millions of people and generated billions of dollars in advertising and commerce revenues. We believe our products and application services will enable the widespread adoption of video on the Internet by helping content owners adapt their video content to the Internet and intranets quickly and cost-effectively.

     We enable Internet users to rapidly search, locate and use video content. By improving the end users' video experience, we increase the value of video content to content owners by enabling them to use their video in targeted applications such as advertising and electronic commerce. The key benefits of our products and services include:

     - Improved access to video content. Our video index and search engine allow users to search for and view desired parts of the video quickly and easily. Our video database helps Internet site owners automatically publish video segments throughout their Internet site, based on subject, keyword or speaker.


     - Enhanced user interaction and community building. Our technology transforms video into indexed segments that Internet users can interact with and share opinions and recommendations about. Our technology allows users to email relevant video segments to other users, create personal portfolios of favorite segments and assemble and share personal playlists or highlight reels with others. These features enable community building around video collections by allowing users who are interested in particular video content to share and interact with other users concerning this same video.

     - Greater personalization. The indexing and searching of video content enable our customers to target video segments to particular users by matching user profiles with information contained in their video database, thereby providing a highly personalized viewing experience.


     - Increased commerce opportunities. Our technology enables customers to create commerce opportunities around specific video segments, such as targeted advertising and purchase opportunities associated with a particular person, object or topic within the video. For example, one customer uses our Virage Interactive services to first enable Internet users to search for and watch a video review of particular video games of interest to the user, and then simultaneously display a banner advertisement next to this video which the user can click on to purchase the exact video game which is concurrently being reviewed.



     - Expanded syndication abilities. Our technology allows customers to widely distribute, or syndicate, their indexed video content to other Internet sites with minimal incremental cost or effort. This syndication of content provides significant incremental revenue opportunities for video content owners by increasing the number of potential viewers of their content. For example, one customer uses our Virage Interactive services to syndicate a particular piece of its video content for redeployment on over fifteen other websites which paid for the right to this syndicated content and at the same time expanded the viewership of this content through their websites.


     Our goal is to strengthen our position as a leading provider of products and application services in the Internet video infrastructure marketplace. To achieve this objective, our business strategy includes the following key components:

     - Become the standard for deploying, managing and distributing video content over the Internet and intranets.

     - Generate multiple revenue streams through new products and services.

     - Empower content providers without competing against them.

     - Enhance and leverage our technical leadership position.

     - Expand our international presence.

     - Pursue strategic relationships and acquisitions.


     On March 24, 2000, we entered into an agreement with Thomson Consumer Electronics, Inc. to sell to it $10.0 million of common stock, with Akamai Technologies, Inc. to sell to it $3.5 million of common stock, with RealNetworks, Inc. to sell to it $3.0 million of common stock and with CNET, Inc. to sell to it $2.5 million of common stock, each sale to be at the initial public offering price in a private placement that will close concurrently with this public offering. Although these shares are not being underwritten, each purchaser will be granted registration rights to include their shares in any future registered offerings filed by us. In addition, we also entered into services agreements with Akamai Technologies and RealNetworks, and amended our video cataloging services and license agreement with CNET.


     We were incorporated in Michigan in April 1994 and reincorporated in Delaware in March 1995 under the name Virage, Inc. Our principal offices are located at 177 Bovet Road, Suite 520, San Mateo, California 94402. Our telephone number is (650) 573-3210. Our website address is located at www.virage.com but the information on our website does not constitute a part of this prospectus.

                                  THE OFFERING

Common stock offered by Virage....     3,500,000 shares


Common stock to be outstanding....     23,026,512 shares


Use of proceeds...................     For general corporate purposes, capital
expenditures and working capital. See "Use of Proceeds" on page 21.

Proposed Nasdaq National Market
  symbol..........................     VRGE

     The number of shares of our common stock outstanding after the offering is based on shares outstanding as of December 31, 1999 and does not include:

     - 4,106,513 shares of common stock issuable upon exercise of outstanding stock options under our equity incentive plans as of December 31, 1999 at a weighted average exercise price of $1.9695;


     - 3,958,843 shares of common stock reserved and available for issuance under our equity incentive plans as of December 31, 1999;



     - 1,100,000 shares of common stock authorized for our 2000 employee stock purchase plan in March 2000; and


     - 42,648 shares of common stock subject to warrants at a weighted average exercise price of $0.9375.

     VIRAGE(R), the Virage "V" Logo(R), PINPOINT(R), VIDEOLOGGER(TM), AUDIOLOGGER(TM), MYLOGGER(TM) and "We make video searchable"(TM) are trademarks or registered trademarks of Virage, Inc. This prospectus contains other trade names, trademarks and service marks of Virage and of other companies.

     Unless otherwise indicated, all information contained in this prospectus assumes:

     - no exercise of the underwriters' over-allotment option;

     - a two-for-three reverse stock split in our common and preferred stock which will occur prior to the consummation of this offering;

     - the conversion of all outstanding preferred stock into common stock immediately prior to the consummation of this offering;


     - the cash exercise of warrants to purchase 125,986 shares of common stock at a weighted-average exercise price of $4.92 per share;



     - the expected issuance and cash exercise of a warrant to be issued concurrently with this offering of 181,818 shares of common stock at an assumed exercise price of $11.00 per share; and



     - the expected sale via a private placement concurrent with this offering of 1,727,270 shares of common stock to Akamai Technologies, CNET, RealNetworks and Thomson Consumer Electronics at an assumed private placement price of $11.00 per share.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                 NINE MONTHS
                                                                                    ENDED
                                     FISCAL YEARS ENDED MARCH 31,                DECEMBER 31,
                            -----------------------------------------------   ------------------
                             1995      1996      1997      1998      1999      1998       1999
                            -------   -------   -------   -------   -------   -------   --------
CONSOLIDATED STATEMENTS OF
  OPERATIONS DATA:
Total revenues............  $    --   $    99   $ 1,445   $ 2,702   $ 3,350   $ 2,323   $  3,887
Gross profit..............       --        61       839     1,377     1,668     1,087      1,833
Total operating
  expenses................      551     1,607     2,472     5,496     7,960     5,578      9,628
Loss from operations......     (551)   (1,546)   (1,633)   (4,119)   (6,292)   (4,491)    (7,795)
Net loss applicable to
  common stockholders.....     (543)   (1,469)   (1,599)   (4,100)   (6,170)   (4,378)   (12,152)
Net loss per share
  applicable to common
  stockholders:
  basic and diluted.......  $ (0.32)  $ (0.84)  $ (1.07)  $ (2.13)  $ (2.76)  $ (2.04)  $  (4.27)
Weighted average shares:
  basic and diluted.......    1,707     1,748     1,488     1,924     2,239     2,145      2,849
Pro forma net loss per
  share applicable to
  common stockholders:
  basic and diluted.......                                          $ (0.60)            $  (0.88)
Weighted average shares:
  basic and diluted.......                                           10,315               13,767


                                                           DECEMBER 31, 1999
                                                   ----------------------------------
                                                                           PRO FORMA
                                                    ACTUAL    PRO FORMA   AS ADJUSTED
                                                   --------   ---------   -----------
CONSOLIDATED BALANCE SHEETS DATA:
Cash and cash equivalents........................  $ 16,362   $ 16,982     $ 72,187
Total assets.....................................    21,718     22,338       77,543
Long-term liabilities............................       115        115          115
Accumulated deficit..............................   (26,033)   (26,033)     (26,033)
Total stockholders' equity (net capital
  deficiency)....................................   (18,795)    18,820       74,025



     The pro forma data gives effect to the conversion of all of our outstanding shares of preferred stock into common stock upon the closing of this offering and the cash exercise of warrants to purchase 125,986 shares of common stock at a weighted-average exercise price of $4.92 per share. The pro forma as adjusted data gives effect to the foregoing and to the following:



     - the sale of the 3,500,000 shares of common stock that we are offering under this prospectus at an assumed initial public offering price of $11.00 per share and after deducting the underwriting discounts and commissions and estimated offering expenses;



     - the cash exercise of a warrant to be issued concurrently with the closing of this offering to purchase 181,818 shares of common stock at an assumed exercise price of $11.00 per share; and



     - the sale of a total of 1,727,270 shares of common stock that are expected to be sold in a private placement concurrent with the closing of this offering to Akamai Technologies, CNET, RealNetworks and Thomson Consumer Electronics at an assumed private placement price of $11.00 per share.



See "Capitalization" on page 21.

                                  RISK FACTORS

     An investment in our common stock is very risky. You should carefully consider the risks and uncertainties described below, together with all other information in this prospectus, before buying shares in this offering.

                         RISKS RELATED TO OUR BUSINESS


BECAUSE WE HAVE ONLY RECENTLY INTRODUCED OUR VIDEO SOFTWARE PRODUCTS AND APPLICATION SERVICES, WE FACE A NUMBER OF RISKS WHICH MAY SERIOUSLY HARM OUR BUSINESS.


     We incorporated in April 1994 and to date we have generated only limited revenues. Most of our revenues were generated in the last six quarters. We introduced our first video software products in December 1997, and our application services, named Virage Interactive, in May 1999. Because we have a limited operating history with our video software products and application services and because our revenue sources may continue to shift as our business develops, you must consider the risks and difficulties that we may encounter when making your investment decision. These risks include our ability to:

     - expand our customer base;

     - increase penetration into key customer accounts;

     - maintain our pricing structure;

     - develop new video products and application services; and


     - adapt our products and services to meet changes in the Internet video infrastructure marketplace.


If we do not successfully address these risks, our business will be seriously harmed.


OUR BUSINESS MODEL IS UNPROVEN AND MAY FAIL, WHICH MAY DECREASE SIGNIFICANTLY THE MARKET PRICE OF OUR COMMON STOCK.


     We do not know whether our business model and strategy will be successful. Our business model is based on the premise that content providers will use our licensed products and application services to catalog, manage and distribute their video content over the Internet and intranets. Our potential customers may elect to rely on their internal resources or on lower priced products and services that do not offer the full range of functionality offered by our products and services. If the assumptions underlying our business model are not valid or if we are unable to implement our business plan, our business will suffer.


WE HAVE NOT BEEN PROFITABLE AND IF WE DO NOT ACHIEVE PROFITABILITY, OUR BUSINESS MAY FAIL.


     We incurred net losses of $1.6 million in fiscal 1997, $4.1 million in fiscal 1998, $6.2 million in fiscal 1999 and $7.6 million in the nine months ended December 31, 1999. As of December 31, 1999, our accumulated deficit was $26.0 million. We expect to continue to incur increasing research and development, sales and marketing and general and administrative expenses. Accordingly, our failure to increase our revenues significantly or improve our gross margins will harm our business. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis in the future. If our revenues grow more slowly than we anticipate, if our gross margins do not improve, or if our operating expenses exceed our expectations, our operating results will suffer and our stock price may fall.

OUR QUARTERLY OPERATING RESULTS ARE VOLATILE AND DIFFICULT TO PREDICT. IF WE FAIL TO MEET THE EXPECTATIONS OF PUBLIC MARKET ANALYSTS OR INVESTORS, THE MARKET PRICE OF OUR COMMON STOCK MAY DECREASE SIGNIFICANTLY.

     Our quarterly operating results have varied significantly in the past and are likely to vary significantly in the future. We believe that period-to-period comparisons of our results of operations are not meaningful and should not be relied upon as indicators of future performance. If securities analysts follow our stock, our operating results will likely fall below their expectations in some future quarter or quarters. Our failure to meet these expectations would likely cause the market price of our common stock to decline.


     Our quarterly revenues depend on a number of factors, many of which are beyond our control and which makes it difficult for us to predict our revenues going forward. We plan to increase our operating expenses and if our revenues and gross margins do not increase, our business could be seriously harmed. We plan to increase our operating expenses to expand our sales and marketing operations, fund greater levels of research and development, expand our Virage Interactive services and develop our internal organization. Many of these expenditures are planned or committed in advance in anticipation of future revenues, and if our revenues in a particular quarter are lower than we anticipate, we may be unable to reduce spending in that quarter. As a result, any shortfall in revenues or a failure to improve gross margins would likely hurt our quarterly operating results.



THE FAILURE OF ANY SIGNIFICANT FUTURE CONTRACTS TO MEET OUR POLICIES FOR RECOGNIZING REVENUE MAY PREVENT US FROM ACHIEVING OUR REVENUE OBJECTIVES FOR A QUARTER OR A FISCAL YEAR, WHICH WOULD HURT OUR OPERATING RESULTS.



     Our sales contracts are typically based upon standard agreements that meet our revenue recognition policies. However, our future sales may include site licenses or other transactions with customers who may negotiate special terms and conditions that are not part of our standard sales contracts. If these special terms and conditions cause sales under these contracts to not qualify under our revenue recognition policies, we would defer revenues to future periods, which may hurt our reported operating results and cause our stock price to fall.


THE LENGTH OF OUR SALES AND DEPLOYMENT CYCLE IS UNCERTAIN, WHICH MAY CAUSE OUR REVENUES AND OPERATING RESULTS TO VARY SIGNIFICANTLY FROM QUARTER TO QUARTER.

     During our sales cycle, we spend considerable time and expense providing information to prospective customers about the use and benefits of our products and services without generating corresponding revenue. Our expense levels are relatively fixed in the short term and based in part on our expectations of future revenues. Therefore, any delay in our sales cycle could cause significant variations in our operating results, particularly because a relatively small number of customer orders represents a large portion of our revenues.

     Some of our largest sources of revenues are government entities and large corporations that often require long testing and approval processes before making a decision to license our products. In general, the process of entering into a licensing arrangement with a potential customer may involve lengthy negotiations. As a result, our sales cycle has been and may continue to be unpredictable. In the past, our sales cycle has ranged from one to 12 months. Our sales cycle is also subject to delays as a result of customer-specific factors over which we have little or no control, including budgetary constraints and internal acceptance procedures. In addition, because our technology must often be integrated with the products and services of other vendors, there may be a significant delay between the use of our software and services in a pilot system and our customers' volume deployment of our products and services.

IF OUR CUSTOMERS FAIL TO GENERATE TRAFFIC ON THE VIDEO-RELATED SECTIONS OF THEIR INTERNET SITES, OUR RECURRING REVENUES MAY DECREASE, WHICH MAY ADVERSELY AFFECT OUR BUSINESS AND FINANCIAL RESULTS.

     Our ability to achieve recurring revenues from our application services is largely dependent upon the success of our customers in generating traffic on the video-related sections of their Internet sites. Generally, we generate recurring revenue from our application services whenever our customers add more hours of video to an existing project and with each additional video query on a customer's site. If our customers do not attract and maintain traffic on video-related sections of their sites, video queries may decrease and customers may decide not to add more hours of video to existing projects. This result would cause revenues from our application services to decrease, which will prevent us from growing our business.

IF WE FAIL TO INCREASE THE SIZE OF OUR CUSTOMER BASE OR INCREASE OUR REVENUES WITH OUR EXISTING CUSTOMERS, OUR BUSINESS WILL SUFFER.

     Increasing the size of our customer base and increasing the revenues we generate from our customer base are critical to the success of our business. To expand our customer base and the revenues we generate from our customers, we must:

     - generate additional revenues from different organizations within our customers;

     - conduct effective marketing and sales programs to acquire new customers; and

     - establish and maintain distribution relationships with value added resellers and system integrators.

Our failure to achieve one or more of these objectives will hurt our business.

THE PRICES WE CHARGE FOR OUR PRODUCTS AND SERVICES MAY DECREASE, WHICH WOULD REDUCE OUR REVENUES AND HARM OUR BUSINESS.

     The prices we charge for our products and services may decrease as a result of competitive pricing pressures, promotional programs and customers who negotiate price reductions. For example, some of our competitors have provided their services without charge in order to gain market share or new customers and key accounts. The prices at which we sell and license our products and services to our customers depend on many factors, including:

     - purchase volumes;

     - competitive pricing;

     - the specific requirements of the order;

     - the duration of the licensing arrangement; and

     - the level of sales and service support.

     If we are unable to sell our products or services at acceptable prices relative to our costs, or if we fail to develop and introduce on a timely basis new products and services from which we can derive additional revenues, our financial results will suffer.

WE RELY ON, AND EXPECT TO CONTINUE TO RELY ON, A LIMITED NUMBER OF CUSTOMERS FOR A SIGNIFICANT PORTION OF OUR REVENUES AND IF ANY OF THESE CUSTOMERS STOPS LICENSING OUR SOFTWARE OR PURCHASING OUR PRODUCTS AND SERVICES, OUR OPERATING RESULTS WILL SUFFER.


     Historically, a limited number of customers has accounted for a significant portion of our revenues. For the nine months ended December 31, 1999, Telecinco accounted for 16% of our revenues and Oracle accounted for 15% of our revenues. In addition, during that period several U.S. government agencies accounted for 22% of our revenues. We anticipate that our operating results in any given period will continue to depend to a significant extent upon revenues from a small number of customers. We do not have long-term contracts with our customers obligating them to license our software or purchase our products or services. We cannot be certain that we will retain our current customers or that we will be able to recruit additional or replacement customers. If we were to lose one or more customers, our operating results could be significantly harmed.


ANY FAILURE OF OUR NETWORK COULD LEAD TO SIGNIFICANT DISRUPTIONS IN OUR VIRAGE INTERACTIVE SERVICES BUSINESS WHICH COULD DAMAGE OUR REPUTATION, REDUCE OUR REVENUES OR OTHERWISE HARM OUR BUSINESS.



     Our Virage Interactive services business is dependent upon providing our customers with fast, efficient and reliable services. To meet our customers' requirements, we must protect our network against damage from, among other things:


     - human error;

     - physical or electronic security breaches;

     - computer viruses;

     - fire, earthquake, flood and other natural disasters;

     - power loss;

     - telecommunications failure; and

     - sabotage and vandalism.


Our failure to protect our network against damage from any of these events will hurt our business.



WE DEPEND ON AN OUTSIDE THIRD PARTY TO MAINTAIN OUR COMMUNICATIONS HARDWARE AND PERFORM MOST OF OUR COMPUTER HARDWARE OPERATIONS AND IF THIS THIRD PARTY'S HARDWARE AND OPERATIONS FAIL, OUR REPUTATION AND BUSINESS WILL SUFFER.


     Substantially all of our communications hardware and most of our computer hardware operations are located at Exodus Communications' facility in Santa Clara, California. We do not have complete backup systems for these operations. A problem with, or failure of, our communications hardware or operations could result in interruptions or increases in response times on the Internet sites of our customers. Furthermore, if Exodus fails to adequately maintain or operate our communications hardware or does not perform our computer hardware operations adequately, our services to our customers may not be available. We have experienced system failures in the past. For example, in October 1999, one outage at Exodus caused all of our application services to become unavailable for approximately 90 minutes. In December 1999, a second outage at Exodus, which slowed the response times of our application services, lasted 18 hours. Other outages or system failures may occur. Any disruptions could damage our reputation, reduce our revenues or otherwise harm our business. Our insurance policies may not adequately compensate us for any losses that may occur due to any failures or interruptions in our systems.

IF WE ARE UNABLE TO SCALE OUR CAPACITY SUFFICIENTLY AS DEMAND FOR OUR SERVICES INCREASES, WE MAY LOSE CUSTOMERS WHICH WOULD BE DETRIMENTAL TO OUR BUSINESS.


     We cannot be certain that if we increase our customers we will be able to correspondingly increase our personnel and to perform our application services at satisfactory levels. In addition, our application services may need to accommodate an increasing volume of traffic. If we are not able to expand our internal operations to accommodate such an increase in traffic, our customers' Internet sites may in the future experience slower response times or outages. If we cannot adequately handle a significant increase in customers or customers' traffic, we may lose customers or fail to gain new ones, which may reduce our revenues and harm our business.


IF WE DO NOT SUCCESSFULLY DEVELOP NEW PRODUCTS AND SERVICES TO RESPOND TO RAPID MARKET CHANGES DUE TO CHANGING TECHNOLOGY AND EVOLVING INDUSTRY STANDARDS, OUR BUSINESS WILL BE HARMED.

     The market for our products and services is characterized by rapidly changing technology, evolving industry standards, frequent new product and service introductions and changes in customer demands. The recent growth of video on the Internet and intense competition in our industry exacerbate these market characteristics. Our future success will depend to a substantial degree on our ability to offer products and services that incorporate leading technology, and respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis. To succeed, we must anticipate and adapt to customer requirements in an effective and timely manner, and offer products and services that meet customer demands. If we fail to do so, our products and services will not achieve widespread market acceptance, and we may not generate significant revenues to offset our development costs, which will hurt our business.

     The development of new or enhanced products and services is a complex and uncertain process that requires the accurate anticipation of technological and market trends. We may experience design, manufacturing, marketing and other technological difficulties that could delay our ability to respond to technological changes, evolving industry standards, competitive developments or customer requirements. You should additionally be aware that:

     - our technology or systems may become obsolete upon the introduction of alternative technologies, such as products that better manage and search video content;

     - we could incur substantial costs if we need to modify our products and services to respond to these alternative technologies;

     - we may not have sufficient resources to develop or acquire new technologies or to introduce new products or services capable of competing with future technologies; and

     - when introducing new or enhanced products or services, we may be unable to manage effectively the transition from older products and services and ensure that we can deliver products and services to meet anticipated customer demand.

WE DEPEND ON TECHNOLOGY LICENSED TO US BY THIRD PARTIES, AND THE LOSS OF OR OUR INABILITY TO MAINTAIN THESE LICENSES COULD RESULT IN INCREASED COSTS OR DELAY SALES OF OUR PRODUCTS.

     We license technology from third parties, including software that is integrated with internally-developed software and used in our products to perform key functions. We anticipate that we will continue to license technology from third parties in the future. This software may not continue to be available on commercially reasonable terms, if at all. Although we do not believe that we are substantially dependent on any licensed technology, some of the software we license from third parties could be difficult for us to replace. The loss of any of these technology licenses could result in delays in the license of our products until equivalent technology, if available, is developed or identified, licensed and integrated. The use of additional third-party software would require us to negotiate license agreements with other parties, which could result in higher royalty payments and a loss of product differentiation. In addition, the effective implementation of our products depends upon the successful operation of third-party licensed products in conjunction with our products, and therefore any undetected errors in these licensed products could prevent the implementation or impair the functionality of our products, delay new product introductions and/or damage our reputation.


IF WE ARE UNABLE TO RETAIN OUR KEY PERSONNEL, OUR BUSINESS MAY BE HARMED.

     Our future success depends to a significant extent on the continued services of our senior management and other key personnel, and particularly Paul Lego, our chief executive officer. The loss of either this individual or other key employees would likely have an adverse effect on our business. We do not have employment agreements with most of our senior management team. If one or more of our senior management team were to resign, the loss could result in loss of sales, delays in new product development and diversion of management resources.

BECAUSE COMPETITION FOR QUALIFIED PERSONNEL IS INTENSE, WE MAY NOT BE ABLE TO RECRUIT OR RETAIN PERSONNEL, WHICH COULD IMPACT THE DEVELOPMENT AND ACCEPTANCE OF OUR PRODUCTS AND SERVICES.

     We expect that we will need to hire additional personnel in all functional areas in the foreseeable future. Competition for personnel throughout our industry is intense. We may be unable to attract or assimilate other highly-qualified employees in the future. We have in the past experienced, and we expect to continue to experience, difficulty in hiring highly-skilled employees with appropriate qualifications. In addition, new hires frequently require extensive training before they achieve desired levels of productivity. Several members of our existing management team have been employed at Virage for less than one year, including our chief financial officer. We may fail to attract and retain qualified personnel, which could have a negative impact on our business.

FAILURE TO PROPERLY MANAGE OUR POTENTIAL GROWTH WOULD BE DETRIMENTAL TO OUR BUSINESS.

     Any growth in our operations will place a significant strain on our resources. As part of this growth, we will have to implement new operational and financial systems, procedures and controls to expand, train and manage our employee base and to maintain close coordination among our technical, accounting, finance, marketing, sales and editorial staffs. We will also need to continue to attract, retain and integrate personnel in all aspects of our operations. To the extent we acquire other businesses, we will also need to integrate and assimilate new operations, technologies and personnel. Failure to manage our growth effectively could hurt our business.


DEFECTS IN OUR SOFTWARE PRODUCTS COULD DIMINISH DEMAND FOR OUR PRODUCTS WHICH MAY CAUSE OUR STOCK PRICE TO FALL.


     Our software products are complex and may contain errors that may be detected at any point in the life of the product. We cannot assure you that, despite testing by us and our current and potential customers, errors will not be found in new products or releases after shipment, resulting in loss of revenues, delay in market acceptance and sales, diversion of development resources, injury to our reputation or increased service and warranty costs. If any of these were to occur, our business would be adversely affected and our stock price could fall.

     Because our products are generally used in systems with other vendors' products, they must integrate successfully with these existing systems. System errors, whether caused by our products or those of another vendor, could adversely affect the market acceptance of our products, and any necessary revisions could cause us to incur significant expenses.

WE COULD BE SUBJECT TO LIABILITY CLAIMS AND NEGATIVE PUBLICITY IF OUR CUSTOMERS' SYSTEMS, INFORMATION OR VIDEO CONTENT IS DAMAGED THROUGH THE USE OF OUR PRODUCTS OR OUR APPLICATION SERVICES.

     If our customers' systems, information or video content is damaged by software errors, product design defects or use of our application services, our business may be harmed. In addition, these errors or defects may cause severe customer service and public relations problems. Errors, bugs, viruses or misimplementation of our products or services may cause liability claims and negative publicity ultimately resulting in the loss of market acceptance of our products and services. Our agreements with customers that attempt to limit our exposure to liability claims may not be enforceable in jurisdictions where we operate.

OTHERS MAY BRING INFRINGEMENT CLAIMS AGAINST US WHICH COULD BE TIME CONSUMING AND EXPENSIVE FOR US TO DEFEND.

     Other companies, including our competitors, may obtain patents or other proprietary rights that would prevent, limit or interfere with our ability to conduct our business. These companies could assert, and it may be found, that our technologies infringe their proprietary rights. We could incur substantial costs to defend any litigation, and intellectual property litigation could force us to do one or more of the following:

     - cease using key aspects of our technology that incorporate the challenged intellectual property;

     - obtain a license from the holder of the infringed intellectual property right; and

     - redesign some or all of our products.

From time to time, we have received notices claiming that our technology infringes patents held by third parties. In the event any such claim is successful and we are unable to license the infringed technology on commercially reasonable terms, our business and operating results would be significantly harmed.

IF THE PROTECTION OF OUR INTELLECTUAL PROPERTY IS INADEQUATE, OUR COMPETITORS MAY GAIN ACCESS TO OUR TECHNOLOGY, AND WE MAY LOSE CUSTOMERS.

     We depend on our ability to develop and maintain the proprietary aspects of our technology. We seek to protect our software, documentation and other written materials under trade secret and copyright laws, which afford only limited protection. Our proprietary rights may not prove viable or of value in the future since the validity, enforceability and type of protection of proprietary rights in Internet-related industries are uncertain and still evolving.

     Unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. Policing unauthorized use of our products is difficult, and while we are unable to determine the extent to which piracy of our software or code exists, software piracy can be expected to be a persistent problem. We license our proprietary rights to third parties, and these licensees may not abide by our compliance and quality control guidelines or they may take actions that would materially adversely affect us. In addition, the laws of some foreign countries do not protect our proprietary rights to as great an extent as do the laws of the United States, and effective patent, copyright, trademark and trade secret protection may not be available in these foreign jurisdictions. To date, we have not sought protection of our proprietary rights in any foreign jurisdiction. Our efforts to protect our intellectual property rights through patent, copyright, trademark and trade secret laws may not be effective to prevent misappropriation of our technology, or may not prevent the development and design by others of products or technologies similar to or competitive with those developed by us. Our failure or inability to protect our proprietary rights could harm our business.

AS WE EXPAND OUR OPERATIONS INTERNATIONALLY, WE WILL FACE SIGNIFICANT RISKS IN DOING BUSINESS IN FOREIGN COUNTRIES.


     As we expand our operations internationally, we will be subject to a number of risks associated with international business activities, including:


     - costs of customizing our products and services for foreign countries, including localization, translation and conversion to international and other foreign technology standards;

     - compliance with multiple, conflicting and changing governmental laws and regulations, including changes in regulatory requirements that may limit our ability to sell our products and services in particular countries;

     - import and export restrictions, tariffs and greater difficulty in collecting accounts receivable; and

     - foreign currency-related risks if a significant portion of our revenues become denominated in foreign currencies.

FAILURE TO INCREASE OUR BRAND AWARENESS AMONG CONTENT OWNERS COULD LIMIT OUR ABILITY TO COMPETE EFFECTIVELY.

     We believe that establishing and maintaining a strong brand name is important to the success of our business. Competitive pressures may require us to increase our expenses to promote our brand name, and the benefits associated with brand creation may not outweigh the risks and costs associated with brand name establishment. Our failure to develop a strong brand name or the incurrence of excessive costs associated with establishing our brand name, may harm our business.

WE MAY NEED TO MAKE ACQUISITIONS IN ORDER TO REMAIN COMPETITIVE IN OUR MARKET, AND POTENTIAL FUTURE ACQUISITIONS COULD BE DIFFICULT TO INTEGRATE, DISRUPT OUR BUSINESS AND DILUTE STOCKHOLDER VALUE.

     Although we have no current plans to do so, we may acquire other businesses in the future in order to remain competitive or to acquire new technologies. As a result of these acquisitions, we may need to integrate products, technologies, widely dispersed operations and distinct corporate cultures. The products, services or technologies of the acquired companies may need to be altered or redesigned in order to be made compatible with our software products and services, or the software architecture of our customers. These integration efforts may not succeed or may distract our management from operating our existing business. Our failure to successfully manage future acquisitions could seriously harm our operating results. In addition, our stockholders would be diluted if we finance the acquisitions by incurring convertible debt or issuing equity securities.

        RISKS RELATING TO THE INTERNET VIDEO INFRASTRUCTURE MARKETPLACE

COMPETITION AMONG INTERNET VIDEO INFRASTRUCTURE COMPANIES IS INTENSE. IF WE ARE UNABLE TO COMPETE SUCCESSFULLY, OUR BUSINESS WILL FAIL.

     Competition among Internet video infrastructure companies seeking to attract new customers is intense and we expect this intensity of competition to increase in the future. Our competitors vary in size and in the scope and breadth of the products and services they offer and may have significantly greater financial, technical and marketing resources. Our current direct competitors include Excalibur Technologies and MediaSite. We may also compete indirectly with system integrators to the extent they may embed or integrate competing technologies into their product offerings, and in the future we may compete with video service providers and searchable video portals. In addition, we may compete with our current and potential customers who may contemplate developing software or performing application services internally. Increased competition could result in price reductions, reduced margins or loss of market share, any of which will cause our business to suffer.

IF BROADBAND TECHNOLOGY IS NOT ADOPTED OR DEPLOYED AS QUICKLY AS WE EXPECT, DEMAND FOR OUR PRODUCTS AND SERVICES MAY NOT GROW AS QUICKLY AS ANTICIPATED.

     Broadband technology such as digital subscriber lines, commonly referred to as DSL, and cable modems, which allows video content to be transmitted over the Internet more quickly than current technologies, has only recently been developed and is just beginning to be deployed. The growth of our business depends in part on the broad market acceptance of broadband technology. If the market does not adopt broadband technology, or adopts it more slowly than we anticipate, demand for our products and services may not grow as quickly as we anticipate, which will harm our business.


     We depend on the efforts of third parties to develop and provide the technology for broadband transmission. Even if broadband access becomes widely available, heavy use of the Internet may negatively impact the quality of media delivered through broadband connections. If these third parties experience delays or difficulties establishing the technology to support widespread broadband transmission, or if heavy usage limits the broadband experience, the market may not accept our products and services.


     Because the anticipated growth of our business depends in part on broadband transmission infrastructure, we are subject to a number of risks, including:

     - changes in content delivery methods and protocols;

     - the need for continued development by our customers of compelling content that takes advantage of broadband access and helps drive market acceptance of our products and services;

     - the emergence of new competitors, including traditional broadcast and cable television companies, which have significant control over access to content, substantial resources and established relationships with media providers;


     - the development of relationships by our competitors with companies that have significant access to or control over the broadband transmission technology or content; and


     - the need to establish new relationships with non-PC based providers of broadband access, such as providers of television set-top boxes and cable television.

GOVERNMENT REGULATION OF THE INTERNET COULD LIMIT OUR GROWTH.

     We are not currently subject to direct regulation by any government agency, other than laws and regulations generally applicable to businesses, although certain U.S. export controls and import controls of other countries may apply to our products. While there are currently few laws or regulations that specifically regulate communications or commerce on the Internet, due to the increasing popularity and use of the Internet, it is possible that a number of laws and regulations may be adopted in the U.S. and abroad in the near future with particular applicability to the Internet. It is possible that governments will enact legislation that may be applicable to us in areas such as content, network security, access charges and retransmission activities. Moreover, the applicability to the Internet of existing laws governing issues such as property ownership, content, taxation, defamation and personal privacy is uncertain. The adoption of new laws or the adaptation of existing laws to the Internet may decrease the growth in the use of the Internet, which could in turn decrease the demand for our services, increase the cost of doing business or otherwise hurt our business.

                 RISKS RELATED TO THE OFFERING AND OTHER RISKS

OUR SECURITIES HAVE NO PRIOR MARKET AND OUR STOCK PRICE MAY DECLINE AFTER THIS OFFERING.

     Before this offering, there has not been a public market for our common stock and the trading price of our common stock may decline below the initial public offering price. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price.

     An active trading market may not develop and you may not be able to resell the shares you purchase at or above the initial public offering price, or at all. The trading price of our common stock may fluctuate significantly in response to a number of factors, some of which are beyond our control, including:

     - quarterly declines in operating results;

     - changes in financial estimates or recommendations by securities analysts;

     - announcements by us or our competitors of financial results, new services, significant technological innovations, contracts, acquisitions, strategic partnerships, joint ventures, capital commitments or other events;

     - stock market price and volume fluctuations, which are particularly common among securities of Internet-related companies;

     - changes in market valuation; and

     - losses in key personnel.

     In recent years the stock market in general, and the market for shares of small capitalization and technology stocks in particular, have experienced extreme price fluctuations, which have often been unrelated to the operating performance of affected companies. There can be no assurance that the market price of our common stock will not experience significant fluctuations in the future, including fluctuations unrelated to our performance. Such fluctuations could materially adversely affect the market price of our common stock.

     In addition, in the past, securities class action litigation has often been brought against a company following periods of volatility in the market price of its securities. This risk is especially acute for us because the extreme volatility of market share prices of technology companies has resulted in a greater number of securities class action claims than companies in other industries. Due to the potential volatility of our stock price, we may in the future be the target of similar litigation. Securities litigation could result in substantial costs and divert management's attention and resources.

WE RECENTLY SOLD SHARES OF CONVERTIBLE PREFERRED STOCK AT A SUBSTANTIAL DISCOUNT TO THE INITIAL PUBLIC OFFERING PRICE AND IT IS UNCERTAIN WHETHER THE INITIAL PUBLIC OFFERING PRICE WILL PREVAIL IN THE MARKET.

     In September 1999 and December 1999, we sold an aggregate of 4,044,934 shares of series E convertible preferred stock, which will convert into common stock at a 1-to-1 ratio upon the closing of this offering, at $4.92 per share, a price well below the assumed initial public offering price of $11.00 per share for our common stock. No current public market existed for our stock, and therefore the initial public offering price for the shares of common stock was determined by negotiations between us and the representatives of the underwriters. We cannot assure you that the price that prevails in the market will not be less than the initial public offering price, particularly in light of our recent sales of securities at a lower price.

WE HAVE NO SPECIFIC PLAN FOR ANY SIGNIFICANT PORTION OF THE NET PROCEEDS AND OUR INVESTMENT OF THE NET PROCEEDS MAY NOT YIELD A FAVORABLE RETURN.

     We plan to use the proceeds from this offering for working capital and other general corporate purposes. We may use the proceeds in ways with which you do not agree or that prove to be disadvantageous to our stockholders. We may not be able to invest the proceeds of this offering in our operations or external investments to yield a favorable return.

WE MAY NEED TO RAISE ADDITIONAL CAPITAL IN THE FUTURE, WHICH IF AVAILABLE, MAY NOT BE AVAILABLE ON FAVORABLE TERMS, AND WHICH MAY CAUSE DILUTION.

     We may need to seek additional funding in the future. We do not know if we will be able to obtain additional financing on favorable terms, if at all. If we cannot raise funds on acceptable terms, if and when needed, we may not be able to develop or enhance our products, take advantage of future opportunities or respond to competitive pressures or unanticipated requirements, which could seriously harm our business. In addition, if we issue equity securities, stockholders may experience additional dilution or the new equity securities may have rights, preferences or privileges senior to those of existing holders of common stock.

AFTER THIS OFFERING WE WILL CONTINUE TO BE CONTROLLED BY OUR EXECUTIVE OFFICERS, DIRECTORS AND MAJOR STOCKHOLDERS WHOSE INTERESTS MAY CONFLICT WITH YOURS.


     Upon completion of this offering, our executive officers, directors and major stockholders will beneficially own approximately 51.4% of our outstanding common stock. As a result, these stockholders will be able to exercise control over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, which could have the effect of delaying or preventing a third party from acquiring control over or merging with us. We also plan to reserve up to 10% of the shares offered in this offering under a directed share program in which our executive officers, directors, principal stockholders, employees, business associates and related persons may be able to purchase shares in this offering at the initial public offering price. This program may further increase the amount of stock held by persons whose interests are closely aligned with management's interests.


PROVISIONS IN OUR CHARTER DOCUMENTS AND DELAWARE LAW COULD PREVENT OR DELAY A CHANGE IN CONTROL, WHICH COULD REDUCE THE MARKET PRICE OF OUR COMMON STOCK.

     Provisions in our certificate of incorporation and bylaws may have the effect of delaying or preventing a change of control or changes in our management. In addition, provisions of Delaware law may discourage, delay or prevent someone from acquiring or merging with us. These provisions could limit the price that investors might be willing to pay in the future for shares of our common stock. For more information, see "Description of Capital Stock."

THERE ARE A LARGE NUMBER OF SHARES THAT MAY BE SOLD IN THE MARKET FOLLOWING THIS OFFERING, WHICH MAY DEPRESS THE MARKET PRICE OF OUR COMMON STOCK.


     Sales of substantial numbers of shares of our common stock in the public market after this offering, or the perception that sales may be made, could cause the market price of our common stock to decline. In addition, the sale of these shares could impair our ability to raise capital through the sale of additional equity securities. Based on shares outstanding as of February 29, 2000, following this offering, we will have 23,026,512 shares of common stock outstanding or 23,551,512 shares if the underwriters' over-allotment is exercised in full. Of these, 61,924 shares will be available for sale immediately and another 16,419,982 shares will become available for sale 180 days following the date of this prospectus upon the expiration of lock-up agreements, subject to the restrictions imposed by the federal securities laws on sales by affiliates. Credit Suisse First Boston Corporation, however, may waive these lock-up restrictions at its sole discretion without notice.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     Some of the statements under Prospectus Summary, Risk Factors, Management's Discussion and Analysis of Financial Condition and Results of Operations, Business and elsewhere in this prospectus constitute forward-looking statements. In some cases, you can identify forward-looking statements by terms such as may, will, should, expect, plan, intend, forecast, anticipate, believe, estimate, predict, potential, continue or the negative of these terms or other comparable terminology. The forward-looking statements contained in this prospectus involve known and unknown risks, uncertainties and situations that may cause our or our industry's actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these statements. These factors include those listed under "Risk Factors" and elsewhere in this prospectus.

     Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. You should not place undue reliance on these forward-looking statements.

                                USE OF PROCEEDS


     We estimate that our net proceeds from the sale of the 3,500,000 shares of common stock we are offering will be approximately $34.2 million, at an assumed initial public offering price of $11.00 per share and after deducting underwriting discounts and commissions and estimated offering expenses. If the underwriters' over-allotment option is exercised in full, we estimate that our net proceeds will be approximately $39.6 million. In addition, the net proceeds expected to be received by us from the sale of a total of 1,727,270 shares of common stock in a private placement to Akamai Technologies, CNET, RealNetworks and Thomson Consumer Electronics at an assumed private placement price of $11.00 per share and the cash exercise of a warrant to purchase 181,818 shares of common stock at a weighted-average exercise price of $11.00 per share are estimated to be approximately $21.0 million.


     The principal purposes of this offering are to obtain additional capital, to create a public market for our common stock, to enhance our ability to acquire other businesses, products or technologies, to invest in additional research and development to expand sales and marketing initiatives, expand our Virage Interactive services, and to facilitate future access to public equity markets. We intend to use the proceeds for working capital, capital expenditures and other general corporate purposes. We currently have no commitments or agreements with respect to any acquisitions. Pending our use of the net proceeds, we intend to invest them in cash equivalents and short-term investments in a variety of securities, including commercial paper, money market funds, government and non-government debt securities.

                                DIVIDEND POLICY

     We have never declared or paid any cash dividends on our common stock and do not anticipate paying such cash dividends in the foreseeable future. We currently anticipate that we will retain all of our future earnings for use in the development and expansion of our business and for general corporate purposes. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon our financial condition, operating results and other factors as determined by our board of directors. Additionally, we have entered into a loan agreement with a creditor that restricts our ability to pay dividends.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of December 31, 1999 on the following three bases:

     - On an actual basis;

     - On a pro forma basis to reflect (1) the conversion of all outstanding shares of our redeemable convertible preferred stock into 13,754,934 shares of common stock effective automatically upon the closing of this offering, and (2) the cash exercise of warrants to purchase 125,986 shares of common stock at a weighted-average exercise price of $4.92 per share; and


     - On a pro forma as adjusted basis to reflect (1) the sale of 3,500,000 shares of common stock in this offering at an assumed initial public offering price of $11.00 per share and the application of the net proceeds, after deducting underwriting discounts and commissions and estimated offering expenses, (2) the conversion of all outstanding shares of our convertible preferred stock into 13,754,934 shares of common stock effective automatically upon the closing of this offering, (3) the cash exercise of warrants to purchase 125,986 shares of common stock at a weighted-average exercise price of $4.92 per share, (4) the cash exercise of a warrant that is expected to be issued concurrently with the closing of this offering to purchase 181,818 shares of common stock at an assumed exercise price of $11.00 per share, and (5) the sale of a total of 1,727,270 shares of common stock that is expected to be sold in a private placement concurrent with the closing of this offering to Akamai Technologies, CNET, RealNetworks and Thomson Consumer Electronics at an assumed private placement price of $11.00 per share.

     This table should be read in conjunction with our consolidated financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.


                                                             DECEMBER 31, 1999
                                                    ------------------------------------
                                                                              PRO FORMA
                                                     ACTUAL     PRO FORMA    AS ADJUSTED
                                                    --------    ---------    -----------
                                                        (IN THOUSANDS, EXCEPT SHARE
                                                            AND PER SHARE DATA)
Long-term portion of borrowings under bank
  equipment term loans............................  $    115    $    115      $     115
Redeemable convertible preferred stock, $0.001 par
  value, 14,728,269 shares authorized, 13,754,934
  shares issued and outstanding, actual; no shares
  authorized, issued or outstanding, pro forma or
  pro forma as adjusted...........................    36,995          --             --
Stockholders' equity (net capital deficiency):
  Preferred stock, $0.001 par value, no shares
    authorized, issued or outstanding, actual;
    2,000,000 shares authorized, no shares issued
    or outstanding, pro forma and pro forma as
    adjusted......................................        --          --             --
  Common stock, $0.001 par value, 26,666,666
    shares authorized, 3,736,504 shares issued and
    outstanding, actual; 100,000,000 shares
    authorized, 17,617,424 shares issued and
    outstanding, pro forma; 100,000,000 shares
    authorized, 23,026,512 shares issued and
    outstanding, pro forma as adjusted............         4          18             23
  Additional paid-in capital......................    16,739      54,340        109,540
  Deferred compensation...........................    (9,505)     (9,505)        (9,505)
  Accumulated deficit.............................   (26,033)    (26,033)       (26,033)
                                                    --------    --------      ---------
    Total stockholders' equity (net capital
       deficiency)................................   (18,795)     18,820         74,025
                                                    --------    --------      ---------
         Total capitalization.....................  $ 18,315    $ 18,935      $  74,140
                                                    ========    ========      =========



     The table excludes the following shares:



     - 4,106,513 shares of common stock issuable upon exercise of outstanding stock options under our equity incentive plans as of December 31, 1999 at a weighted-average exercise price of $1.9695;



     - 3,958,843 shares of common stock reserved and available for issuance under our equity incentive plans as of December 31, 1999;



     - 1,100,000 shares of common stock authorized for our 2000 employee stock purchase plan in March 2000; and



     - 42,648 shares of common stock subject to warrants at a weighted-average exercise price of $0.9375.

                                    DILUTION

     If you invest in our common stock, your interest will be diluted in an amount equal to the difference between:

     - the initial public offering price per share of our common stock; and

     - the pro forma net tangible book value per share of our common stock after this offering.

     The pro forma net tangible book value per share after this offering equals:

     - the net tangible book value, which is tangible assets less total liabilities after giving effect to the assumed cash exercise of warrants to purchase 125,986 shares of common stock at a weighted-average exercise price of $4.92 per share, divided by

     - the number of outstanding shares of common stock after the offering, which will include 13,754,934 shares of common stock from the conversion of preferred stock upon consummation of this offering and the cash exercise of warrants to purchase 125,986 shares of common stock at a weighted-average exercise price of $4.92 per share.

     Our pro forma net tangible book value as of December 31, 1999 was approximately $17.9 million or $1.01 per share of common stock.


     The pro forma as adjusted net tangible book value per share takes into account the foregoing and the following:



     - the estimated net proceeds from this offering based upon an assumed initial public offering price of $11.00 per share and after deducting the underwriting discounts and commissions and estimated offering expenses;



     - the cash exercise of a warrant that is expected to be issued concurrently with the closing of this offering to purchase 181,818 shares of common stock at an assumed exercise price of $11.00 per share; and



     - the sale of a total of 1,727,270 shares of common stock that is expected to be sold in a private placement concurrent with the closing of this offering to Akamai Technologies, CNET, RealNetworks and Thomson Consumer Electronics at an assumed private placement price of $11.00 per share.



     Our pro forma as adjusted net tangible book value as of December 31, 1999 would have been approximately $73.1 million, or $3.17 per share of common stock. This represents an immediate increase in pro forma as adjusted net tangible book value of $2.16 per share to existing stockholders and an immediate dilution of $7.83 per share to investors purchasing common stock in this offering. The following table illustrates the per share dilution:



Assumed initial public offering price per share.............           $11.00
  Pro forma net tangible book value per share as of December
     31, 1999...............................................  $1.01
  Increase per share attributable to new investors..........   2.16
                                                              -----
Pro forma as adjusted net tangible book value per share
  after the offering........................................             3.17
                                                                       ------
Dilution per share to new investors.........................           $ 7.83
                                                                       ======

     The following table summarizes as of December 31, 1999, on the pro forma basis described above, the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid by existing stockholders, by investors purchasing shares of common stock in this offering, before deducting the estimated underwriting discounts and commissions and estimated offering expenses, by investors in a private placement expected to occur concurrently with this offering and by a warrantholder that is expected to be exercised concurrently with this offering. Additionally, as detailed below, new investors purchasing shares in this offering at the initial public offering price will contribute 39% of the total consideration paid to us but will own only 15% of our shares.



                              SHARES PURCHASED       TOTAL CONSIDERATION
                            ---------------------   ---------------------   AVERAGE PRICE
                              NUMBER      PERCENT     AMOUNT      PERCENT   PAID PER SHARE
                            -----------   -------   -----------   -------   --------------
Existing stockholders.....   17,617,424      77%    $38,863,218      40%        $ 2.21
New investors.............    3,500,000      15%     38,500,000      39%         11.00
Private placement
  investors...............    1,727,270       7%     18,999,970      19%         11.00
Warrantholder.............      181,818       1%      1,999,998       2%         11.00
                            -----------     ---     -----------     ---
  Total...................   23,026,512     100%    $98,363,186     100%
                            ===========     ===     ===========     ===



     Except as noted above, the foregoing discussion and tables assume no exercise of any stock options or warrants outstanding at December 31, 1999. As of December 31, 1999, there were options outstanding to purchase 4,106,513 shares of common stock at a weighted average exercise price of $1.97 and warrants to purchase 42,648 shares of common stock at a weighted average exercise price of $0.9375. In addition, 1,100,000 shares of common stock were authorized for our 2000 employee stock purchase plan in March 2000. To the extent that any of these options are exercised or shares are issued, there will be further dilution to investors purchasing our common stock.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     You should read the selected consolidated financial data set forth below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our Consolidated Financial Statements and the Notes thereto included elsewhere in this prospectus. The consolidated statements of operations data for the fiscal years ended March 31, 1997, 1998 and 1999 and for the nine months ended December 31, 1999 and the consolidated balance sheet data at March 31, 1998 and 1999 and at December 31, 1999 are derived from, and are qualified by reference to, the audited Consolidated Financial Statements and Notes thereto appearing elsewhere in this prospectus. The statement of operations data for the fiscal years ended March 31, 1995 and 1996 and the balance sheet data as of March 31, 1995, 1996 and 1997 are derived from, and are qualified by reference to, financial statements not appearing in this prospectus. The consolidated statement of operations data for the nine months ended December 31, 1998 is unaudited. In the opinion of management, all necessary adjustments, consisting only of normal recurring adjustments, have been included to present fairly the unaudited nine months results when read in conjunction with the audited Consolidated Financial Statements and the Notes thereto appearing elsewhere in this prospectus. Historical results are not necessarily indicative of results that may be expected for any future period.

                                                             FISCAL YEARS ENDED                     NINE MONTHS ENDED
                                                                  MARCH 31,                           DECEMBER 31,
                                              -------------------------------------------------    -------------------
                                               1995      1996      1997       1998       1999       1998        1999
                                              -------   -------   -------    -------    -------    -------    --------
                                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:
Revenues:
  License revenues..........................  $    --   $    35   $   376    $ 1,438    $ 1,956    $ 1,303    $  3,144
  Service revenues..........................       --        --        43        130        253        155         578
  Other revenues............................       --        64     1,026      1,134      1,141        865         165
                                              -------   -------   -------    -------    -------    -------    --------
         Total revenues.....................       --        99     1,445      2,702      3,350      2,323       3,887
Cost of revenues:
  License revenues..........................       --        --        --        454        397        287         686
  Service revenues..........................       --        --        22         62        426        292       1,196
  Other revenues............................       --        38       584        809        859        657         172
                                              -------   -------   -------    -------    -------    -------    --------
         Total cost of revenues.............       --        38       606      1,325      1,682      1,236       2,054
Gross profit................................       --        61       839      1,377      1,668      1,087       1,833
Operating expenses:
  Research and development..................      401       969       758      1,751      2,325      1,700       2,654
  Sales and marketing.......................       65       210     1,020      2,810      4,362      3,058       5,095
  General and administrative................       85       428       694        935      1,273        820       1,566
  Stock-based compensation..................       --        --        --         --         --         --         313
                                              -------   -------   -------    -------    -------    -------    --------
         Total operating expenses...........      551     1,607     2,472      5,496      7,960      5,578       9,628
Loss from operations........................     (551)   (1,546)   (1,633)    (4,119)    (6,292)    (4,491)     (7,795)
Interest and other income, net..............        9        78        34         19        122        113         223
                                              -------   -------   -------    -------    -------    -------    --------
Loss before income taxes....................     (542)   (1,468)   (1,599)    (4,100)    (6,170)    (4,378)     (7,572)
Provision for income taxes..................       (1)       (1)       --         --         --         --         (36)
                                              -------   -------   -------    -------    -------    -------    --------
Net loss....................................     (543)   (1,469)   (1,599)    (4,100)    (6,170)    (4,378)     (7,608)
Series E convertible preferred stock
  dividend..................................       --        --        --         --         --         --      (4,544)
                                              -------   -------   -------    -------    -------    -------    --------
Net loss applicable to common
  stockholders..............................  $  (543)  $(1,469)  $(1,599)   $(4,100)   $(6,170)   $(4,378)   $(12,152)
                                              =======   =======   =======    =======    =======    =======    ========
Basic and diluted net loss per share
  applicable to common stockholders.........  $ (0.32)  $ (0.84)  $ (1.07)   $ (2.13)   $ (2.76)   $ (2.04)   $  (4.27)
                                              =======   =======   =======    =======    =======    =======    ========
Shares used in computation of basic and
  diluted net loss per share applicable to
  common stockholders.......................    1,707     1,748     1,488      1,924      2,239      2,145       2,849
Pro forma basic and diluted net loss per
  share applicable to common stockholders...                                            $ (0.60)              $  (0.88)
                                                                                        =======               ========
Shares used to compute pro forma basic and
  diluted net loss per share applicable to
  common stockholders.......................                                             10,315                 13,767

                                                                     MARCH 31,
                                                 --------------------------------------------------    DECEMBER 31,
                                                 1995      1996       1997       1998        1999          1999
                                                 -----    -------    -------    -------    --------    ------------
                                                                           (IN THOUSANDS)
CONSOLIDATED BALANCE SHEETS DATA:
Cash and cash equivalents......................  $   1    $   774    $ 2,387    $ 5,780    $  4,357      $ 16,362
Working capital (deficit)......................   (298)       643      2,273      4,723       3,879        15,956
Total assets...................................    114      1,228      3,418      7,289       6,605        21,718
Long-term obligations, net of current
  portion......................................     --         46        163        311         241           115
Redeemable convertible preferred stock.........     --      2,449      5,823     12,472      17,936        36,995
Accumulated deficit............................   (543)    (2,013)    (3,612)    (7,712)    (13,881)      (26,033)
Total stockholders' equity (net capital
  deficiency)..................................   (186)    (1,642)    (3,224)    (7,257)    (13,326)      (18,795)

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis of our financial condition and results of operations should be read in conjunction with "Selected Consolidated Financial Data" and our consolidated financial statements and related notes included elsewhere in this prospectus. In addition to historical information, the discussion in this prospectus contains certain forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated by these forward-looking statements due to factors, including, but not limited to, those set forth under "Risk Factors" and elsewhere in this prospectus.

OVERVIEW


     Virage is a leading provider of software products and application services that enable owners of video content to catalog, manage and distribute their video assets over the Internet and corporate intranets. Depending on their particular needs and resources, these video content owners may elect either to license our software products or to subscribe to our application services. Our customers include media and entertainment companies, other corporations, government agencies and educational institutions. As of December 31, 1999, over 100 customers had purchased our software products or application services.



     During the period from our inception in April 1994 through February 1996, we were a development stage enterprise and had no revenues. Our operating activities during this period related primarily to developing products, building our corporate operations and raising capital. In November 1995, we released our first version of software for still image search. In December 1997, we started shipping VideoLogger, the first of our video and audio indexing products. To date, we have derived substantially all of our revenues from these product lines and related services. In May 1999, we launched Virage Interactive services, an application services offering which allows our customers to outsource the deployment, management and distribution of their video content over the Internet and intranets.


REVENUE RECOGNITION


     We enter into arrangements for the sale of licenses of software products and related maintenance contracts and Virage Interactive service offerings; and we receive revenues under U.S. government agency research grants. Service revenues include revenues from maintenance contracts and Virage Interactive services. Other revenues are primarily U.S. government agency research grants.



     Our revenue recognition policy is in accordance with Statement of Position No. 97-2, or SOP 97-2, "Software Revenue Recognition", as amended by Statement of Position No. 98-4, "Referral of the Effective Date of SOP 97-2, "Software Revenue Recognition", or SOP 98-4, and Statement of Position No. 98-9, "Modification of SOP No. 97-2 with Respect to Certain Transactions" or SOP 98-9. For each arrangement, we determine whether evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collection is probable. If any of these criteria are not met, revenue recognition is deferred until such time as all of the criteria are met. We consider all arrangements with payment terms extending beyond twelve months and other arrangements with payment terms longer than normal not to be fixed or determinable. If collectibility is not considered probable, revenue is recognized when the fee is collected. No customer has the right of return.

     Arrangements consisting of license and maintenance only. For those contracts that consist solely of license and maintenance, we recognize license revenue based upon the residual method after all elements other than maintenance have been delivered as prescribed by SOP 98-9. We recognize maintenance revenues over the term of the maintenance contract as vendor specific objective evidence of fair value for maintenance exists. In accordance with paragraph 10 of SOP 97-2, vendor specific objective evidence of fair value of maintenance is determined by reference to the price the customer will be required to pay when it is sold separately, that is, the renewal rate. Each license agreement offers additional maintenance renewal periods at a stated price. Maintenance contracts are typically one year in duration. Revenue is recognized on software that is licensed on a per copy basis when each copy of the license requested by the customer is delivered. Revenue is recognized on software that is licensed on a per user or per server basis for a fixed fee when the product master is delivered to the customer. There is no right of return or price protection for sales to domestic and international distributors, system integrators and value added resellers which are collectively referred to as resellers. In situations where the reseller has a purchase order from the end user that is immediately deliverable, we recognize revenue on shipment to the reseller, if other criteria in SOP 97-2 are met, since we have no risk of concessions. We recognize royalty revenues upon receipt of the quarterly reports from the vendors.


     Virage Interactive services. Virage Interactive services revenues consist of set-up fees, video processing fees and transaction fees. Set-up fees are recognized ratably over the contract term, which is generally six to 18 months. We generate video processing fees for each hour of video that a customer deploys. Processing fees are recognized as encoding, indexing and editorial services are performed and are based upon hourly rates per hour of video content. We generate transaction fees with each video query on a customer's site. Transaction fees are based on the number of video queries processed, subject in some cases to monthly minimums and maximums. We recognize revenue on transaction fees that are subject to monthly minimums based on the greater of actual transaction fees or the monthly minimum, and monthly maximums based on the lesser of actual transaction fees or the monthly maximum, since we have no further obligations, the payment terms are normal and each month is a separate measurement period.

     Other revenues. Other revenues consist primarily of U.S. government agency research grants that are best effort arrangements. The software-development arrangements are within the scope of the FASB's Statement of Financial Accounting Standards No. 68, "Research and Development Arrangements". As the financial risks associated with the software-development arrangement rests solely with the U.S. government agency, we are recognizing revenues as the services are performed. The cost of these services are included in cost of other revenues. Our contractual obligation is to provide the required level of effort (hours), technical reports, and funds and man-hour expenditure reports.

     Over 95% of cost of license revenues consists of royalty fees for third-party software products integrated into our products. Our cost of service revenues includes personnel expenses, related overhead, communication expenses and capital depreciation costs for maintenance and support activities and Virage Interactive services. Our cost of other revenues includes engineering personnel expenses and related overhead for custom engineering and government projects.

     We incurred net losses of approximately $1.6 million in fiscal 1997, $4.1 million in fiscal 1998, $6.2 million in fiscal 1999 and $7.6 million in the nine months ended December 31, 1999. In addition, during the nine months ended December 31, 1999, we recorded a $4.5 million dividend to the 28 accredited investors who purchased our series E preferred stock in December 1999. This dividend represents the difference between the purchase price and the deemed fair value of those shares at the time of issuance. This deemed dividend brought the net loss applicable to common stockholders for that period to $12.2 million. As of December 31, 1999, we had an accumulated deficit of $26.0 million. We expect to continue to incur operating losses for the foreseeable future. In view of the rapidly changing nature of our market and our limited operating history, we believe that period-to-period comparisons of our revenues and other operating results are not necessarily meaningful and should not be relied upon as indications of future performance. Our historic revenue growth rates are not necessarily sustainable or indicative of our future growth.

RESULTS OF OPERATIONS

     The following table sets forth consolidated financial data for the periods indicated, expressed as a percentage of total revenues.

                                                                  NINE MONTHS
                                           FISCAL YEARS ENDED        ENDED
                                               MARCH 31,          DECEMBER 31,
                                          --------------------    ------------
                                          1997    1998    1999    1998    1999
                                          ----    ----    ----    ----    ----
Revenues:
  License revenues......................    26%     53%     58%     56%     81%
  Service revenues......................     3       5       8       7      15
  Other revenues........................    71      42      34      37       4
                                          ----    ----    ----    ----    ----
          Total revenues................   100     100     100     100     100
                                          ----    ----    ----    ----    ----
Cost of revenues:
  License revenues......................    --      17      12      12      18
  Service revenues......................     2       2      13      13      31
  Other revenues........................    40      30      26      28       4
                                          ----    ----    ----    ----    ----
          Total cost of revenues........    42      49      51      53      53
                                          ----    ----    ----    ----    ----
Gross profit............................    58      51      49      47      47
Operating expenses:
  Research and development..............    52      65      69      73      69
  Sales and marketing...................    71     104     130     132     131
  General and administrative............    48      35      38      35      40
  Stock-based compensation..............    --      --      --      --       8
                                          ----    ----    ----    ----    ----
          Total operating expenses......   171     204     237     240     248
                                          ----    ----    ----    ----    ----
Loss from operations....................  (113)   (153)   (188)   (193)   (201)
Interest and other income, net..........     2       1       4       5       6
                                          ----    ----    ----    ----    ----
Loss before income taxes................  (111)   (152)   (184)   (188)   (195)
Provision for income taxes..............    --      --      --      --      (1)
                                          ----    ----    ----    ----    ----
Net loss................................  (111)   (152)   (184)   (188)   (196)
Series E convertible preferred stock
  dividend..............................    --      --      --      --    (117)
                                          ----    ----    ----    ----    ----
Net loss applicable to common
  stockholders..........................  (111)%  (152)%  (184)%  (188)%  (313)%
                                          ====    ====    ====    ====    ====

NINE MONTHS ENDED DECEMBER 31, 1998 AND 1999

     Total Revenues. Total revenues increased from $2.3 million for the nine months ended December 31, 1998 to $3.9 million for the nine months ended December 31, 1999, an increase of $1.6 million. This increase was due to increases in license and service revenues, offset by a decrease in other revenues. International revenues increased from $253,000, or 11% of total revenues, for the nine months ended December 31, 1998 to $1.0 million, or 27% of total revenues, for the nine months ended December 31, 1999. Sales to our two largest customers accounted for 17% and 13%, respectively, of total revenues for the nine months ended December 31, 1998. In addition, sales to our two largest customers accounted for 16% and 15%, respectively, of total revenues for the nine months ended December 31, 1999. Sales to agencies of the U.S. government accounted for 43% of total revenues for the nine months ended December 31, 1998 and 22% of total revenues for the comparable period in 1999. Sales of licenses and services to agencies of the U.S. government, excluding other revenues, accounted for 17% of total revenues for the nine months ended December 31, 1998 and 20% of total revenues for the comparable period in 1999.

     License revenues increased from $1.3 million for the nine months ended December 31, 1998 to $3.1 million for the nine months ended December 31, 1999, an increase of $1.8 million. The increase was primarily due to the introduction of new product lines, expansion of our domestic sales and marketing operations, and the opening of a European sales office in November 1998.

     Service revenues increased from $155,000 for the nine months ended December 31, 1998 to $578,000 for the nine months ended December 31, 1999, an increase of $423,000. Approximately 60% of this growth was due to an increase in the number of customers purchasing maintenance contracts, while the remainder was due to the introduction of our Virage Interactive services in May 1999.

     Other revenues decreased from $865,000 for the nine months ended December 31, 1998 to $165,000 for the nine months ended December 31, 1999, a decrease of $700,000. Approximately two-thirds of this decrease was due to a decline in government research grants and contract work, while the remainder was due to a decline in the amount of engineering services we provided to customers.

     Total Cost of Revenues. Total cost of revenues increased from $1.2 million, or 53% of total revenues, for the nine months ended December 31, 1998 to $2.1 million, or 53% of total revenues, for the nine months ended December 31, 1999. This increase in total cost of revenues was due to increases in cost of license and service revenues, offset by a decrease in cost of other revenues.

     Cost of license revenues increased from $287,000, or 22% of license revenues, for the nine months ended December 31, 1998 to $686,000, or 22% of license revenues, for the nine months ended December 31, 1999. This increase in absolute dollars was due to royalty payments for new licensed technologies which first became payable by us during the nine months ended December 31, 1999.

     Cost of service revenues increased from $292,000, or 189% of service revenues, for the nine months ended December 31, 1998 to $1.2 million, or 207% of service revenues for the nine months ended December 31, 1999. Over 90% of this increase was due to expenditures for Virage Interactive services, while the remainder was due to increased support costs for a larger base of maintenance customers. We expect the cost of service revenues to increase substantially, and margins on our service revenues to remain negative for the foreseeable future as we expand our Virage Interactive services and worldwide support capabilities.

     Cost of other revenues decreased from $657,000, or 76% of other revenues, for the nine months ended December 31, 1998 to $172,000, or 104% of other revenues, for the nine months ended December 31, 1999. This decrease was due to a reduction in other revenues.

     Research and Development Expenses. Research and development expenses consist primarily of personnel and related costs for our development efforts. Research and development expenses increased from $1.7 million, or 73% of total revenues, for the nine months ended December 31, 1998 to $2.7 million, or 69% of total revenues, for the nine months ended December 31, 1999. The increase in absolute dollars was due to an increase in our research and development staff from 25 at December 31, 1998 to 43 at December 31, 1999. We expect research and development expenses to increase substantially for the foreseeable future as we believe that significant product development expenditures are essential for us to maintain and enhance our market position. To date, we have not capitalized any software development costs.

     Sales and Marketing Expenses. Sales and marketing expenses consist of personnel and related costs for our direct sales force, pre-sales support and marketing staff, and marketing programs including trade shows and advertising. Sales and marketing expenses increased from $3.1 million, or 132% of total revenues, for the nine months ended December 31, 1998 to $5.1 million, or 131% of total revenues, for the nine months ended December 31, 1999. Approximately half of this increase in absolute dollars was due to growth in our sales and marketing personnel, which increased from 21 at December 31, 1998 to 37 at December 31, 1999, while the remainder was due to increased expenses incurred in connection with trade shows and additional marketing programs. The increase in our sales and marketing staff related to the opening of new sales offices in the United States, a new sales office in Europe, and the launch of Virage Interactive services. We expect sales and marketing expenses to increase substantially for the foreseeable future as we hire additional sales and marketing personnel, increase spending on advertising and marketing programs, and expand our operations in North America and internationally.

     General and Administrative Expenses. General and administrative expenses consist primarily of personnel and related costs for general corporate functions, including finance, accounting, legal and human resources, facilities and information system expenses not allocated to other departments, as well as the costs of our external audit firm and our outside legal counsel. General and administrative expenses increased from $820,000, or 35% of total revenues, for the nine months ended December 31, 1998 to $1.6 million, or 40% of total revenues, for the nine months ended December 31, 1999. Approximately 70% of this increase was due to an increase in headcount, while the remainder was due to increased external legal and audit costs. General and administrative headcount increased from 8 at December 31, 1998 to 12 at December 31, 1999. We expect general and administrative expenses to increase substantially for the foreseeable future as we hire additional general and administrative personnel and enhance our information systems to support our expected growth.

     Stock-Based Compensation Expense. We recognized stock-based compensation expense of $313,000 for the nine months ended December 31, 1999, in connection with the granting of stock options to our employees. We did not recognize any stock-based compensation expense for the nine months ended December 31, 1998. Future compensa-tion expense from options granted to employees through February 17, 2000, is estimated to be approximately $752,000 for the fourth quarter of fiscal 2000, $3.0 million for fiscal 2001, and $3.0 million for fiscal 2002.

     Interest and Other Income, Net. Interest and other income, net, includes interest income from cash and cash equivalents offset by interest on capital leases and bank debt. Interest and other income, net, increased from $113,000 for the nine months ended December 31, 1998 to $223,000 for the nine months ended December 31, 1999, an increase of $110,000. The increase was due to interest income from increased cash balances.

     Provision for Income Taxes. We have not recorded a provision for federal and state or foreign income taxes, except for immaterial current foreign and state income taxes, because we have experienced net losses since inception which have resulted in deferred tax assets. We have recorded a valuation allowance for the entire deferred tax asset as a result of uncertainties regarding the realization of the asset balance through future taxable profits.

FISCAL YEARS ENDED MARCH 31, 1997, 1998 AND 1999

     Total Revenues. Total revenues increased from $1.4 million in fiscal 1997, to $2.7 million in fiscal 1998, and to $3.4 million in fiscal 1999, representing increases of $1.3 million from fiscal 1997 to fiscal 1998, and $648,000 from fiscal 1998 to fiscal 1999. License revenues, as a percentage of total revenues, increased from 26% in fiscal 1997, to 53% in fiscal 1998, and to 58% in fiscal 1999. Service revenues, as a percentage of total revenues, increased from 3% in fiscal 1997, to 5% in fiscal 1998, and to 8% in fiscal 1999. Other revenues, as a percentage of total revenues, decreased from 71% in fiscal 1997, to 42% in fiscal 1998, and to 34% in fiscal 1999.

     License revenues increased from $376,000 in fiscal 1997, to $1.4 million in fiscal 1998, and to $2.0 million in fiscal 1999, representing increases of $1.1 million from fiscal 1997 to fiscal 1998, and $518,000 from fiscal 1998 to fiscal 1999. The increases in license revenues were due primarily to new product introductions, increased sales and marketing activities, and increased market acceptance of our products.

     Service revenues increased from $43,000 in fiscal 1997, to $130,000 in fiscal 1998, and to $253,000 in fiscal 1999, representing increases of $87,000 from fiscal 1997 to fiscal 1998, and $123,000 from fiscal 1998 to fiscal 1999. The increases were due to a rise in the number of customers purchasing maintenance and support contracts.

     Other revenues increased slightly from $1.0 million in fiscal 1997 to $1.1 million in fiscal 1998, and to $1.1 million in fiscal 1999, representing increases of $108,000 from fiscal 1997 to fiscal 1998, and $7,000 from fiscal 1998 to fiscal 1999.

     Total Cost of Revenues. Total cost of revenues increased from $606,000 in fiscal 1997, to $1.3 million in fiscal 1998, and to $1.7 million in fiscal 1999. The total cost of revenues, as a percentage of total revenues, was 42% in fiscal 1997, 49% in fiscal 1998, and 51% in fiscal 1999.

     Cost of license revenues changed from $454,000 in fiscal 1998 to $397,000 in fiscal 1999. The cost of license revenues, as a percentage of license revenues, was 32% in fiscal 1998 and 20% in fiscal 1999. We began licensing third party technologies in fiscal 1998.

     Cost of service revenues increased from $22,000 in fiscal 1997, to $62,000 in fiscal 1998, and to $426,000 in fiscal 1999. The cost of service revenues, as a percentage of service revenues, was 50% in fiscal 1997, 48% in fiscal 1998, and 168% in fiscal 1999. The increase in cost of service revenues from fiscal 1998 to fiscal 1999 was due to the establishment of an organization to provide support to our customers 24 hours a day, seven days a week.

     Cost of other revenues increased from $584,000 in fiscal 1997, to $809,000 in fiscal 1998, and to $859,000 in fiscal 1999. Cost of other revenues, as a percentage of other revenues, was 57% in fiscal 1997, 71% in fiscal 1998 and 75% in fiscal 1999.

     Research and Development Expenses. Research and development expenses increased from $758,000 in fiscal 1997, to $1.8 million in fiscal 1998, and to $2.3 million in fiscal 1999. Research and development expenses, as a percentage of total revenues, were 52% in fiscal 1997, 65% in fiscal 1998, and 69% in fiscal 1999. The increases were due almost entirely to increased personnel for new product introductions and enhancements and new versions of existing products. Our research and development related headcount was 14 at March 31, 1997, 25 at March 31, 1998, and 26 at March 31, 1999, while contractors employed in research and development totaled 1 at March 31, 1997, 4 at March 31, 1998 and 7 at March 31, 1999.

     Sales and Marketing Expenses. Sales and marketing expenses increased from $1.0 million in fiscal 1997, to $2.8 million in fiscal 1998, and to $4.4 million in fiscal 1999. Sales and marketing expenses, as a percentage of total revenues, were 71% in fiscal 1997, 104% in fiscal 1998, and 130% in fiscal 1999. Approximately two-thirds of the increases in both fiscal years were due to increases in marketing spending for trade shows, promotional events, lead generation and other marketing related programs, while the remainder was due to increased personnel. Our sales and marketing headcount was 9 at March 31, 1997, 18 at March 31, 1998, and 26 at March 31, 1999.

     General and Administrative Expenses. General and administrative expenses increased from $694,000 in fiscal 1997, to $935,000 in fiscal 1998, and to $1.3 million in fiscal 1999. General and administrative expenses, as a percentage of total revenues, were 48% for fiscal 1997, 35% for fiscal 1998, and 38% for fiscal 1999. The dollar increases in each year were about one-half attributable to increased staff and one-half attributable to increased legal and audit costs. Our general and administrative headcount was 3 at March 31, 1997, 4 at March 31, 1998, and 8 at March 31, 1999.

     Interest and Other Income, Net. Interest and other income, net was $34,000 in fiscal 1997, $19,000 in fiscal 1998 and $122,000 in fiscal 1999, reflecting an increase in average cash balances in all fiscal years, offset in part in fiscal 1998 by increased interest expense from higher average debt balances.

QUARTERLY RESULTS OF OPERATIONS

     The following table presents our operating results for each of the seven quarters in the period ended December 31, 1999. The information for each of these quarters is unaudited and has been prepared on the same basis as the audited consolidated financial statements appearing elsewhere in this prospectus. In the opinion of management, all necessary adjustments, consisting only of normal recurring adjustments, have been included to present fairly the unaudited quarterly results. You should read this section in conjunction with our audited consolidated financial statements and notes thereto, appearing elsewhere in this prospectus. Our quarterly results have in the past been, and may in the future be, subject to significant fluctuations. As a result, we believe that results of operations for interim periods should not be relied upon as any indication of the results to be expected in any future period.

                                                              THREE MONTHS ENDED
                                 ----------------------------------------------------------------------------
                                 JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,
                                   1998       1998        1998       1999       1999       1999        1999
                                 --------   ---------   --------   --------   --------   ---------   --------
                                                                (IN THOUSANDS)
CONSOLIDATED STATEMENTS OF
  OPERATIONS DATA:
Revenues:
  License revenues.............  $   386     $   417    $   500    $   653    $ 1,009     $   951    $ 1,184
  Service revenues.............       37          56         62         98         88         199        291
  Other revenues...............      277         428        160        276         61          31         73
                                 -------     -------    -------    -------    -------     -------    -------
    Total revenues.............      700         901        722      1,027      1,158       1,181      1,548
                                 -------     -------    -------    -------    -------     -------    -------
Cost of revenues:
  License revenues.............       75         101        111        110        177         188        321
  Service revenues.............       86         107         99        134        161         327        708
  Other revenues...............      254         251        152        202         42          56         74
                                 -------     -------    -------    -------    -------     -------    -------
    Total cost of revenues.....      415         459        362        446        380         571      1,103
                                 -------     -------    -------    -------    -------     -------    -------
Gross profit...................      285         442        360        581        778         610        445
Operating expenses:
  Research and development.....      517         542        641        625        750         790      1,114
  Sales and marketing..........    1,042         949      1,067      1,304      1,814       1,375      1,906
  General and administrative...      232         289        299        453        437         535        594
  Stock-based compensation.....       --          --         --         --         41          53        219
                                 -------     -------    -------    -------    -------     -------    -------
    Total operating expenses...    1,791       1,780      2,007      2,382      3,042       2,753      3,833
Loss from operations...........   (1,506)     (1,338)    (1,647)    (1,801)    (2,264)     (2,143)    (3,388)
Interest and other income,
  net..........................       60          37         16          9         32          13        178
                                 -------     -------    -------    -------    -------     -------    -------
Loss before income taxes.......   (1,446)     (1,301)    (1,631)    (1,792)    (2,232)     (2,130)    (3,210)
Provision for income taxes.....       --          --         --         --         --          --        (36)
                                 -------     -------    -------    -------    -------     -------    -------
Net loss.......................   (1,446)     (1,301)    (1,631)    (1,792)    (2,232)     (2,130)    (3,246)
Series E convertible preferred
  stock dividend...............       --          --         --         --         --          --     (4,544)
                                 -------     -------    -------    -------    -------     -------    -------
Net loss applicable to common
  stockholders.................  $(1,446)    $(1,301)   $(1,631)   $(1,792)   $(2,232)    $(2,130)   $(7,790)
                                 =======     =======    =======    =======    =======     =======    =======

                                                              THREE MONTHS ENDED
                                 ----------------------------------------------------------------------------
                                 JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,
                                   1998       1998        1998       1999       1999       1999        1999
                                 --------   ---------   --------   --------   --------   ---------   --------
PERCENTAGE OF TOTAL REVENUES:
Revenues:
  License revenues.............      55%        46%         70%        63%        87%        80%         76%
  Service revenues.............       5          6           8         10          8         17          19
  Other revenues...............      40         48          22         27          5          3           5
                                   ----       ----        ----       ----       ----       ----        ----
    Total revenues.............     100        100         100        100        100        100         100
                                   ----       ----        ----       ----       ----       ----        ----
Cost of revenues:
  License revenues.............      11         11          15         11         15         16          21
  Service revenues.............      12         12          14         13         14         28          46
  Other revenues...............      36         28          21         20          4          5           5
                                   ----       ----        ----       ----       ----       ----        ----
    Total cost of revenues.....      59         51          50         44         33         49          72
                                   ----       ----        ----       ----       ----       ----        ----
Gross profit...................      41         49          50         56         67         51          28
Operating expenses:
  Research and development.....      74         60          89         61         65         67          72
  Sales and marketing..........     149        105         148        127        157        116         123
  General and administrative...      33         32          41         44         38         45          38
  Stock-based compensation.....      --         --          --         --          3          4          14
                                   ----       ----        ----       ----       ----       ----        ----
    Total operating expenses...     256        197         278        232        263        232         247
Loss from operations...........    (215)      (148)       (228)      (176)      (196)      (181)       (219)
Interest and other income,
  net..........................       8          4           2          1          3          1          11
                                   ----       ----        ----       ----       ----       ----        ----
Loss before income taxes.......    (207)      (144)       (226)      (175)      (193)      (180)       (208)
Provision for income taxes.....      --         --          --         --         --         --          (2)
                                   ----       ----        ----       ----       ----       ----        ----
Net loss.......................    (207)      (144)       (226)      (175)      (193)      (180)       (210)
Series E convertible preferred
  stock dividend...............      --         --          --         --         --         --        (293)
                                   ----       ----        ----       ----       ----       ----        ----
Net loss applicable to common
  stockholders.................    (207)%     (144)%      (226)%     (175)%     (193)%     (180)%      (503)%
                                   ====       ====        ====       ====       ====       ====        ====

     Total revenues have increased in each consecutive quarter presented, exclusive of the quarter ended December 31, 1998, when other revenue declined by $268,000, over the prior quarter due to the timing of government contract work. License revenues increased in each consecutive quarter presented, exclusive of the quarter ended September 30, 1999, when license revenues decreased 6% from the prior quarter ended June 30, 1999. License revenues in the quarter ended June 30, 1999 included a large license fee for our visual information retrieval, or VIR, software from one customer. This large license fee made license revenues for the quarter ended June 30, 1999 disproportionately large as compared to other quarters presented. Service revenues increased in each consecutive quarter presented, exclusive of the quarter ended June 30, 1999, when service revenues decreased by 10% from the prior quarter, as the cumulative number of licenses we have sold increased and as we launched Virage Interactive services.

     Total cost of revenues declined 21% in the quarter ended December 31, 1998 from the prior quarter, and 15% in the quarter ended June 30, 1999 from the prior quarter. These declines were due to the timing of government contract work. Our costs can fluctuate each quarter based upon the level of related revenues. In addition, fluctuations can occur due to our investments in new services and expanded service capacity.

     Operating expenses declined slightly in the quarter ended September 30, 1998, and 10% in the quarter ended September 30, 1999 primarily as a result of decreases in sales and marketing expenses. Our marketing expenses include the costs of marketing programs, trade shows and other marketing initiatives which can fluctuate significantly from quarter to quarter. For example, sales and marketing expenses generally increase in the first quarter of our fiscal year as a result of our participation in a significant trade show in that quarter.

     Our quarterly operating results have varied significantly in the past and we expect that they will vary significantly from quarter to quarter in the future. These variations are caused by a number of factors, including demand for and acceptance of our products and services, the timing of orders and deployment of our products and services, the impact of our revenue recognition policies, and changes in technology. As a result of these and other factors, we believe that quarter-to-quarter comparisons of our total revenues and operating results are not necessarily meaningful, and that these comparisons may not be accurate indicators of future performance. Our staffing and operating expenses are based in part on anticipated growth in total revenues. If we are unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall, any significant shortfall in our total revenues would likely have an immediate negative effect on our operating results. Moreover, if securities analysts follow our stock, our operating results in one or more future quarters may fail to meet their expectations. If this occurs, we would expect to experience an immediate and significant decline in the trading price of our stock.

LIQUIDITY AND CAPITAL RESOURCES

     Since our inception in April 1994, we have primarily financed our operations through the sale of convertible preferred stock, resulting in net cash proceeds of $37.0 million. To a lesser extent, we have financed our operations through equipment financing and lending arrangements.

     As of December 31, 1999, we had cash and cash equivalents of $16.4 million, an increase of $12.0 million in cash and cash equivalents held as of March 31, 1999. Our working capital, defined as current assets less current liabilities, at December 31, 1999 was $16 million, an increase of $12.1 million in working capital from March 31, 1999. The increase in the working capital is attributable to the increase in cash from the sales of our equity securities and the increase in accounts receivable.

     We have a $1.5 million senior line of credit facility with a bank that bears interest at the bank's prime lending rate less 0.25% and expires in November 2000. At December 31, 1999, no balance was outstanding under this line of credit and we had available $730,000 at December 31, 1999 based on eligible receivables. This line of credit is secured by accounts receivable and other assets. We have two equipment term loans with a bank totaling $321,000 at December 31, 1999 that bear interest at the bank's prime lending rate plus 0.5% and are payable in monthly installments through November 1, 2001.

     Our operating activities resulted in net cash outflows of $1.6 million in fiscal 1997, $3.4 million in fiscal 1998, $6.0 million in fiscal 1999, and $6.2 million in the nine months ended December 31, 1999. The cash used in these periods was primarily attributable to net losses of $1.6 million in fiscal 1997, $4.1 million in fiscal 1998, $6.2 million in fiscal 1999, and $7.6 million in the nine months ended December 31, 1999.

     Investing activities resulted in cash outflows of $410,000 in fiscal 1997, $559,000 in fiscal 1998, $554,000 in fiscal 1999, and $1.2 million in the nine months ended December 31, 1999. These expenditures were primarily for computer hardware and software and furniture and fixtures. We expect that capital expenditures will continue to increase to the extent we increase our headcount and expand our operations.

     Financing activities provided cash of $3.6 million in fiscal 1997, $7.4 million in fiscal 1998, $5.1 million in fiscal 1999, and $19.4 million in the nine months ended December 31, 1999. These amounts were almost entirely proceeds from the sale of preferred stock.


     We currently anticipate that the net proceeds from this offering and the proceeds from the concurrent private placement, together with our current cash, cash equivalents and available credit facilities, will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next 12 months. However, we may need to raise additional funds in future periods through public or private financings, or other sources, to fund our operations and potential acquisitions, if any, until we achieve profitability, if ever. We may not be able to obtain adequate or favorable financing at that time. Failure to raise capital when needed could harm our business. If we raise additional funds through the issuance of equity securities, the percentage of ownership of our stockholders would be reduced. Furthermore, these equity securities might have rights, preferences or privileges senior to our common stock.


YEAR 2000 READINESS DISCLOSURE

     To date, we have not experienced any disruption in our products or services as a result of, nor has any third-party vendor on which we depend been affected by, the commencement of the year 2000. Although we do not anticipate that our products and services will be affected by the year 2000, if we, or our third-party providers, fail to remedy any year 2000 issues, the result could be lost revenues, increased operating expenses, the loss of customers and other business interruptions, any of which could harm our business. The failure to adequately address year 2000 compliance issues in the delivery of products and services to our customers could result in claims against us of breach of contract and related litigation, any of which could be costly and time consuming to defend.

     In light of our experiences to date, we have not developed any specific contingency plans for year 2000 issues. Our worst case scenario for year 2000 problems would be our inability to provide our products and services to our customers and a resultant decline in our total revenues.

QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISKS

     We develop products in the United States. We license our products from the United States and from our subsidiary in the United Kingdom. Substantially all of our sales from the United States operation are denominated in U.S. dollars. Our subsidiary based in the United Kingdom incurs most of its expenses in pounds sterling and most of its sales are denominated in U.S. dollars. As a result, our financial results could be affected adversely by various factors, including foreign currency exchange rates or weak economic conditions in foreign markets.

     Our interest income is sensitive to changes in the general level of United States interest rates, particularly since the majority of our investments are in short-term instruments. Due to the nature of our short-term investments, we have concluded that there is no material market risk exposure. Therefore, no quantitative tabular disclosures are required. At March 31, 1999 and December 31, 1999, our cash and cash equivalents consisted primarily of demand deposits, money market funds and commercial paper.

RECENT ACCOUNTING PRONOUNCEMENTS

     In March 1998, the American Institute of Certified Public Accountants, or AICPA, issued Statement of Position, or SOP 98-1, Accounting for the Cost of Computer Software Developed or Obtained for Internal Use. SOP 98-1 is effective for our fiscal year ending March 31, 2000. SOP 98-1 provides guidance on accounting for computer software developed or obtained for internal use including the requirement to capitalize and amortize specified costs. The adoption of this standard did not have a material impact on our results of operations, financial position or cash flows.

     In April 1998, the AICPA issued Statement of Position No. 98-5, or SOP 98-5, Reporting on the Costs of Start-up Activities. SOP 98-5 requires that all start-up costs related to new operations must be expensed as incurred. In addition, all start-up costs that were capitalized in the past must be written off when SOP 98-5 is adopted. We implemented SOP 98-5 on January 1, 1999. The adoption of SOP 98-5 did not have a material impact on our financial position or results of operations.

     In June 1998, the FASB issued Statement of Financial Accounting Standard, or SFAS 133, Accounting for Derivative Instruments and Hedging Activities. This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. SFAS 133 will be effective for our fiscal year ending March 31, 2001. We do not expect that the adoption of SFAS 133 will have a material impact on our results of operations, financial position or cash flows in the foreseeable future.

                                    BUSINESS

OVERVIEW


     Virage is a leading provider of software products and applications services that enable media and entertainment companies, enterprises and consumers to catalog, manage and distribute their video content over the Internet and intranets. We have a proprietary video indexing technology that transforms analog and digital video content into a structured video database that is designed for use on Internet sites. Owners of video content can leverage our technology either by licensing our products or by employing our application services to outsource their needs. We currently have over 100 customers including media and entertainment corporations such as ABC News, CNN and The Walt Disney Co., corporations such as Boeing, CNET and Yahoo!, educational institutions such as Harvard Business School and government entities such as the FBI and the Library of Congress.


INDUSTRY BACKGROUND

THE CONVERGENCE OF VIDEO AND THE INTERNET


     Very few communication technologies have had as much of an impact on our society as video and the Internet. Both of these technologies have touched the lives of hundreds of millions of people and generated billions of dollars in advertising and commerce revenues. Due to high technical barriers, these two technologies existed independently of each other until recently. Significant investments in and improvements to technology are now driving these two technologies toward convergence.


     Video is one of the most ubiquitous and effective communication mediums across media and entertainment, enterprise and consumer markets today. Television and film production have generated millions of hours of video content over the last twenty years. This content and the audience communities surrounding it attract significant advertising and commerce dollars. According to Veronis Suhler and Associates, a research and consulting firm, the total amount spent on television advertising in the United States in 1998 was approximately $49 billion. In addition, according to the Direct Marketing Association, an independent interactive and database marketing trade association, approximately $106 billion of goods and services were purchased through direct response television programming and advertising in 1998. Enterprises, including corporations, government entities and universities, produce video for a variety of applications, such as sales and marketing, training, education, decision support and employee and customer communications. For example, Lockheed Martin Corporation maintains over 300,000 hours of video in its corporate archive. Additionally, consumers use video to document and record the important events of their lives.


     The Internet has grown rapidly in recent years and, much like video, has emerged as a mass-market communications medium, enabling millions of users to obtain information, interact with each other and buy and sell goods and services. This growth is being driven by an increasing number of users, fast and inexpensive Internet access, advances in computer technology and improvements in network technology. The Internet has evolved into an interactive and searchable medium, offering a highly engaging experience and allowing users broad access to a wide variety of content. Organizations are learning to take advantage of these aspects of the Internet to improve communications with their customers and increase revenue opportunities through electronic commerce.

     Until recently, video and the Internet had developed independently. Technical limitations of broadcast, cable and satellite video distribution resulted in one-way non-interactive delivery of information. Similarly, bandwidth constraints prevented the effective transmission of video over the Internet, resulting in a static environment of text-based web pages. Video and the Internet are now converging, enabled by significant infrastructure investment and technical trends including digital video compression and playback, broadband Internet access and content caching and delivery technologies. Many companies are leveraging these emerging technologies to extend or refocus their businesses around the convergence of video and the Internet. Of the top 10 news, information and entertainment Internet sites as determined by Media Metrix in January 2000, eight were owned by or partnered with a major media company. As a more recent example of this convergence, America Online and Time Warner have announced their intention to merge.


CHALLENGES ASSOCIATED WITH VIDEO ON THE INTERNET


     Even with significant improvements in networks and high-speed consumer access, significant challenges remain that inhibit the mass adoption of video on the Internet. Users have high expectations for interactivity, quality and ease of use. Additionally, content providers require technologies that allow them to control their distribution channels, leverage their production process by enabling reuse of the digital video, and facilitate rapid time to market.


     A primary use of the Internet is to search for information. Today, many Internet sites are dedicated solely to search and directory functions for people, places, products and other types of content. These sites have been developed primarily to process text-based content and are not well equipped to deal with the rapidly-growing amount of multimedia content on the Internet. More specifically, very few Internet sites enable users to search for video at all. And until recently, it has been impossible to search for and then play a specific segment within a video. As the amount of and demand for video content grows, finding relevant information will increasingly become a frustrating and time-consuming experience.

     In its native format, video does not lend itself to user interaction and today is largely a one-way experience where the viewer is relegated to a passive role. Video is not well suited to established Internet usage patterns that are characterized by short, personalized exchanges of information and content. Unlike text, video is an unstructured data type that is difficult to index, manage and search. Video content is typically designed to be viewed from start to finish and has no table of contents or index to allow users to find a particular segment quickly and easily.

     The lack of a structured video index prevents video content providers from developing advanced capabilities such as personalization, interactivity, sharing, community building, targeted advertising and commerce. All of these capabilities rely on the ability to relate a particular video segment to other information contained in a database and to target that segment to particular users.

     Current techniques for deploying video on the Internet are narrowly focused on the digitization process and do not provide the indexing and management capabilities necessary to deploy large video collections across multiple Internet sites. Existing technologies therefore result in a diminished navigation and viewing experience for site visitors and make it difficult for content providers to effectively control and efficiently redistribute their video content. A new solution is required that helps content owners deploy, manage and distribute video content over the Internet and intranets while enhancing the user's viewing experience.

THE VIRAGE SOLUTION


     Virage is a leading provider of products and application services that enable media and entertainment companies, enterprises and consumers to catalog, manage and distribute their video content over the Internet and intranets. At the same time, our solution enables Internet users of video content to find the content they want, and then to interact with it in a way that is familiar and comfortable to them. Additionally, we increase the value of video to content owners by enabling them to use their video in targeted applications such as advertising and electronic commerce.


     We allow content owners to adapt their video content to the Internet and intranets quickly and cost-effectively. Our products and application services are based on a video indexing technology that transforms analog and digital video content into a structured video database. Our technology breaks video into discrete segments in real time by indexing visual scene changes, spoken words, names and faces of recognized speakers, topics discussed within each segment and other important information. Our software automatically creates a time demarcated visual and textual summary of the video using proprietary image and language processing techniques. This index is time synchronized with streaming video files that are encoded simultaneously with the indexing process. These capabilities enable both content owners and Internet users to rapidly search, locate and use video content. This technology forms the core of our licensed software products, and also enables our application services for customers who wish to outsource their requirements.

     The key benefits of our solutions include:

     - IMPROVED ACCESS TO VIDEO CONTENT. Our video index allows Internet users to search for and view any relevant part of a video at any time. Whether users are looking for a particular speaker, topic or phrase, the video search engine allows them to locate the desired part of the video quickly and easily. In this manner, we transform video into a format that can be viewed and experienced in a way that is familiar and comfortable to Internet users. Our video database also helps Internet site owners automatically publish video segments throughout their Internet site, based on subject, keyword or speaker.

     - ENHANCED USER INTERACTION AND COMMUNITY BUILDING. Our solutions transform video into indexed segments that Internet users can interact with and share opinions and recommendations about. Our technology allows users to email relevant video segments to other users, create personal portfolios of favorite segments and assemble and share personal playlists or highlight reels with others. Our technology delivers these capabilities without creating multiple copies of the underlying video content or transferring large video files around the Internet. Collectively, these features enable community building around video collections.

     - GREATER PERSONALIZATION. The indexing and searching of video content enables customers to target a video segment to particular users. Our clients can deliver highly personalized viewing experiences to site visitors by matching user profiles with the information contained in their video database.


     - INCREASED COMMERCE OPPORTUNITIES. Our technology creates the foundation for video-enabled electronic commerce by enabling our customers to create commerce


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

       opportunities around specific video segments. Each user interaction with a particular video segment is a natural opportunity for advertising and commerce related to that particular content. Commerce and advertising in the form of banner advertisements or interstitial advertisements can be associated with a person or object within the video or topic discussed. By combining personalization with targeted video advertising, our solutions provide customers with direct marketing opportunities.

     - EXPANDED SYNDICATION ABILITIES. Our technology makes it cost-effective for our customers to distribute, or syndicate, their indexed video content to other Internet sites. Once video content has been indexed and stored in a database for one Internet site, additional syndicated Internet sites can be added with minimal incremental cost or effort. This syndication of content provides significant incremental revenue opportunities for video content owners.

BUSINESS STRATEGY


     Our goal is to strengthen our position as a leading provider of products and application services that enable owners of content to catalog, manage and distribute their video content over the Internet and intranets. To achieve this objective, our business strategy includes the following key components:


BECOME THE STANDARD FOR DEPLOYING, MANAGING AND DISTRIBUTING VIDEO CONTENT OVER THE INTERNET AND INTRANETS


     We intend to establish Virage as the standard for the deployment, management and distribution of video content over the Internet and intranets. To achieve this goal, we focus our direct and indirect selling and marketing activities on industry leaders in the media and entertainment, enterprise and consumer video markets. Many major media companies, broadcast networks and large corporations already use Virage. These industry leaders offer multiple independent opportunities for large-scale deployments of our products and application services. For example, we have licensed our products to CNN for use in its internal news organization and have leveraged this relationship into sales of our application services to CNN Interactive. We expect to pursue additional opportunities with other organizations at CNN, such as CNN Headline News, CNNfn, CNN Sports, CNN Airport News, CNN Espanol, and CNN's extensive corporate video archive. To achieve our objective of becoming the standard, we will continue to leverage our experience and reputation across CNN and other organizations like CNN. We will also leverage our relationships with such industry leaders to sell to additional customers within their industries. In December 1999, to help establish our position as the standard in the consumer video market, we introduced a version of our VideoLogger product, called MyLogger. MyLogger is a freely downloadable product that allows consumers, including independent content producers, to create browseable and interactive web pages from their own streaming video files.


GENERATE MULTIPLE REVENUE STREAMS THROUGH NEW PRODUCTS AND SERVICES

     We intend to generate additional revenues by introducing new products and services. We have added and we plan to continue to add to our licensed software product offering. For example, in 1999, we added several new products including the AudioLogger, Oracle and Informix database plug-ins, Oracle Java SDK and Video Search Tools.

     In May 1999, we launched Virage Interactive, an application services offering which complements our licensed software product offerings. This service offering allows our customers to outsource the deployment, management and distribution of their video content over the Internet and intranets. Our application services currently include video Internet site design, video encoding and indexing, editorial services and video index hosting. In addition to set up fees, we generate recurring revenue from these services whenever a customer adds more hours of video to an existing project, or with each additional video query on a customer's site. We intend to offer new application services, including services to help drive more traffic to our customers' Internet sites, as well as services to allow community-building, personalization, targeted advertising and electronic commerce related to the video on our customers' Internet sites.

     Our application services offering enables our customers to cost-effectively syndicate their indexed video content to other Internet sites. For example, over the last six months, we have syndicated a video database covering the U.S. presidential campaign, originally created from C-SPAN video footage, to over 15 Internet sites such as CNN Interactive, iVillage, NBCi, Yahoo! and others. This syndication of content provides significant incremental revenue opportunities for both Virage and our customers with relatively little additional work.

EMPOWER CONTENT PROVIDERS WITHOUT COMPETING AGAINST THEM

     Our licensed products and application services enable our customers to retain control over their video content and brands. We allow our customers to maintain a direct relationship with their user audience by distributing their video content directly from their own Internet sites, as well as to extend the reach of their content through syndication. We do not aggregate our customers' video content on our own Internet site, and we do not depend on advertising and commerce revenue streams from our own Internet site to drive our business. We intend to maintain this business model, which supports content providers, as well as to enhance this model by providing products and application services that will drive more traffic to our customers' Internet sites.

ENHANCE AND LEVERAGE OUR TECHNICAL LEADERSHIP POSITION

     We combine the use of our proprietary technologies with proven third-party technologies to create technically advanced products and application services. Our internal technologies include our video cataloging technologies, our extensible track architecture and media analysis plug-in architecture, as well as our keyframing engine and our visual information retrieval engine. We have filed 14 U.S. patent applications and one additional provisional U.S. patent application for these technologies. Of those patent applications, five have resulted in issued patents, one additional patent has been allowed and the other applications are under review. We will continue to aggressively develop and protect our intellectual property.

     We have designed our architecture and application programming interfaces to enable both rapid integration and easy interchangeability of proven third-party technologies into our products. We will continue to evaluate and integrate multiple third-party technologies into our products, selecting and substituting these technologies based on both technical superiority and favorable business economics. We have also designed our architecture and application programming interfaces to allow rapid integration of our products with the products of our value-added resellers and system integrators. As a result, our products are

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

currently integrated with products from over 20 other vendors. We will continue to develop products that integrate easily with the products of other vendors in our markets.

EXPAND OUR INTERNATIONAL PRESENCE


     Potential customers for our products and services are located throughout the world. We intend to develop local sales, technical support and application services operations that can support these customers. In November 1998, we established a European subsidiary, Virage Europe, in London, England. Since establishing this subsidiary, we have made sales of our products and services to several European customers including the British Broadcasting Corp., or the BBC, Carlton Communications, Network Espana, Reuters, Swiss Radio-TV and Telecinco. We intend to expand our European sales and marketing activities and service operations, as well as to establish distribution of our products in Asia, Australia and South America. We also intend to localize our products and services in several European and Asian languages. In December 1999, we introduced our first European localized product, a Spanish-language version of AudioLogger.


PURSUE STRATEGIC RELATIONSHIPS AND ACQUISITIONS

     We intend to pursue strategic relationships with and acquisitions of other companies to, among other things, increase our customer base, expand our products and services, and strengthen our management team. By developing strategic relationships with leading technology providers, we believe we will be able to proliferate our products and services and improve our access to our target customer base. In addition, we may acquire companies to enhance our product and service offerings, increase our workforce and broaden our market opportunities.

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

CUSTOMERS

     We sell our products and services to customers worldwide. The following is a list of our customers as of December 31, 1999 who have been the source of at least $10,000 of our revenues since the beginning of fiscal 1999:

MEDIA/ENTERTAINMENT                     CORPORATE
ABC News                                Bell Atlantic
British Broadcasting Corp. (BBC)        Boeing
Cable News Network (CNN)                DaimlerChrysler
Carlton Communications                  Footage Now
CBS                                     General Electric (GE)
Chalk.com Network                       General Motors (GM)
CNN Interactive                         GTE Laboratories
FOX Sports                              Heinle & Heinle
Getty Images                            The Image Bank
Lifetime Entertainment                  Lockheed Martin Corp.
Network Espana                          Morgan Stanley Dean Witter
Public Broadcasting System (PBS)        New York Stock Exchange
Reuters                                 Nippon Telegraph & Telephone (NTT)
Swiss Radio-TV                          PICs Retail Network
Telecinco                               Thomson
Turner Broadcasting                     Vidipax
TV1                                     Young & Rubicam
The Walt Disney Co.                     TECHNOLOGY/INTERNET
GOVERNMENT                              AltaVista
Centers for Disease Control (CDC)       CNET Networks (CNET)
Defense Advanced Research Projects      Compaq Computer
 Agency                                 IBM
Department of the Army                  IDG Conferences
Department of the Navy                  The Industry Standard
Federal Bureau of Investigation (FBI)   Infoseek
Joint Combat Camera Center (JCCC)       iXL
Library of Congress                     ON24
National Aeronautics and Space          PowerBrief
 Administration (NASA)                  SGI
National Imagery and Mapping Agency     Singingfish.com
 (NIMA)                                 Streamedia Communications
EDUCATION                               Zuma Digital
Arizona State University
California State University at Los
Angeles
Harvard Business School (HBS)
Michigan State University
University of North Carolina
University of Pennsylvania
University of Quebec

     Several of our government customers are excluded from this list due to confidentiality agreements.

     In addition, the following companies have signed a syndication affiliate agreement with Virage as of December 31, 1999, as described in the C-SPAN Syndication case study below:

ABC News Internet Ventures              The New York Times Online
The Associated Press                    Politics.com
CNN Interactive                         Salon.com
FasTV                                   SpeakOut.com
GovWorks.com                            StreamSearch.com
iVillage                                USAToday.com
Lifetime Entertainment Services         Washingtonpost.Newsweek Interactive
NBCi                                    Yahoo!
Netivation.com

     The terms of these syndication affiliate agreements include our nonexclusive license to each affiliate of the indexed and searchable C-SPAN election video content and our provision of site customization and hosting services in return for upfront and recurring fees to us for a term of at least one year.

CUSTOMER CASE STUDIES

CNET NETWORKS (CNET)

     CNET Networks, or CNET, is a leading provider of technology news and information on the Internet and a producer of television shows about technology. CNET uses our application services to integrate its television programming with its Internet content. Visitors to CNET's Internet site can find both articles and video segments on related topics repurposed from CNET's aired television programming. Video preview images, with headlines and descriptions, are displayed among CNET's search results, enabling users to access specific segments of a program quickly. Our application service offering allows CNET to outsource the deployment, management and distribution of its video content while maintaining its own brand identity and look-and-feel.

C-SPAN SYNDICATION

     C-SPAN is a leading provider of televised programming devoted to U.S. government proceedings. Virage and C-SPAN have jointly created a video search engine dedicated to the year 2000 presidential elections, enabling Internet users to search for video coverage by candidate, party, campaign issue or speech venue. The Campaign 2000 Video Search Engine gives voters on-demand access to a comprehensive online collection of campaign speeches, primary and general election debates, press conferences, party fundraisers and other candidate appearances on C-SPAN. Through our syndication program, this video database is available on multiple Internet sites, helping C-SPAN fulfill its mission of delivering unedited, balanced views of government and public policy forums, and providing viewers with direct access to video content of elected officials, decision-makers and journalists.

     The Customers section contains a list of customers as of December 31, 1999 to whom we have syndicated the Campaign 2000 Video Search Engine.

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

CABLE NEWS NETWORK (CNN)

     Cable News Network, or CNN, is a leading television network recognized worldwide for its timely news production and broadcast quality. CNN uses our products to improve the process by which it produces the news. Prior to licensing our software, CNN journalists and editors used tapes to handle approximately 150 hours of incoming news a day. Using our software, CNN indexes and digitizes in real time all of its 32 incoming news feeds and all of the material edited for airing on CNN, CNN Headline News and CNN International. Within seconds, more than 300 journalists can simultaneously view any video feed and make edit decisions at their desktops. CNN confirms that production costs have been cut significantly through the consolidation of editing resources. Further savings have been realized through the reallocation of production personnel from menial tape management tasks to direct news production activities. Time-to-air, writing quality and story accuracy have improved as a result of CNN's writers and producers having direct access to all current and available news footage. CNN also uses our products and services to help produce the CNN Interactive Internet site.

GENERAL MOTORS

     General Motors, or GM, is the world's largest automotive company. GM uses our products to improve their product development process. Before using our software, market research analysts spent significant time reviewing consumer focus group videos and compiling supporting segments in favor of design recommendations. Now, GM analysts, designers and engineers can view and search focus group videos at their desktops, improving the design decision process and reducing overhead. GM expects that the use of video as a management decision-making tool will substantially increase, now that it is easy to access and use.

HARVARD BUSINESS SCHOOL

     Harvard Business School, or HBS, is a leading graduate school of business administration. HBS uses our products to enhance the educational process and to disseminate information to students, alumni and faculty. HBS relies heavily on video as an educational and research tool. Before using our software to convert its vast video collection into a streamable and searchable video library, valuable information went unseen and unused. Now students, teachers, researchers and librarians can access video information, such as presentations by prominent guest speakers and faculty members, through the Internet or the school's intranet. HBS is also using our products to add video to its external Internet site for use by alumni and the general public.

     A substantial portion of our total revenues have generally been derived from a relatively small number of customers. For the nine months ended December 31, 1998, sales to various U.S. government agencies totaled 43% of sales including 17% to the Department of the Army. For the nine months ended December 31, 1999, sales to Telecinco, Oracle and various U.S. government agencies totaled 16%, 15% and 22%, respectively. For the years ended March 31, 1997, 1998 and 1999, U.S. government agencies accounted for 17%, 12% and 40%, respectively, of our total revenues including 14% to the Department of the Army for fiscal 1999. In fiscal 1997, Oracle and Informix accounted for 37% and 10%, respectively, of our total revenues. In fiscal 1998, CNN and Sun Microsystems each accounted for 11% of our total revenues. In fiscal 1999, Oracle accounted for 14% of our total revenues.

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

LICENSED SOFTWARE AND APPLICATION SERVICES

     Our software products and application services allow video content owners to adapt their video content to the Internet and intranets quickly and cost-effectively. Depending on their particular needs and resources, these video content owners may elect to either license our software products or use our application services. A typical installation of our licensed products may include multiple copies of our VideoLogger, each potentially with an AudioLogger, and either one database plug-in per VideoLogger or an appropriately-sized Video Search Tools license. Where content owners use our application services, we integrate video and video search into their Internet site, transparently host their video search index and report traffic data statistics. Our application services facilitate the delivery of video content collections to multiple Internet sites with a customized look, feel and functionality on each site. In addition, our application services enable rapid and flexible syndication of video content across a network of affiliate sites.

LICENSED SOFTWARE

     VIDEOLOGGER 3.1. The VideoLogger 3.1 is a Windows NT-based application that analyzes an analog or digital video input signal and creates a structured index that can then be used to search the video content and locate a specific video segment for playback. The VideoLogger analyzes the video in real time and generates several kinds of index data from the video signal. This data may include still-image snapshots of the video, called keyframes, which are captured each time the picture changes significantly, as well as closed-captioned text information, which is normally provided by television networks for the hearing impaired. The VideoLogger also allows users to mark the beginning and end of specific video segments, and to manually enter data about these segments as well as the entire video. When the video analysis process is complete, the customer has both a visual overview of the video and a data file of searchable keywords linked to the associated points in the video that enable rapid browsing of its contents. The VideoLogger can control the simultaneous encoding of one or more digital video files in a variety of file formats, including RealVideo, Windows Media Player, Quicktime and MPEG. The VideoLogger has application programming interfaces that allow customers to integrate it with a variety of other products.

     AUDIOLOGGER 2.0. The AudioLogger 2.0 works in conjunction with the VideoLogger. It analyzes the audio portion of a video signal and generates three additional tracks of information, which are integrated into the index produced by the VideoLogger. These tracks include data from speech recognition, speaker identification and audio classification. The AudioLogger uses a combination of our proprietary technology and third-party speech recognition, speaker identification and audio classification technologies, which all operate in real time. The AudioLogger currently has an extensive speaker-independent U.S. English and Castilian Spanish vocabulary. Additional languages can be integrated in a modular fashion. The user can also add additional custom vocabulary words through a user interface. The speaker identification engine can identify a speaker in the video from a library of speakers whose voice patterns and names have been entered in the AudioLogger. The audio classification engine classifies the audio content of a video signal as speech or music and also helps to improve the accuracy of the speech recognition engine when analyzing mixed speech and non-speech audio signals.

     VIDEO SEARCH TOOLS 1.6. Video Search Tools 1.6 is an Internet-based video search application. Through a browser, users enter search terms and receive the matching video

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segments that correspond to these search terms. Users can then select the relevant video segment to be streamed to their desktops. Video Search Tools is designed to be rapidly customized and deployed by our customers.

     DATABASE PLUG-INS. We offer several database plug-in products that allow system integrators to build video management systems with the VideoLogger and relational databases. Customers such as broadcasters and government agencies also use these products in large-scale system deployments. Our current database plug-ins for Oracle and Informix enable communication between our products and a database server for indexed storage. Using these plug-ins, system integrators can build custom video browsing applications, or can integrate our products into various media asset management systems.

     ORACLE JAVA SDK 1.0. The Oracle Java SDK 1.0 is a toolkit that provides reusable Java application components that allow a software developer to access a Virage index when stored in an Oracle database. This product simplifies the building of Oracle applications that search and browse video databases.

     VIDEOLOGGER SDK AND VIRAGE SOFTWARE DEVELOPER PROGRAM. The VideoLogger SDK and Virage Software Developer Program enable third party access to our underlying architecture. This access allows third parties to integrate the VideoLogger into other products and technologies, thereby extending the functionality of the VideoLogger. The VideoLogger SDK provides plug-in program interfaces for multiple aspects of VideoLogger operation, including database integration, file export, index access and conversion, remote control and video encoding integration and control.


     MYLOGGER 1.0. MyLogger 1.0 is a consumer version of our VideoLogger product, and contains a subset of the VideoLogger features. MyLogger is a Windows-based application for indexing digital video files and publishing Internet-ready video indices. MyLogger analyzes a digital video signal in real time, generates keyframes, and allows users to mark the beginning and end of specific video segments and manually enter data about these segments. The MyLogger keyframes and associated information are linked to specific points in the original video that can be used to rapidly browse its contents. The MyLogger video index can be published as an Internet page using customizable templates. Consumers may download MyLogger from our web site without charge.


APPLICATION SERVICES AND SYNDICATION

     Our hosted application services, called Virage Interactive, enable customers to deploy, manage and distribute video on the Internet without substantial investment in hardware, software or staffing. By integrating Virage's core video indexing technology with other digital video services such as encoding and hosting, we have created application services that enable rapid deployment of Internet video databases. Virage Interactive's hosted application services provide customers with multiple methods for integrating video assets throughout their web site. In addition, Virage Interactive enables customers to syndicate their video content to other web sites, allowing each site to be served from the same content database, while retaining that site's unique look and feel.

     The main components of Virage Interactive services are:

     - SETUP. For each new account, we collaborate with the customer to develop a set of templates in hypertext mark up language, commonly referred to as HTML, that defines the look and feel of the video content on that particular customer's site. These templates define how the video content will appear on the site including layout, graphics, colors, and fonts associated with the video search results and video player pages. Customers can choose a variety of features to create a function and look that is appropriate for their site.

     - VIDEO PROCESSING. In this step, we automatically process the customer's video using our VideoLogger and AudioLogger software to create a visual and textual index and database of the content. We can process video from a variety of sources, including tapes, live television or satellite feeds, or previously encoded digital files. This process simultaneously encodes the video into the formats and transmission rates that the customer requests. Our software supports many video formats, including RealNetworks, Windows Media, Quicktime and MPEG1. Additionally, our customers may elect to employ our content editors to add custom information to the video index database.

     - APPLICATION HOSTING. After each video segment is processed, the index file is uploaded to our datacenter and the encoded video files are uploaded to the customer's selected video hosting servers. At this point, the video content is available on the customer's web site. When a search is initiated on the customer's site, the search request is processed on our application servers, returning a list of matching results, each of which may include a small preview image, a transcript of the video segment and other information as appropriate. We provide search results under our customers' own domain names in order to create a seamless experience for site visitors. We provide daily, weekly and monthly traffic reporting to our customers including the most popular search terms and segments, traffic volume by time of day, referring web sites, and the domains of users accessing the content. Our application services can interoperate with many video hosting vendors. We also offer video hosting to customers through third parties who specialize in content distribution.

     - CONTENT PUBLISHING AND ADMINISTRATION. We provide a browser-based content publishing and administration application to each Virage Interactive customer. Through this password-protected interface, customers can view and edit their video database and HTML templates. For example, customers can change the information or preview image associated with a particular video segment, choose to show or hide particular segments on the public web site, or delete segments from the database altogether. Customers can also modify the HTML template files that define the look and feel of their site. Content from the database can be published to the site in the following ways:

        - video search engine: an embedded search engine allows site visitors to search across the entire video database by typing in keywords.

        - auto-published clips: the customer's web producers can design web pages to automatically include the most recent video clips associated with a particular topic.

        - ad-hoc clip access: site producers can search for and extract a particular video clip in order to integrate that clip into a particular web page.

     - CONTENT SYNDICATION. Virage Interactive enables our customers to cost-effectively syndicate their indexed video content to other Internet sites without reprocessing or modifying the video database in any way. Our architecture allows a variety of HTML templates to be applied to the same video database so that each syndication

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       site can retain a separate look and feel. For video content owners who wish to license their content broadly on the Internet, Virage Interactive services provide the necessary content processing and management applications to enable syndication and repurposing of video collections.

TECHNOLOGY

     The VideoLogger architecture is the basis of our indexing and search technologies. This architecture uses the concept of tracks to represent different types of information about the video, which we refer to as indexed data or metadata, as shown in the figure below.

[Diagram titled VideoLogger Track-based Architecture depicts multiple metadata tracks such as face id, speaker id, user annotation, speech to text, time code, keyframes and video on the y axis versus time on the x axis.]

This track-based model provides an open architecture that permits easy integration of additional metadata types. Each type of metadata, such as keyframes, face identification, annotations and speech, is contained in its own time-stamped track. Our video analysis engine has a plug-in architecture for each type of metadata that allows us both to develop our own media analysis algorithms as well as to select and integrate technology from third

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parties. "Plug-in modules" is the term that we use to describe additional software functionality which can be easily added to our base VideoLogger product.



     We have incorporated various third party technologies into different plug-in modules that operate in conjunction with our VideoLogger product, including face recognition technology from Visionics, optical character recognition technology from SRI International, speech and speaker recognition technology from IBM, and text search technology from AltaVista. The terms of each of these third party arrangements include a nonexclusive license to distribute the third party technology within our plug-in modules in return for royalty payments to them for a term of one or more years. We are not substantially dependent on the technology we license from third parties in part because we believe we could license similar technology from other parties.


     Customers often require that our indexing technologies perform in real time to match the real-time transmission of video broadcasts and live satellite feeds. Our architecture addresses this real-time requirement by allowing metadata tracks to be processed in parallel on separate computer processors.

     Once the metadata has been captured during the indexing process, it must then be stored in a format that can be easily searched and browsed by users. Our architecture includes a set of open application programming interfaces, which allow the metadata to be easily exported into various databases, media asset management and Internet-search tools. For instance, metadata can be stored in standard databases such as Oracle and Informix, stored into popular media asset management systems, or exported to custom file formats such as HTML. Exported metadata can also be searched using our Video Search Tools application.

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     We emphasize reusable, plug-in components and open architecture in our development process. All of our software is written in C++ or Java and employs object-oriented design practices. In addition, each Virage product is designed with open application programming interfaces, which allow easy integration with third-party applications. The figure below illustrates the many open interfaces surrounding the VideoLogger, which allow for feature extensions and systems integration opportunities.

[Diagram titled VideoLogger Programming Interface shows Virage VideoLogger in the center of a square diagram surrounded by various application programming interfaces. On the top, the diagram shows video encoding interfaces such as MPEG, RealVideo, MediaPlayer and Custom. On the right, the diagram shows file export interfaces such as VDF, HTML and ALE, and database interfaces such as Informix and Oracle. On the bottom, the diagram shows media analysis interfaces such as face recognition, optical character recognition and audio analysis, and remote control application programming interfaces. On the left, the diagram shows digital media ingest interfaces such as RealVideo, QuickTime, MediaPlayer and Custom.]

     Access to each of the interfaces shown in the above figure is provided through our software developers kit. This kit is a collection of these application programming interfaces that allow developers to work in areas such as database integration, video encoding, remote control and media analysis. The software development kit also allows our products to be integrated with other technologies.

RESEARCH AND DEVELOPMENT

     We believe that our future success will depend in part on our ability to continually develop new and enhanced products and services. Accordingly, we are committed to the investment of significant resources in research and product development activities. During fiscal 1998 and 1999 and the nine months ended December 31, 1999, our research and development expenses were $1.8 million, $2.3 million and $2.7 million, respectively.

SALES AND MARKETING

SALES AND DISTRIBUTION STRATEGY

     We sell our products and application services through a direct sales force and through indirect distribution channels. We currently target customers in several markets including media and entertainment, enterprises such as corporations, government entities and universities, and consumer markets. Our sales strategy is to pursue multiple opportunities for large-scale deployments within each customer account.


     Through our direct sales force in Chicago, London, Los Angeles, New York, San Francisco, Seattle, Tampa/St. Petersburg and Washington D.C., we focus on larger customers in North America and Europe. Our field representatives sell our products and services to customers who have been prequalified by our telesales personnel. In addition, our direct sales force manages local relationships with key resellers.


     Our indirect distribution channels include domestic and international distributors, system integrators and value-added resellers. As of December 31, 1999, we had entered into agreements with more than 15 non-exclusive distributors and value-added resellers worldwide, including Artesia Technologies, AVS Graphics, The Bulldog Group, DSMCi, eMotion, Informix, iXL, Lockheed Martin Corporation, Magnifi, Professional Services for Web Business, or PS Web, SAIC, StorNet Government Systems, ViewCast.com and WebWare. Together, these distributors and value-added resellers accounted for over 40% of our total revenues for the nine months ended December 31, 1999. The terms of these agreements include a nonexclusive license to the distributors and value-added resellers to distribute our products to end users in a specified territory under our end user license agreement in return for fees to us equal to a discount off of our list price for an initial term of up to two years.

MARKETING ACTIVITIES

     Since our inception, we have invested a substantial percentage of our revenues in a broad range of marketing activities to generate demand, gain corporate brand identity and educate the market about our products and services. These activities have focused primarily on direct marketing, direct mail and email, public relations, co-marketing and branding with our major customer accounts and strategic partners, targeted trade shows, conferences and speaking engagements, and the provision of product information through print collateral and our Internet site. In addition, we have created a developer relations organization to encourage independent software developers to develop products and solutions that are compatible with our products, application programming interfaces and technologies. Today, our marketing strategy is focused primarily on the North American and European markets but we intend to increase our marketing activities in Asia, Australia and South America.

COMPETITION

     The Internet video marketplace is new, rapidly evolving and intensely competitive. As more companies begin to deploy searchable and interactive video on the Internet, we expect competition to intensify.


     We currently compete directly with other providers in the Internet video infrastructure marketplace including Excalibur Technologies and MediaSite. We may also compete indirectly with larger system integrators who embed or integrate these directly competing technologies into their product offerings. It is possible that we may work with these same larger companies on one customer bid and compete with them on another. In the future, we may compete with other video services vendors and searchable video portals. In addition, we may compete with our current and potential customers who may develop software or perform application services internally.

     We believe that the principal competitive factors in our market are:

     - audio and video cataloging functionality;

     - ease of installation and use;

     - real-time processing capability;

     - reliability;

     - pricing;

     - 24-by-7 customer support;

     - adoption by other customers; and

     - number and strength of relationships with other Internet video providers.

     We believe we compete favorably with our competitors based on these factors. However, some of our competitors may have access to proprietary technology from outside sources. This access to proprietary technology might allow our competitors to bring new technologies to market faster than we can. Furthermore, because our existing and potential competitors may have longer operating histories, greater name recognition, larger customer bases and substantially greater financial, technical, sales and marketing resources, they may have access to more customers and a larger installed customer base than we do. These competitors may be able to undertake more extensive marketing campaigns and adopt more aggressive pricing policies than we can.

INTELLECTUAL PROPERTY

     We depend on our ability to develop and maintain the proprietary aspects of our technology. To protect our proprietary technology, we rely primarily on a combination of patent, trademark and copyright laws, as well as confidentiality and license agreements with our employees and others.

     Patents. We actively seek patent protection for our intellectual property. We have filed 14 U.S. patent applications and one additional provisional U.S. patent application in the following areas:

     - visual information retrieval;

     - indexing methods for image search;

     - keyframe selection;

     - visual dictionary; and

     - video cataloger system.

Five patents have been issued and a sixth patent has been allowed by the Patent and Trademark Office. Our remaining eight patent applications are currently pending.

     In 1997, we entered into a five-year patent cross-licensing agreement with IBM. The terms of this agreement include our nonexclusive license of IBM's multimedia software patents in return for an annual fee and a license to IBM of all of our current patents as described above and any patents that may be issued to us in the future.

     Trademarks. We have seven trademarks, three of which are registered.

     We seek to avoid disclosure of our trade secrets by limiting access to our proprietary technology and restricting access to our source code. Despite these precautions, it may be possible for unauthorized third parties to copy particular portions of our technology or reverse engineer or obtain and use information that we regard as proprietary. In addition, the laws of some foreign countries do not protect proprietary rights to the same extent as do the laws of the United States. Our means of protecting our proprietary rights in the United States or abroad may not be adequate and competing companies may independently develop similar technology.

EMPLOYEES

     As of December 31, 1999, we had 118 employees, of which 26 were employed in operations, 43 were employed in engineering, 37 were employed in sales and marketing, and 12 were employed in general and administrative positions. None of our employees is subject to a collective bargaining agreement, and we have never experienced a work stoppage. We believe our relations with our employees are good.

PROPERTIES


     Our principal executive and administrative offices are located at 177 Bovet Road, Suite 520, in San Mateo, California 94402 where we lease approximately 20,670 square feet, which lease expires on May 31, 2002. We have entered into an agreement pursuant to which, in October 2000, we will lease new executive and administrative offices located at 411 Borel Avenue, San Mateo, California 94402. This lease, for approximately 48,000 square feet, will expire on September 30, 2006. In addition, we lease administrative and sales offices near London, England and in New York, under leases expiring on February 27, 2002 and March 31, 2005, respectively. We believe that such existing facilities are adequate for our current needs or that suitable additional or alternative space will be available in the future on commercially reasonable terms.


LEGAL PROCEEDINGS

     From time to time, we could become involved in litigation relating to claims arising out of our ordinary course of business. We are not presently involved in any legal proceedings.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     Our directors and executive officers and their ages as of February 29, 2000 are as follows:

                 NAME                    AGE                  POSITION
                 ----                    ---                  --------
Paul G. Lego...........................  41    President, Chief Executive Officer and
                                               Chairman of the Board of Directors
Alfred J. Castino......................  47    Chief Financial Officer
Weldon D. Bloom........................  51    Vice President, Sales
David J. Girouard......................  33    Vice President and General Manager,
                                               Virage Interactive
Bradley J. Horowitz....................  34    Chief Technology Officer
Andrew P. Langhoff.....................  38    Vice President, Business Development
Carlos O. Montalvo.....................  43    Vice President, Marketing
Frank H. Pao...........................  31    Vice President, Business Affairs and
                                               General Counsel
Mark K. Rattley........................  39    Vice President and General Manager,
                                               European Operations
Gilbert C. Wai.........................  46    Vice President, Engineering
Philip W. Halperin(1)..................  36    Director
Ramesh Jain, PhD.......................  50    Director
Standish H. O'Grady(1)(2)..............  39    Director
Lawrence K. Orr(2).....................  43    Director
C.K. Prahalad, D.B.A. .................  58    Director
William H. Younger, Jr.(1)(2)..........  50    Director

-------------------------
(1) Member of the audit committee.

(2) Member of the compensation committee.

     Paul G. Lego, president and chief executive officer, joined Virage in January 1996. Mr. Lego also recently became chairman of our board of directors in December 1999. From January 1995 to January 1996, Mr. Lego was an associate at Sutter Hill Ventures, a venture capital firm. From June 1988 to December 1994, Mr. Lego was the chief operating officer at Digidesign, a manufacturer of digital audio recording and editing systems which was acquired by Avid Technology in January 1995. Mr. Lego has also held various marketing, manufacturing and engineering positions with Pyramid Technology Corporation, the General Electric Company and Digital Equipment Corporation. Mr. Lego holds a B.S. in electrical engineering from Cornell University and an M.B.A. from Harvard Business School.

     Alfred J. Castino, chief financial officer, joined Virage in January 2000. From September 1999 to January 2000, Mr. Castino was the chief financial officer of RightPoint, a marketing software firm that was recently acquired by E.piphany. From September 1997 to August 1999, Mr. Castino was employed at PeopleSoft as vice president of finance and chief accounting officer, as senior vice president of finance and administration, and chief financial officer. From April 1996 to September 1997, Mr. Castino was vice president and corporate controller at Chiron Corporation, a biotechnology company. From August 1989 to March 1996, Mr. Castino held finance positions at Sun Microsystems, a computer hardware company, including finance director of United States operations, director of finance and planning for European operations, and assistant corporate controller. Mr. Castino's prior experience also includes seven years at Hewlett-Packard Company in various financial management positions. Mr. Castino is a certified public accountant. Mr. Castino holds a B.A. in economics from Holy Cross College and an M.B.A. from Stanford University.

     Weldon D. Bloom, vice president, sales, joined Virage in October 1998. From April 1996 to September 1998, Mr. Bloom was vice president of sales at Netcom Online Communications, a leading Internet service provider that was acquired by ICG Communications in October 1997. From April 1994 to April 1996, Mr. Bloom was vice president of North American sales at Radius, a manufacturer of graphics acceleration and video editing tools for the color publishing and digital video markets. Mr. Bloom also has an additional 20 years of sales and sales management experience at Apple Computer, Eastman Kodak Company and EO. Mr. Bloom holds a B.S. in marketing from Western Illinois University.

     David J. Girouard, vice president and general manager, Virage Interactive, joined Virage in May 1997. Prior to becoming our vice president and general manager, Virage Interactive, Mr. Girouard served as our director of product marketing from November 1997 to May 1999. From December 1994 to April 1997, Mr. Girouard was a product manager in the worldwide product marketing group at Apple Computer. Mr. Girouard holds a B.A. in engineering sciences and a B.E. from Dartmouth College. He also holds an M.B.A. from the University of Michigan.

     Bradley J. Horowitz, chief technology officer, co-founded Virage in 1994. From 1989 to April 1993, Mr. Horowitz was a consultant for various companies, including Polaroid, TASC and Comtech Labs, in the area of digital image and video understanding. Mr. Horowitz received a B.S. in computer science from the University of Michigan and a M.S. in media science from the Media Lab at the Massachusetts Institute of Technology.

     Andrew P. Langhoff, vice president, business development, joined Virage in January 2000. Prior to joining Virage, Mr. Langhoff held a number of positions within the online operations of the Walt Disney Company, most recently as vice president of broadband development for Go.com. From March 1998 to October 1999, Mr. Langhoff was vice president, business development for the Buena Vista Internet Group of Walt Disney Company where he was responsible for the strategic partnerships of ABCNEWS.com, ABC.com, ESPN.com and other Disney websites. From March 1997 to March 1998, Mr. Langhoff was vice president, business development for ABCNEWS Internet Ventures. From February 1996 to March 1997, Mr. Langhoff was vice president, business development for the ABC Multimedia Group. From 1992 to 1996, Mr. Langhoff was a general attorney at Capital Cities/ABC. Mr. Langhoff received a B.A. from Tufts University and a J.D. from the University of Virginia School of Law.

     Carlos O. Montalvo, vice president, marketing, joined Virage in May 1998. From March 1997 to April 1998, Mr. Montalvo served as vice president of marketing at Cinebase, a provider of media asset management software. From March 1987 to March 1997, Mr. Montalvo held various product and regional marketing positions and served as vice president of Apple Computer's interactive media group. Mr. Montalvo studied political science and bioengineering at the University of California at San Diego.

     Frank H. Pao, vice president, business affairs and general counsel, joined Virage in April 1997. From September 1994 to March 1997, Mr. Pao specialized in intellectual property and licensing transactions at the law firm of Gray Cary Ware & Freidenrich. He has also held various engineering positions at Advanced Cardiovascular Systems and Lawrence Berkeley Laboratories. Mr. Pao holds a B.S. in bioengineering from the University of California at Berkeley and a J.D. from Boalt Hall School of Law at the University of California at Berkeley.

     Mark K. Rattley, vice president and general manager, European operations, will join Virage as a full-time employee in March 2000. From November 1998 to the present, he has held the position of vice president of Protege Software, a consulting firm, where he is responsible for developing our European operations. Previously, he spent six years as a director and general manager of Sun Microsystems UK where he was responsible for the enterprise and Internet software business in Europe. Prior to Sun Microsystems, Mr. Rattley held senior sales, product marketing, general management and director positions at Informix, Software Publishing Corporation, Rapid Recall and Technitron Systems. Mr. Rattley graduated in 1982 with a Higher National Certificate in advanced electronic engineering and a business administration diploma, studied at Reading College of Technology and Thames Valley University, England.

     Gilbert C. Wai, vice president, engineering, joined Virage in July 1997. From October 1994 to June 1997, Mr. Wai was senior vice president of product development at Legato Systems, a publicly-held enterprise storage management software company. From September 1987 to September 1994, Mr. Wai held various marketing and engineering executive positions, most recently as vice president of product management and development, at Informix Software, a publicly-held database software company. Mr. Wai holds a B.S. in electrical engineering and computer science from the University of California at Berkeley.

     Philip W. Halperin has served as a director of Virage since September 1999. Mr. Halperin has been a general partner of Weston Presidio Capital, a venture capital firm, since October 1993. Mr. Halperin currently serves as a director of several private companies. Mr. Halperin holds an A.B. in political science from Stanford University and an M.B.A. from Harvard Business School.

     Ramesh Jain, Ph.D. has served as a director of Virage since 1994 and was chairman of the board of directors since he co-founded Virage in 1994 to December 1999. Currently, he is the president and chief executive officer of PRAJA, an Internet company that he co-founded in 1996. Dr. Jain was professor of engineering and computer science at the University of California at San Diego from January 1993 to June 1999 and at the University of Michigan at Ann Arbor from 1982 to 1993. In January 1991, Dr. Jain founded Imageware, a software company which provides software for surface modeling, reverse engineering, rapid prototyping, and inspection.

     Standish H. O'Grady has served as a director of Virage since April 1998. Mr. O'Grady has been managing director of H&Q Venture Associates, L.L.C., a venture capital firm, since its formation in July 1998. Mr. O'Grady previously served in various positions with Hambrecht & Quist Group's venture capital department since 1986, including managing director from 1994 to 1998. In addition, he has been an investment manager for a series of Adobe Ventures partnerships since their inception in 1994. Mr. O'Grady currently serves as a director of Tumbleweed Communications, as well as a number of private companies. He holds a B.S.E. in chemical engineering from Princeton

University and an M.B.A. from the Amos Tuck School of Business Administration at Dartmouth College.

     Lawrence K. Orr has served as a director of Virage since April 1995. Mr. Orr is a general partner of Trinity Ventures in Menlo Park, California, where he has been a private equity technology investor specializing in software and communications since 1989. Prior to Trinity, Mr. Orr worked at Bain and Company and Hewlett-Packard, where he was a marketing manager in the Information Networks Group, responsible for product management and field sales and support programs for Hewlett-Packard's data communications product lines. Mr. Orr holds an A.B. degree in mathematics from Harvard University and an M.B.A. from the Stanford Graduate School of Business. He currently is a director of Extreme Networks, as well as several private companies.

     C.K. Prahalad, D.B.A. has served as a director of Virage since April 1995. Dr. Prahalad is currently the Harvey C. Fruehauf Professor of Business Administration at the University of Michigan where he has been a professor since 1986. Dr. Prahalad has also been a visiting research fellow at Harvard Business School, a visiting professor at INSEAD and a professor at the Indian Institute of Management, Ahmedabad. Dr. Prahalad currently is a board member of NCR Corporation and consults for several public companies. Dr. Prahalad has a B.S. in physics from Loyola College, University of Madras and a D.B.A. from Harvard Business School.

     William H. Younger, Jr. has served as a director of Virage since April 1995. Mr. Younger is currently a managing director of the general partner of Sutter Hill Ventures, a venture capital management firm, which he joined in 1981. Mr. Younger currently serves as a director of Vitria Technology, as well as several private companies. Mr. Younger holds a B.S.E.E. from the University of Michigan and an M.B.A. from Stanford University.

BOARD COMPOSITION

     Effective upon the closing of this offering, our certificate of incorporation and bylaws will provide for a board of directors that is divided into three classes:

     - Class I, whose term will expire at the annual meeting of stockholders expected to be held in June 2000;

     - Class II, whose term will expire at the annual meeting of stockholders expected to be held in June 2001; and

     - Class III, whose term will expire at the annual meeting of stockholders expected to be held in June 2002.

     As a result, only one class of directors will be elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their terms. Effective upon the closing of this offering, the following individuals will serve as our directors:

     - Paul G. Lego, Ramesh Jain and C.K. Prahalad will be our Class I directors;

     - Lawrence K. Orr and William H. Younger, Jr. will be our Class II directors; and

     - Philip W. Halperin and Standish H. O'Grady will be our Class III directors.

     There are no family relationships among any of our directors, officers or key employees.

BOARD COMMITTEES

     Our board of directors has recently formed an audit committee and a compensation committee.

     Audit committee. The audit committee reviews the results and scope of the annual audit and meets with our independent auditors to review our internal accounting policies and procedures.

     Compensation committee. The compensation committee reviews and makes recommendations to our board of directors on our general and specific compensation policies and practices and administers our 1995 stock option plan, 1997 stock option plan and 2000 employee stock purchase plan.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     None of the members of the compensation committee has at any time since our formation been one of our officers or employees. None of our executive officers currently serves, or in the past has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee. Before the creation of our compensation committee, all compensation decisions were made by our full board of directors.

EMPLOYMENT, TERMINATION OF EMPLOYMENT AND CHANGE-IN-CONTROL ARRANGEMENTS

     We routinely deliver written offer letters containing provisions on salary, bonuses, benefits and stock option grants to prospective members of management and other employees. In addition, we have entered into agreements containing employment and change-in-control provisions as described below.

     The stock option agreements between Virage and Paul G. Lego, our president and chief executive officer, in which Mr. Lego was granted options to purchase 803,333 shares of common stock, of which options for 549,110 shares have been exercised, provide for full acceleration of vesting of all unvested options upon a change-in-control event in which Mr. Lego is terminated or constructively dismissed. The stock option agreement between Virage and Mr. Lego, in which Mr. Lego was granted options to purchase 666,667 shares of common stock, provides for 50% acceleration of vesting of all unvested options upon a change-in-control event.

     The stock option agreement between Virage and Alfred J. Castino, our chief financial officer, provides for 50% acceleration of vesting of all unvested options upon a change-in-control event and three months acceleration of vesting of unvested options if he is terminated without cause. In addition, Mr. Castino receives three months base salary if he is terminated without cause.

     The stock option agreement between Virage and Andrew P. Langhoff, our vice president, business development, provides for 50% acceleration of vesting of all unvested options upon a change-in-control event in which Mr. Langhoff is terminated or constructively dismissed and six months acceleration of vesting of unvested options if he is terminated without cause. In addition, Mr. Langhoff receives six months base salary if he is terminated without cause.

     The stock option agreement between Virage and Mark K. Rattley, our vice president and general manager, European operations, provides for 50% acceleration of vesting of all unvested options upon a change-in-control event in which Mr. Rattley is terminated or constructively dismissed and six months acceleration of vesting of unvested options if he is terminated or constructively dismissed without cause. In addition, Mr. Rattley receives six months of his target earnings and benefits if he is terminated without cause.

     The stock option agreements between Virage and each of Weldon D. Bloom, Carlos O. Montalvo and Gilbert C. Wai provide for 50% acceleration of vesting of all unvested options upon a change-in-control event in which the executive officer is terminated or constructively dismissed. In addition, each of these executive officers receive three months base salary if the executive is terminated without cause.

     The stock option agreements between Virage and each of Frank H. Pao and David J. Girouard provide for 50% acceleration of vesting of all unvested options upon a change-in-control event in which the executive officer is terminated or constructively dismissed.

EXECUTIVE COMPENSATION


     Our directors do not receive cash compensation for their services as directors. Our directors receive cash compensation for their services as members of committees of the board of directors. These directors receive $1,000 to attend a committee meeting in person and $500 to attend a committee meeting by telephone. We also reimburse directors for their reasonable expenses incurred in attending meetings of the board of directors and of committees of the board.



     Our outside directors receive an initial stock option grant of 40,000 shares. These option shares vest over a four-year period as follows: 25% upon the first anniversary of the option grant date with the remainder vesting ratably on a monthly basis for the 36 months beginning one year after the date of grant. Each outside director is granted each year thereafter an option to purchase 10,000 shares. These subsequent options vest ratably on a monthly basis for 24 months beginning on the date of grant. The stock option agreements between Virage and outside directors will provide for full acceleration of vesting of all unvested options upon a change-in-control event.

     The following table presents information regarding compensation paid or earned by our chief executive officer and our four other most highly compensated executive officers whose total salary and bonus for the fiscal year ended March 31, 1999 exceeded $100,000. The total amount of personal benefits paid to the executive officers during the fiscal year was less than the lesser of $50,000 or 10% of the executive officer's total reported salary and bonus.

                           SUMMARY COMPENSATION TABLE

                                                                 LONG-TERM AND OTHER
                                                                 COMPENSATION AWARDS
                                                              -------------------------
                                                              NUMBER OF
                                     ANNUAL COMPENSATION      SECURITIES
            NAME AND              -------------------------   UNDERLYING    ALL OTHER
       PRINCIPAL POSITION         YEAR    SALARY     BONUS     OPTIONS     COMPENSATION
       ------------------         ----   --------   -------   ----------   ------------
Paul G. Lego....................  1999   $195,000        --    133,333            --
President and Chief Executive
Officer
Bradley J. Horowitz.............  1999   $135,000   $25,000    133,333            --
Chief Technology Officer
Carlos O. Montalvo..............  1999   $151,970   $17,000    277,500            --
Vice President, Marketing
Frank H. Pao....................  1999   $124,830   $15,000    100,000            --
Vice President, Business Affairs
and General Counsel
Gilbert C. Wai..................  1999   $168,000   $15,000     66,666            --
Vice President, Engineering
FORMER EXECUTIVE OFFICER:
Paul Roberge....................  1999   $ 52,500        --         --       $68,190(1)
Vice President, Sales

-------------------------
(1) Represents amount paid to Mr. Roberge upon his departure in June 1998.

OPTION GRANTS IN LAST FISCAL YEAR

     The following table presents information regarding grants of stock options to each of the executive officers named in the Summary Compensation Table above during the fiscal year ended March 31, 1999. All of these options were granted under our 1997 stock option plan. Generally, these options vest ratably on a monthly basis for 48 months beginning one month after the date of grant.

     The following table is based on the grant of options to purchase a total of 1,662,583 shares of our common stock during fiscal year 1999. All options were granted at the fair market value of our common stock, as determined by the board of directors on the date of grant. Potential realizable values are net of exercise price, but before taxes associated with exercise. Amounts represent hypothetical gains that could be achieved for the options if exercised at the end of the option term. The assumed 5% and 10% rates of stock price appreciation are required by the rules of the Securities and Exchange Commission and do not represent our estimate or projection of the future common stock price. Unless the market price of the common stock appreciates over the option term, no value will be realized from the option grants made to executive officers. Actual gains, if any, on stock option exercises will be dependent on the future performance of our common stock. The assigned 5% and 10% rates of stock appreciation are based on an assumed offering price of $11.00 per share.

                      OPTIONS GRANTED IN LAST FISCAL YEAR


                                                                                 POTENTIAL REALIZED
                       NUMBER OF     % OF TOTAL                                   VALUE AT ASSUMED
                       SECURITIES     OPTIONS      EXERCISE                  ANNUAL RATES OF STOCK PRICE
                       UNDERLYING    GRANTED TO     OR BASE                 APPRECIATION FOR OPTION TERM
                        OPTIONS     EMPLOYEES IN     PRICE     EXPIRATION   -----------------------------
        NAME            GRANTED     FISCAL YEAR    ($/SHARE)      DATE         5% ($)          10% ($)
        ----           ----------   ------------   ---------   ----------   -------------   -------------
Paul G. Lego.........   133,333          8.0%        0.24       4/23/08      $ 2,357,047     $ 3,772,084
Bradley J.
  Horowitz...........    66,666          4.0%        0.24       4/23/08        1,178,515       1,886,028
                         66,666(1)       4.0%        0.75       2/24/09        1,144,515       1,852,028
Carlos O. Montalvo...   277,500         16.7%        0.24       5/21/08        4,905,617       7,850,669
Frank H. Pao.........    66,666          4.0%        0.24       4/23/08        1,178,515       1,886,028
                         33,333          2.0%        0.75       2/24/09          572,258         926,104
Gilbert C. Wai.......    66,666          4.0%        0.24       4/23/08        1,178,515       1,886,028
FORMER EXECUTIVE
  OFFICER:
Paul Roberge.........        --           --           --            --               --              --


-------------------------
(1) These options vest at the rate of one-half the total number of shares on the one year anniversary from the date of grant and thereafter ratably on a monthly basis for 12 months.

OPTION EXERCISES AND FISCAL YEAR-END HOLDINGS

     The following table presents the number of shares acquired and the value realized upon exercise of stock options during fiscal 1999 and the number of shares of common stock subject to exercisable and unexercisable options held as of March 31, 1999 by each of the executive officers named in the Summary Compensation Table above. Also presented are values of in-the-money options, which represent the positive difference between the exercise price of each outstanding stock option and a fair market value on March 31, 1999 of $0.75 per share.

     AGGREGATE OPTION EXERCISES IN FISCAL 1999 AND VALUES AT MARCH 31, 1999

                         NUMBER                   NUMBER OF SECURITIES
                        OF SHARES                      UNDERLYING               VALUE OF UNEXERCISED
                        ACQUIRED                   UNEXERCISED OPTIONS          IN-THE-MONEY OPTIONS
                           ON        VALUE             AT 3/31/99                    AT 3/31/99
                        EXERCISE    REALIZED   ---------------------------   ---------------------------
         NAME              (#)        ($)      EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
         ----           ---------   --------   -----------   -------------   -----------   -------------
Paul G. Lego..........   134,333    $37,782      164,333        227,333       $131,645       $217,388
Bradley J. Horowitz...        --         --      172,222         27,778       $ 83,375       $ 23,126
Carlos O. Montalvo....        --         --      277,500             --       $212,288             --
Frank H. Pao..........    14,000    $ 2,205       88,833         24,666       $ 42,548       $ 20,535
                          12,500        585           --             --             --             --
Gilbert C. Wai........    66,666    $ 6,000           --             --             --             --
FORMER EXECUTIVE
  OFFICER:
Paul Roberge..........     7,946    $   537           --             --             --             --
                          28,562      5,463           --             --             --             --

STOCK OPTION PLANS

1995 STOCK OPTION PLAN

     Our 1995 stock option plan was adopted by our board of directors and approved by our stockholders in March 1995. Prior to the adoption of the 1997 stock option plan, a total of 2,740,480 shares of common stock were reserved for issuance under the 1995 stock option plan. In December 1997, upon the adoption of the 1997 stock option plan, our board of directors terminated the 1995 stock option plan. While no additional options will be granted under this plan, options to purchase 519,277 shares of common stock are outstanding as of December 31, 1999 and remain subject to the provisions of the 1995 stock option plan as of December 31, 1999. The plan is administered by the compensation committee of the board of directors.

     The 1995 stock option plan allowed the grant of incentive stock options, within the meaning of section 422 of the Internal Revenue Code, to employees, including officers and employee directors. In addition, it allowed grants of nonstatutory options to employees, non-employee directors, and consultants. The exercise price of nonstatutory stock options granted under the 1995 stock option plan could not be less than 85% of the fair market value of a share of common stock on the date of grant. In the case of incentive stock options, the exercise price could not be less than the fair market value of a share of common stock on the date of grant. With respect to any optionee who owned stock representing more than 10% of the voting power of all classes of our outstanding capital stock, the exercise price of any stock option had to be equal to at least 110% of the fair market value of a share of the common stock on the date of grant, and the term of the option could not exceed five years. The terms of all other options could not exceed ten years. The aggregate fair market value, determined as of the date of option grant, of the common stock for which an incentive stock option could become exercisable for the first time could not exceed $100,000 in any calendar year.

     The 1995 stock option plan provides that in the event of certain transfer of control transactions involving the company, outstanding options will terminate to the extent that they are neither exercised nor assumed or substituted for by the acquiring corporation.

     As of February 29, 2000, 1,380,403 shares of common stock had been issued upon exercise of options under this plan and options to purchase 519,277 shares of common stock with a weighted average exercise price of $0.1283 were outstanding.

1997 STOCK OPTION PLAN

     Our 1997 stock option plan was adopted by our board of directors in December 1997 and approved by our stockholders in April 1998 and has been amended from time to time.

     The compensation committee of our board of directors currently administers the 1997 stock option plan. The plan allows grants of incentive stock options, within the meaning of section 422 of the Internal Revenue Code, to employees, including officers and employee directors. In addition, it allows grants of nonstatutory options to employees, non-employee directors and consultants. Incentive stock options may not be granted after December 2007, although the plan may be terminated sooner by the board of directors.

     We are authorized to issue up to a maximum of 10,332,022 shares of common stock under this plan, which consists of the sum of 8,628,663 shares, which are new shares allocated to the 1997 stock option plan, and 1,703,359 shares that were subject to options outstanding on December 4, 1997 granted pursuant to the 1995 stock option plan. However, the number of shares available for grant under the 1997 stock option plan is reduced by the number of shares which remain subject to such options or which are issued and outstanding as a result of the exercise of such options. This number of shares will be increased on April 1, 2001 and each subsequent April 1 during the term of the plan by the lesser of 5% of the number of shares of common stock issued and outstanding on the immediately preceding March 31 or 1,000,000.

     The exercise price of nonstatutory stock options granted under the 1997 stock option plan must not be less than 85% of the fair market value of a share of common stock on the date of grant. In the case of incentive stock options, the exercise price must not be less than the fair market value of a share of common stock on the date of grant. With respect to any optionee who owns stock representing more than 10% of the voting power of all classes of our outstanding capital stock, the exercise price of any incentive stock option must be equal to at least 110% of the fair market value of a share of the common stock on the date of grant, and the term of the option may not exceed five years. The terms of all other options may not exceed ten years. The aggregate fair market value, determined as of the date of option grant, of the common stock for which an incentive stock option may become exercisable for the first time may not exceed $100,000 in any calendar year.

     The compensation committee has discretion to determine vesting schedules and exercise requirements, if any, of all options granted under the plan. In the event of our merger with another corporation or another change in control event, the acquiring corporation may assume outstanding options or substitute new options of equivalent value. Any options not assumed by the acquiring corporation or exercised prior to a change in control will terminate upon the change in control.

     As of February 29, 2000, 1,207,941 shares of common stock had been issued upon exercise of options outstanding, options to purchase 4,317,812 shares of common stock with a weighted average exercise price of $3.432 were outstanding, and 4,154,484 shares remained available for future grants.

2000 EMPLOYEE STOCK PURCHASE PLAN

     A total of 1,100,000 shares of common stock have been reserved for issuance under our 2000 employee stock purchase plan, none of which have been issued. This number of shares will be increased cumulatively by the lesser of 400,000 shares or 2% of the number of issued and outstanding shares of common stock on the immediately preceding March 31 on April 1, 2001 and each April 1 thereafter through April 1, 2010. This plan is intended to qualify under section 423 of the Internal Revenue Code and our compensation committee will be administer the plan. Employees, including officers and employee directors, are eligible to participate in the plan if they are employed by us for more than 20 hours per week and more than five months per calendar year.

     The plan will be implemented during sequential six-month offering periods. The offering periods will generally commence on May 1 and November 1 of each year and end on the last days of the following October and April, respectively. Each offering period is comprised of a single purchase period. However, the first offering period will commence on the effective date of this offering and will end on the last day of April 2002. The initial offering period is comprised of six-month purchase periods, with the first purchase period commencing on the effective date of this offering and ending on October 31, 2000. The board of directors may establish a different term for one or more offerings or different commencement or ending dates for any offering period or purchase period, provided that no offering period may exceed 27 months in duration.

     The 2000 employee stock purchase plan permits eligible employees to purchase shares of our common stock through payroll deductions, which may not exceed 10% of the employee's base salary. Stock may be purchased under the plan at a price equal to 85% of the fair market value of our common stock on either the first or the last day of the offering period, whichever is lower. Employees may end their participation in the offering at any time during the offering period, and participation ends automatically on termination of a participant's employment with us. Participants may not purchase shares of common stock having a value, measured at the beginning of the offering period, greater than $25,000 in any calendar year or more than a number of shares in any offering period determined by dividing $25,000, or $12,500 with respect to a six-month offering period, by the fair market value of a share of our common stock determined at the beginning of the offering period. In addition, no participant may purchase more than 2,500 shares on a purchase date.

401(k) PLAN

     In 1995, we adopted an employee savings and retirement plan intended to be tax-qualified under sections 401(a) and 401(k) of the Internal Revenue Code. Employees who are at least 18 years old are generally eligible to participate and may enter the plan as of the first day of any calendar quarter. Participants may make pre-tax contributions to the plan of 2% to 20% of their eligible compensation, subject to a statutorily prescribed annual limit, which is $10,500 in calendar year 2000. Each participant's contributions and investment earnings on these contributions are fully vested at all times. Our 401(k) plan permits, but does not require, matching contributions on behalf of participants. To date, we have not made such contributions. Contributions to the 401(k) plan, and the income earned on these contributions, are generally not taxable to the participants until withdrawn.

Contributions are generally deductible by us when made. The 401(k) plan assets are held in trust. The trustee of the 401(k) plan invests the assets of the plan in various investment options as directed by the participants.

LIMITATIONS OF LIABILITY AND INDEMNIFICATION MATTERS

     We have adopted provisions in our certificate of incorporation, which the Delaware General Corporation Law permits, which provide that our directors shall not be personally liable to us or our stockholders for monetary damages resulting from a violation of the directors' duty to act with care and in the best interests of the stockholders, except for liability:

     - for acts or omissions that are not in good faith, are deliberately improper or are known to be illegal;

     - under Section 174 of the Delaware General Corporation Law relating to improper dividends or distributions; or

     - for any transaction from which the director obtained an improper personal benefit.

     This limitation of liability does not affect the availability of equitable remedies, including injunctive relief or rescission.

     Our bylaws authorize us to indemnify our officers, directors, employees and agents to the extent permitted by the Delaware General Corporation Law. Section 145 of the Delaware General Corporation Law empowers us to enter into indemnification agreements with our officers, directors, employees and agents.

     Before the completion of this offering, we intend to enter into separate indemnification agreements with each of our current directors and executive officers which may, in some cases, be broader than the specific indemnification provisions allowed by the Delaware General Corporation Law. The indemnification agreements will require us to indemnify the executive officers and directors against liabilities that may arise by reason of status or service as directors or executive officers and to advance expenses they spend as a result of any proceeding against them for which they could be indemnified to the fullest extent permitted by the Delaware General Corporation Law.

     We intend to obtain liability insurance for our directors and officers and intend to obtain a rider to extend that coverage for public securities matters.

     At present, there is no pending litigation or proceeding involving a director, officer, employee or agent of Virage where indemnification will be required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, executive officers or persons controlling Virage, we have been informed that in the opinion of the Securities and Exchange Commission this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                           RELATED PARTY TRANSACTIONS

     Since April 1, 1996, there has not been, nor is there currently planned, any transaction or series of similar transactions to which Virage was or is a party in which the amount involved exceeds $60,000 and in which any director, executive officer or holder of more than 5% of Virage's capital stock or any member of their immediate family had or will have a direct or indirect material interest other than agreements which are described under the caption "Management" and the transactions described below.

SALES OF STOCK TO INSIDERS

     The following directors, executive officers, holders of more than 5% of a class of voting securities and members of these persons' immediate families purchased from us shares of our series B preferred stock, series C preferred stock, series D preferred stock, series E preferred stock or common stock. Immediately before the closing of this offering, all outstanding shares of series B preferred stock, series C preferred stock, series D preferred stock and series E preferred stock will automatically convert into shares of common stock on a one-for-one basis.


                                     SERIES B    SERIES C    SERIES D    SERIES E
                                     PREFERRED   PREFERRED   PREFERRED   PREFERRED   COMMON
            STOCKHOLDER                STOCK       STOCK       STOCK       STOCK      STOCK
            -----------              ---------   ---------   ---------   ---------   -------
Paul G. Lego, including:
  Paul G. Lego.....................     7,998       29,140      23,256      93,496   549,110
  Lego Family Partnership..........        --           --          --      31,708        --
  David and Elizabeth Sippin.......        --           --          --       4,064        --
  Christopher and Deborah Sawch....        --           --          --       4,064        --
Weldon D. Bloom....................        --           --          --          --   266,666
Gilbert C. Wai, individual and
  trustee:
  Gilbert C. Wai...................        --           --          --          --   352,744
  Wai Family Revocable Trust.......    23,333           --          --          --        --
Philip W. Halperin, including:
Weston Presidio Capital III, LLC...        --           --          --   1,839,335        --
  Weston Presidio Capital
     Entrepreneur Fund.............        --           --          --      91,558        --
Ramesh Jain, Ph.D. ................     6,666           --      13,566          --   799,574
Standish H. O'Grady, including:                                                           --
  Adobe Incentive Partners, L.P....        --      951,492      48,137      67,258        --
  H&Q Adobe Ventures Management II,
     LLC...........................        --      167,910       8,494      11,506        --
  H&Q Virage Investors, L.P........        --      373,134      18,877      38,355        --
Lawrence K. Orr, including:
  Trinity Ventures IV, L.P.........   387,376      442,415      96,645     130,908        --
  Trinity IV Side-By-Side Fund,
     L.P...........................    22,880       26,131       4,026       5,860        --
C.K. Prahalad, D.B.A...............    96,282       24,875      15,504          --        --
William H. Younger, Jr.............    36,262       41,698       8,960      11,978

                                     SERIES B    SERIES C    SERIES D    SERIES E
                                     PREFERRED   PREFERRED   PREFERRED   PREFERRED   COMMON
            STOCKHOLDER                STOCK       STOCK       STOCK       STOCK      STOCK
            -----------              ---------   ---------   ---------   ---------   -------
Sutter Hill Ventures, including:
  Sutter Hill Ventures.............   199,578      226,364      48,636      66,962        --
  Parties Affiliated with Sutter
     Hill Ventures.................   189,332      229,483      49,307      65,704        --
AltaVista Company..................        --           --   1,348,956      87,988        --
Media Technology Ventures,
  including:
  Media Technology Ventures,
     L.P...........................   668,908      235,830      50,670      68,635   105,000
  Media Technology Ventures
     Entrepreneurs Fund............    79,041       30,450       6,542       8,862    11,666
Reuters Holdings Switzerland SA....        --           --          --   1,016,260        --



     Mr. Lego's brother, Michael Lego, is the managing partner of the Lego Family Partnership. Mr. Lego disclaims beneficial ownership of these securities, except to the extent of his pecuniary interest in the partnership. Ms. Sippin and Ms. Sawch are sisters of Mr. Lego's wife. Mr. Lego disclaims beneficial ownership of these securities.



     The general partner of both Weston Presidio Capital III, LLC and Weston Presidio Capital Entrepreneur Fund, L.P. is Weston Presidio Capital Management III, LLC. The general partner of Adobe Incentive Partners, L.P. is Adobe Systems Incorporated and the general partner of H&Q Virage Investors, L.P. is H&Q Virage Investment Management, LLC. The general partner of both Trinity Ventures IV, L.P. and Trinity IV Side-By-Side Fund, L.P. is Trinity TVL Partners, L.P. The general partners of these entities exercise voting and investment power with respect to all shares held of record by the named investment partnerships. Mr. Halperin, Mr. O'Grady and Mr. Orr, respectively, disclaim beneficial ownership of all shares except for their own pecuniary interest.



     The following is a summary of sales of our preferred and common stock that are presented in the table above:


     Series B financing. On January 9, 1997, January 31, 1997, July 24, 1997 and September 22, 1997, we sold a total of 2,031,385 shares of series B preferred stock at a price of $1.95 per share.

     Series C financing. On March 31, 1998 and April 27, 1998, we sold a total of 2,985,075 shares of series C preferred stock at a price of $2.01 per share.

     Series D financing. On January 27, 1999 and March 1, 1999, we sold a total of 1,937,984 shares of series D preferred stock at a price of $2.58 per share.

     Series E financing. On September 21, 1999 and December 17, 1999, we sold a total of 4,044,934 shares of series E preferred stock at a price of $4.92 per share.

Sales of Common Stock.

     On October 21, 1996, Mr. Paul Lego exercised options to acquire 143,000 shares of common stock at an exercise price of $0.113 per share.

     On November 21, 1997, Mr. Paul Lego exercised an option to acquire 134.333 shares of common stock at an exercise price of $0.113 per share.

     On December 31, 1997, Mr. Gilbert Wai exercised an option to acquire 186,077 shares of common stock at an exercise price of $0.195 per share.

     On June 30, 1998, Mr. Paul Roberge exercised options to acquire 7,946 shares of common stock at an exercise price of $0.195 per share and an option to purchase 28,562 shares of common stock at an exercise price of $0.113 per share.

     On December 3, 1998, Dr. Ramesh Jain exercised an option to acquire 249,526 shares of common stock at an exercise price of $0.124 per share.

     On December 16, 1998, Mr. Paul Lego exercised an option to acquire 134,333 shares of common stock at an exercise price of $0.1125 per share. Mr. Gilbert Wai exercised an option to acquire 66,666 shares of common stock at an exercise price of $0.24 per share.

     On February 17, 1999, Mr. Frank Pao exercised an option to acquire 14,000 shares of common stock at an exercise price of $0.195 per share and an option to acquire 12,500 shares of common stock at an exercise price of $0.24 per share.

     On September 1, 1999, Mr. Paul Lego exercised an option to acquire 44,444 shares of common stock at an exercise price of $0.24 per share. Mr. Frank Pao exercised an option to acquire 9,722 shares of common stock at an exercise price of $0.24 per share and an option to acquire 4,666 shares of common stock at an exercise price of $0.195 per share.

     On September 3, 1999, Mr. Gilbert Wai exercised an option to acquire 100,000 shares of common stock at an exercise price of $2.40 per share.

     On September 6, 1999, Mr. Paul Lego exercised an option to acquire 93,000 shares of common stock at an exercise price of $0.113 per share.

     On November 30, 1999, Mr. Frank Pao exercised an option to acquire 16,666 shares of common stock at an exercise price of $0.24 per share.

     On January 6, 2000, Mr. Frank Pao exercised an option to acquire 18,750 shares of common stock at an exercise price of $0.75 per share.

     On January 9, 2000, Mr. Frank Pao exercised an option to acquire 2,667 shares of common stock at an exercise price of $0.195 per share.

     On January 30, 2000, Dr. Ramesh Jain exercised an option to acquire 79,394 shares of common stock at an exercise price of $0.124 per share.


LICENSE OF SOFTWARE AND RELATED INTELLECTUAL PROPERTY TO SCIMAGIX


     In May 1998, former employees of Virage formed a new company called Scimagix. Scimagix is a pharmaceutical-oriented company that utilizes Virage's software and related intellectual property rights within markets in which we do not operate. In September 1998, we purchased shares of Scimagix's series A preferred stock representing 15% of Scimagix for $78,680. In addition, we granted a worldwide license to Scimagix for software and related intellectual property rights in exchange for recurring royalty fees.


LICENSE AGREEMENT WITH ALTAVISTA



     In December 1998, we entered into a license agreement with AltaVista for a three year term. Under this agreement, AltaVista granted us a nonexclusive worldwide license to distribute its text search technology within our Video Search Tools product suite in return for royalty payments and a prepaid royalty fee.


INDEMNIFICATION AGREEMENTS

     We intend to enter into indemnification agreements with each of our directors and officers. These agreements will require us to indemnify these individuals to the fullest extent permitted by the Delaware General Corporation Law.

                             PRINCIPAL STOCKHOLDERS


     The following table presents information concerning the beneficial ownership of the shares of our common stock as of February 29, 2000, and pro forma as adjusted to reflect the sale of shares of common stock in this offering assuming (a) 18,300,178 shares of common stock outstanding as of February 29, 2000 and 23,709,266 shares outstanding immediately following the completion of this offering, (b) conversion of all of Virage's outstanding shares of convertible preferred stock into common stock, and (c) no exercise of the underwriters' over-allotment option by:


     - each person we know to be the beneficial owner of 5% or more of the outstanding shares of common stock;

     - each of our executive officers listed on the Summary Compensation Table above under "Management";

     - each of our directors; and

     - all executive officers and directors of Virage as a group.

     Beneficial ownership is determined under the rules of the Securities and Exchange Commission and generally includes voting or investment power over securities. Except in cases where community property laws apply or as indicated in the footnotes to this table, we believe that each stockholder identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the stockholder. Shares of common stock subject to options that are currently exercisable or exercisable within 60 days of February 29, 2000 are considered outstanding and beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

     Generally, shares of common stock subject to options granted by us and shares of common stock which were purchased by exercising options granted by us are subject to a right of repurchase in favor of Virage which lapses as to one eighth of the shares after six months of vesting and thereafter ratably on a monthly basis for 48 months. Unless indicated below, the address of each individual listed below is 177 Bovet Road, Suite 520, San Mateo, CA 94402.


                                                                  PERCENTAGE OF SHARES
                                                 NUMBER OF             OUTSTANDING
                                                   SHARES       -------------------------
                                                BENEFICIALLY    PRIOR TO THE    AFTER THE
               NAME AND ADDRESS                    OWNED          OFFERING      OFFERING
               ----------------                 ------------    ------------    ---------
OTHER 5% STOCKHOLDERS
Entities affiliated with Trinity Ventures.....    2,227,356         12.2%          9.4%
  3000 Sand Hill Road, Bldg. 1, Ste. 240
  Menlo Park, CA 94025
Entities affiliated with Sutter Hill
  Ventures(1).................................    2,118,473         11.6           8.9
  755 Page Mill Road, Ste. A-200
  Palo Alto, CA 94304
Entities affiliated with Weston Presidio
  Capital.....................................    1,930,894         10.6           8.1
  343 Sansome Street, Suite 1210
  San Francisco, CA 94104

                                                                  PERCENTAGE OF SHARES
                                                 NUMBER OF             OUTSTANDING
                                                   SHARES       -------------------------
                                                BENEFICIALLY    PRIOR TO THE    AFTER THE
               NAME AND ADDRESS                    OWNED          OFFERING      OFFERING
               ----------------                 ------------    ------------    ---------
Entities affiliated with Adobe Ventures/
  Hambrecht & Quist...........................    1,670,326          9.1           7.0
  One Bush Street
  San Francisco, CA 94104
AltaVista Company.............................    1,436,945          7.9           6.1
  529 Bryant Street
  Palo Alto, CA 94301
Entities affiliated with Media Technology Ventures...   1,265,608      6.9         5.3
  746 West Adams Blvd.
  Los Angeles, CA 90089
Reuters Holdings Switzerland SA...............    1,016,260          5.6           4.3
  153 route de Thonon
  1245 Collonge-Bellerive
  Switzerland
NAMED EXECUTIVE OFFICERS AND DIRECTORS:
Paul G. Lego(2)...............................    2,136,950         11.2           8.6
Bradley J. Horowitz(3)........................      297,461          1.6           1.2
Carlos O. Montalvo(4).........................      302,933          1.6           1.3
Frank H. Pao(5)...............................      254,666          1.4           1.1
Gilbert C. Wai(6).............................      376,077          2.1           1.6
Philip W. Halperin............................    1,930,894         10.6           8.1
  c/o Weston Presidio Capital
  343 Sansome Street, Suite 1210
  San Francisco, CA 94104
Ramesh Jain, PhD.(7)..........................      831,150          4.5           3.5
  San Diego, California
Standish H. O'Grady...........................    1,670,326          9.1           7.0
  c/o Adobe Ventures/Hambrecht & Quist
  One Bush Street
  San Francisco, CA 94104
Lawrence K. Orr...............................    2,227,356         12.2           9.4
  c/o Trinity Ventures
  3000 Sand Hill Road, Bldg. 1, Ste. 240
  Menlo Park, CA 94025
C.K. Prahalad, D.B.A..........................      452,240          2.5           1.9
William H. Younger, Jr.(8)....................    1,312,117          7.2           5.5
  c/o Sutter Hill Ventures
  755 Page Mill Road, Ste. A-200
  Palo Alto, CA 94304
All executive officers and directors as a
  group (16 persons)(9).......................   13,782,172         75.3%         51.4%


-------------------------

     For a detailed description of beneficial ownership of the above securities, please see disclosure under "Sales of Stock to Insiders."

 (1) Includes:

     (a)  1,076,966 shares held by Sutter Hill Ventures;

     (b) 1,041,507 shares held by parties affiliated with Sutter Hill Ventures. Sutter Hill Ventures disclaims voting power and beneficial ownership of the shares held by its affiliated parties.

 (2) Includes immediately exercisable options to purchase 827,889 shares of common stock that are subject to a right of repurchase which lapses over time;

 (3) Includes immediately exercisable options to purchase 176,666 shares of common stock that are subject to a right of repurchase which lapses over time.

 (4) Includes immediately exercisable options to purchase 277,500 shares of common stock that are subject to a right of repurchase which lapses over time.

 (5) Includes:

     (a) 18,750 shares that are subject to a right of repurchase which lapses over time; and

     (b) immediately exercisable options to purchase 171,694 shares of common stock that are subject to a right of repurchase which lapses over time.

 (6) Includes:

     (a) 213,548 shares that are subject to a right of repurchase which lapses over time; and

     (b) 23,333 shares held by Wai Family Revocable Trust, of which Mr. Wai is trustee.

 (7) Includes immediately exercisable options to purchase 11,342 shares of common stock that are subject to a right of repurchase which lapses over time.

 (8) Includes:

     (a) 153,086 shares held by William H. Younger, Jr., Trustee, the Younger Living Trust;

     (b) 44,444 shares held by retirement trust of William H. Younger, Jr.;

     (c) 1,076,966 shares held by Sutter Hill Ventures; and

     (d) 37,621 shares held by parties affiliated with Sutter Hill Ventures.

         Mr. Younger is a general partner of Sutter Hill Ventures and disclaims beneficial ownership of the shares held by these entities except to the extent of his proportionate partnership interest therein.

 (9) Includes an aggregate of:

     (a) 438,687 shares that are subject to a right of repurchase which lapses over time; and


     (b) immediately exercisable options to purchase 3,121,760 shares of common stock that are subject to a right of repurchase which lapses over time.

                          DESCRIPTION OF CAPITAL STOCK


     Upon the closing of this offering, Virage's authorized capital stock will consist of 100,000,000 shares of common stock, $0.001 par value per share, and 2,000,000 shares of preferred stock, $0.001 par value per share. As of February 29, 2000, assuming the conversion of each share of outstanding preferred stock into one share of common stock, there were 20,209,266 shares of common stock outstanding held by 182 stockholders and options to purchase 4,317,812 shares of common stock outstanding.


     The following is a summary of the material terms of Virage's common stock and preferred stock.

COMMON STOCK

     Dividend Rights. Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available at the times and in the amounts as our board of directors may from time to time determine.

     Voting Rights. Each common stockholder is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Cumulative voting for the election of directors is not provided for in our certificate of incorporation, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election.

     No Preemptive or Similar Rights. Our common stock is not entitled to preemptive rights and is not subject to conversion or redemption.

     Right to Receive Liquidation Distributions. Upon our liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders are distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time after payment of liquidation preferences, if any, on any outstanding preferred stock and payment of other claims of creditors. Each outstanding share of common stock is, and all shares of common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

PREFERRED STOCK

     Upon the closing of this offering, each outstanding share of preferred stock outstanding will be converted into one share of common stock. See note 5 to our consolidated financial statements for a description of the preferred stock.

     Following the offering, we will be authorized, subject to the limits imposed by the Delaware General Corporation Law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any of its qualifications, limitations, restrictions. Our board of directors can also increase or decrease the number of shares of any series, but not below the number of shares of that series then outstanding, without any further vote or action by the stockholders.

     Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of delaying, deferring or preventing a change in control of Virage and may cause the market price of our common stock to decline or impair the voting and other rights of the holders of our common stock. We have no current plans to issue any shares of preferred stock.

WARRANTS


     As of March 31, 2000, we had issued:


     - warrants to purchase 31,110 shares of common stock at a price per share of $0.563 which expire in September 2005; and

     - a warrant to purchase 11,538 shares of preferred stock at a price per share of $1.95 which expires in May 2002.


     - a warrant to purchase 181,818 shares of common stock at an assumed price per share of $11.00 which expires at the end of the first day that our stock begins trading on Nasdaq.


REGISTRATION RIGHTS

     The holders of 13,754,934 shares of preferred stock have the right to require us to register their shares with the Securities and Exchange Commission so that those shares may be publicly resold or to include their shares in any registration statement that we file. The underwriters of any underwritten offering will have the right to limit the number of shares to be included in the filed registration statement.

Demand registration rights

     - At any time after the closing of this offering but not within three months of the effective date of a registration statement on a form other than Form S-4 or Form S-8, the former holders of at least 50% of the shares of the preferred stock of Virage or 50% of the series E preferred stock of Virage have the right to demand that we file a registration statement on a form other than Form S-3, as long as the aggregate amount of securities sold under the registration statement is at least 25% of the shares held by the holders requesting registration or exceeds $2,000,000.

     - If we are eligible to file a registration statement on Form S-3, any holder having registration rights has the right to demand that we file a registration statement on Form S-3, as long as the amount of securities to be sold under the registration statement exceeds $750,000.

Piggyback registration rights

     If we register securities for public sale, stockholders with registration rights will have the right to include their shares in the registration statement. The underwriters of any underwritten offering will have the right to limit the number of shares to be included in the registration statement.

Expenses of registration

     We will pay all registration expenses, excluding underwriting discounts and commissions, of all demand and piggyback registrations.

Expiration of registration rights

     The demand registration rights on a form other than Form S-3 and piggyback registration rights will expire ten years after the closing of the series E preferred stock financing.

DELAWARE ANTI-TAKEOVER LAW AND CHARTER PROVISIONS

     The provisions of the Delaware General Corporation Law, our certificate of incorporation and our bylaws described below may have the effect of delaying, deferring or discouraging another person from acquiring control of us.

     We will be subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. This section prevents Delaware corporations from engaging, under limited circumstances, in a business combination, which includes a merger or sale of more than 10% of the corporation's assets, with any interested stockholder, which is a stockholder who owns 15% or more of the corporation's outstanding voting stock, as well as affiliates and associates of stockholders, for three years following the date that the stockholder became an interested stockholder unless:

     - the transaction is approved by the board before the date the interested stockholder attained that status;

     - upon the closing of the transaction that resulted in the stockholder's becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

     - on or after the date the business combination is approved by the board and authorized at an annual or special meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

     A Delaware corporation may opt out of this provision with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from a stockholders' amendment approved by at least a majority of the outstanding voting shares. However, we have not opted out of this provision. This provision of the Delaware General Corporation Law could prohibit or delay merger or other takeover or change-in-control attempts and may discourage attempts to acquire us.

CERTIFICATE OF INCORPORATION AND BYLAWS

     Provisions of our certificate of incorporation and bylaws, which will become effective upon the closing of this offering, may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of Virage. These provisions could cause the price of our common stock to decrease. Some of these provisions allow us to issue preferred stock without any vote or further action by the stockholders, eliminate the right of stockholders to act by written consent without a meeting and eliminate cumulative voting in the election of directors. These provisions may make it more difficult for stockholders to take specific corporate actions and could have an effect of delaying or preventing a change in control of Virage. Upon the closing of this offering, our certificate of incorporation will provide that the board of directors will be divided into three classes of directors, with each class serving a staggered three-year term. The classification system of electing directors may discourage a third party from making a tender offer or otherwise attempting to obtain control of us and may maintain the incumbency of the board of directors, because the classification of the board of directors generally increases the difficulty of replacing a majority of the directors.

INDEMNIFICATION OF DIRECTORS AND EXECUTIVE OFFICERS AND LIMITATION OF LIABILITY

     Our certificate of incorporation limits the liability of directors to the fullest extent permitted by the Delaware General Corporation Law. In addition, our certificate of incorporation and bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law. Our bylaws will also provide that we will indemnify officers and directors against losses that they may incur in investigations and legal proceedings resulting from their services to us, which may include services in connection with takeover defense measures. We intend to enter into separate indemnification agreements with our directors and executive officers, which may be more broad than the specific indemnification provisions contained in the Delaware General Corporation Law. These provisions and agreements may have the effect of preventing changes in our management.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the common stock is Continental Stock Transfer & Trust Company. The address of our transfer agent and registrar is 2 Broadway, New York, New York 10004, and its telephone number at this location is 212-509-4000.

LISTING

     We have applied to list our common stock on the Nasdaq National Market under the trading name "VRGE."

                        SHARES ELIGIBLE FOR FUTURE SALE

     Before this offering, there has not been a public market for our common stock. Future sales of substantial amounts of our common stock, including shares issued upon exercise outstanding options and warrants, in the public markets after this offering could adversely affect market prices prevailing from time to time. As described below, no shares currently outstanding will be available for sale immediately after this offering due to contractual and legal restrictions on resale. Nevertheless, future sales of substantial amounts of our common stock in the public market after the restrictions lapse, or the possibility of these sales, could adversely affect the prevailing market price and our ability to raise equity capital in the future.


     Upon completion of this offering, we will have outstanding 23,709,266 shares of common stock, assuming the conversion of all outstanding preferred stock and based on common stock outstanding as of February 29, 2000, assuming the cash exercise or conversion of warrants to purchase 307,804 shares of common stock, and assuming no exercise of the underwriters' over-allotment option or exercise of outstanding options and warrants to purchase common stock. As of February 29, 2000, there were options to purchase 4,317,812 shares of common stock, and warrants to purchase 42,649 shares of common stock outstanding. Of these shares, the shares to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by affiliates of Virage, defined as persons who directly or indirectly control or are controlled by or are under common control with Virage.



     The remaining 19,901,462 shares held by our existing stockholders were issued and sold by Virage in private transactions. These securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below. Sales of these restricted securities in the public market, or the availability of these shares for sale, could adversely affect the trading price of our common stock. They are eligible for public sale as follows:


                          APPROXIMATE NUMBER OF
         DATE            SHARES THAT MAY BE SOLD                  COMMENT
         ----            -----------------------                  -------
Date of this prospectus          61,924                              --

181 days after the date        16,419,982          A substantial number of these shares
of this prospectus                                 will be subject to volume limitations
                                                   and restrictions under Rule 144
                                                   because they will have been held for
                                                   over one year but less than two years
                                                   or they are held by some of our
                                                   officers and directors.

September 21, 2000             3,049,030           These shares will be subject to volume
                                                   limitations and restrictions of Rule
                                                   144 at the expiration of a one year
                                                   holding period, which will occur on
                                                   September 21, 2000.

November 2, 2000                971,889            These shares will be subject to volume
                                                   limitations and restrictions of Rule
                                                   144 at the expiration of a one year
                                                   holding period, which will occur on
                                                   dates beginning on and after November
                                                   2, 2000.

LOCK-UP AGREEMENTS

     All of our officers and directors and substantially all of our security holders have signed lock-up agreements under which they agreed not to sell, dispose of, loan, pledge or grant any rights to any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock without the prior written consent of Credit Suisse First Boston Corporation for a period of 180 days after the date of this prospectus.

     Credit Suisse First Boston Corporation may choose to release some of these shares from these restrictions before the expiration of this 180-day period without notice.

RULE 144

     In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:


     - 1% of the number of shares of common stock then outstanding, which will equal approximately 237,092 shares immediately after this offering assuming no exercise of the underwriters' over-allotment option; or


     - the average weekly trading volume of the common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 for the sale.

     Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

RULE 144(k)

     Under Rule 144(k), a person who has not been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, shares that have been held by a non-affiliate for at least two years may be sold in the open market immediately after the lock-up agreements expire.

RULE 701

     Any employee, officer of director of, or consultant to, us who purchased his shares under a written compensatory plan or contract may be entitled to sell his shares in reliance on Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling those shares. However, all shares issued under Rule 701 are subject to lock-up agreements and will only become eligible for sale when the 180-day lock-up agreements expire.

REGISTRATION RIGHTS


     Upon completion of this offering, the holders of 15,482,204 shares of common stock, or their transferees, may demand that we register their shares under the Securities Act or, if we file another registration statement under the Securities Act, may elect to include their shares in such registration. If these shares are registered, they will be freely tradable without restriction under the Securities Act.


STOCK OPTIONS

     We intend to file one or more registration statements on Form S-8 under the Securities Act to register approximately 11,432,022 shares of common stock issued under our stock option and employee stock purchase plans. These registration statements are expected to be filed soon after the date of this prospectus and will automatically become effective upon filing. Shares registered under these registration statements will be available for sale in the open market, unless the shares are subject to vesting restrictions with Virage or the lock-up restrictions above. Substantially all shares issuable upon the exercise of options to purchase our shares are subject to lock-up agreements and will only become eligible for sale when the 180-day lock-up agreements expire.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in an underwriting
agreement dated                      , we have agreed to sell to the
underwriters named below, for whom Credit Suisse First Boston Corporation, FleetBoston Robertson Stephens Inc. and SoundView Technology Group, Inc. are acting as representatives, the following respective numbers of shares of common stock:


                                                               Number
                                                                 of
                        Underwriters                           Shares
                        ------------                          ---------
Credit Suisse First Boston Corporation......................
FleetBoston Robertson Stephens Inc..........................
Wit SoundView Corporation...................................
  Total.....................................................  3,500,000
                                                              =========


     The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering of common stock may be terminated.

     We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 525,000 additional shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

     The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling
group members at that price less a concession of $     per share. The
underwriters and the selling group members may allow a discount of $     per
share on sales to other broker/dealers. After the initial public offering, the public offering price and concession and discount to broker/dealers may be changed by the representatives.

     The following table summarizes the compensation and estimated expenses we will pay.

                                        Per Share                           Total
                             -------------------------------   -------------------------------
                                Without            With           Without            With
                             Over-allotment   Over-allotment   Over-allotment   Over-allotment
                             --------------   --------------   --------------   --------------
Underwriting Discounts and
  Commissions paid by us...     $                $                $                $
Expenses payable by us.....     $                $                $                $

     The underwriters have informed us that they do not expect discretionary sales to exceed 5% of the shares of common stock being offered.

     We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any such offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston Corporation for a period of 180 days after the date of this prospectus, except issuances pursuant to the exercise of employee stock options outstanding on the date hereof or pursuant to our dividend reinvestment plan.

     Our officers and directors and substantially all of our stockholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any such aforementioned transaction is to be settled by delivery of our common stock or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, without the prior written consent of Credit Suisse First Boston Corporation for a period of 180 days after the date of this prospectus.

     The underwriters have reserved for sale, at the initial public offering price up to 350,000 shares of the common stock for employees, directors and other persons associated with us who have expressed an interest in purchasing common stock in the offering. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase the reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.


     We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments which the underwriters may be required to make in that respect.


     We have applied to list the shares of common stock on The Nasdaq Stock Market's National Market under the symbol "VRGE."

     In September 1999 and December 1999, we sold shares of our series E preferred stock in a private placement at a purchase price of $4.92 per share. In this private placement, FleetBoston Robertson Stephens Inc. and some of its employees and affiliated entities purchased 97,498 shares. FleetBoston Robertson Stephens Inc. purchased these shares of series E preferred stock on the same terms as the other investors in the private placement.

     Prior to this offering, there has been no public market for the common stock. The initial public offering price will be determined by negotiation between us and the representatives. The principal factors to be considered in determining the public offering price include the following:

     - the information set forth in this prospectus and otherwise available to the representatives;

     - market conditions for initial public offerings;

     - the history and the prospects for the industry in which we will compete;

     - the ability of our management;

     - our prospects for future earnings;

     - the present state of our development and our current financial condition;

     - the general condition of the securities markets at the time of this offering; and

     - the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies.

     The representatives may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

     - Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position.

     - Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

     - Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

     - Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the common stock to be higher than it would otherwise be in the absence of these transactions. These transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.


     A prospectus in electronic format will be made available on websites maintained by one or more of the underwriters participating in this offering, including Wit SoundView's affiliate, Wit Capital Corporation. In addition, other dealers purchasing shares from Wit SoundView in this offering have agreed to make a prospectus in electronic format available on websites maintained by each of these dealers. The representatives may agree to allocate a number of shares to Wit Capital and other underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives of the underwriters on the same basis as other allocations.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

     The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are effected. Accordingly, any resale of the common stock in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

REPRESENTATIONS OF PURCHASERS

     Each purchaser of common stock in Canada who receives a purchase confirmation will be deemed to represent to us and the dealer from whom such purchase confirmation is received that:

     - such purchaser is entitled under applicable provincial securities laws to purchase such common stock without the benefit of a prospectus qualified under such securities laws,

     - where required by law, that such purchaser is purchasing as principal and not as agent, and

     - such purchaser has reviewed the text above under "Release Restrictions".

RIGHTS OF ACTION (ONTARIO PURCHASERS)

     The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or recission or rights of action under the civil liability provisions of the U.S. federal securities laws.

ENFORCEMENT OF LEGAL RIGHTS

     All of the issuer's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgement against the issuer or such person in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

     A purchaser of common stock to whom the Securities Act British Columbia, applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any common stock acquired by such purchaser pursuant to this offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from us. Only one such report must be filed in respect of common stock acquired on the same date and under the same prospectus exemption.

TAXATION AND ELIGIBILITY FOR INVESTMENT

     Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and with respect to the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS

     The validity of the common stock offered hereby will be passed upon for us by Gray Cary Ware & Freidenrich LLP, Palo Alto, California. As of December 31, 1999, an investment partnership and individual attorneys at Gray Cary owned an aggregate of 20,324 shares of Virage preferred stock. Various legal matters relating to the offering will be passed upon for the underwriters by Wilson Sonsini Goodrich & Rosati, PC, Palo Alto, California.

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule at March 31, 1998 and 1999, and December 31, 1999 and for each of the three years in the period ended March 31, 1999, and the nine months ended December 31, 1999, as set forth in their report. We've included our financial statements and schedule in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the SEC a registration statement on Form S-1 under the Securities Act that registers the shares of our common stock to be sold in this offering. The registration statement, including the attached exhibits and schedules, contain additional relevant information about us and our capital stock. The rules and regulations of the SEC allow us to omit various information included in the registration statement from this document.

     In addition, upon completion of this offering, we will become subject to the reporting and information requirements of the Exchange Act and, as a result, will file periodic reports, proxy statements and other information with the SEC. You may read and copy this information at the following public reference rooms of the SEC:

450 Fifth Street, N.W.  7 World Trade Center    500 West Madison
Room 1024               Suite 1300              Street
Washington, DC 20549    New York, NY 10048      Suite 1400
                                                Chicago, IL 60661-2511

     You may also obtain copies of this information by mail from the public reference section of the SEC, 450 Fifth Street, N.W. Room 1024, Washington, DC 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-(800) SEC-0330.

     The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like Virage, who file electronically with the SEC. The address of that website is http://www.sec.gov.

     We intend to furnish our stockholders with annual reports containing audited financial statements, and make available to our stockholders quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information.

                                  VIRAGE, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Ernst & Young LLP, Independent Auditors...........  F-2
Consolidated Balance Sheets.................................  F-3
Consolidated Statements of Operations.......................  F-4
Consolidated Statements of Redeemable Convertible Preferred
  Stock and Stockholders' Equity (Net Capital Deficiency)...  F-5
Consolidated Statements of Cash Flows.......................  F-6
Notes to Consolidated Financial Statements..................  F-7

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Virage, Inc.

     We have audited the accompanying consolidated balance sheets of Virage, Inc. as of March 31, 1998 and 1999 and December 31, 1999, and the related statements of operations, redeemable convertible preferred stock and stockholders' equity (net capital deficiency), and cash flows for each of the three years in the period ended March 31, 1999, and the nine months ended December 31, 1999. These financial statements are the responsibility of Virage Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Virage, Inc. at March 31, 1998 and 1999 and December 31, 1999, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 31, 1999 and for the nine months ended December 31, 1999 in conformity with accounting principles generally accepted in the United States.

                                          /s/ ERNST & YOUNG LLP

San Jose, California
January 17, 2000 except for the last
paragraph of Note 12, as to which
the date is March 14, 2000

                                  VIRAGE, INC.

                          CONSOLIDATED BALANCE SHEETS


                                                                                                         PRO FORMA
                                                                                                       STOCKHOLDERS'
                                                                   MARCH 31,                              EQUITY
                                                           --------------------------   DECEMBER 31,   DECEMBER 31,
                                                              1998           1999           1999           1999
                                                           -----------   ------------   ------------   -------------
                                                                                                        (UNAUDITED)
                         ASSETS
Current assets:
  Cash and cash equivalents..............................  $ 5,780,320   $  4,356,541   $ 16,361,574
  Accounts receivable, net of allowance for doubtful
    accounts of $37,337 at March 31, 1998, $133,756 at
    March 31, 1999, and $388,872 at December 31, 1999....      616,252        959,594      1,791,348
  Prepaid expenses and other current assets..............       89,333        316,921        425,805
  Deferred advertising costs.............................           --             --        780,501
                                                           -----------   ------------   ------------
      Total current assets...............................    6,485,905      5,633,056     19,359,228
Property and equipment:
  Computer equipment and software........................      808,428      1,182,863      2,044,340
  Furniture..............................................      154,664        229,101        471,564
  Leasehold improvements.................................      161,478        187,439        308,817
                                                           -----------   ------------   ------------
                                                             1,124,570      1,599,403      2,824,721
  Accumulated depreciation...............................      452,049        856,143      1,086,110
                                                           -----------   ------------   ------------
                                                               672,521        743,260      1,738,611
Other assets.............................................      130,201        228,424        619,797
                                                           -----------   ------------   ------------
      Total assets.......................................  $ 7,288,627   $  6,604,740   $ 21,717,636
                                                           ===========   ============   ============
          LIABILITIES AND STOCKHOLDERS' EQUITY
                (NET CAPITAL DEFICIENCY)
Current liabilities:
  Accounts payable.......................................  $   132,831   $    183,834   $    369,477
  Accrued payroll and related expenses...................      404,204        636,230        409,494
  Accrued expenses.......................................      441,740        214,240      1,210,719
  Deferred revenue.......................................      147,767        438,800      1,206,232
  Current portion of borrowings under bank equipment term
    loans................................................      488,903        238,654        206,914
  Current portion of capital lease obligations...........      147,571         42,629             --
                                                           -----------   ------------   ------------
      Total current liabilities..........................    1,763,016      1,754,387      3,402,836
Long-term portion of borrowings under bank equipment term
  loans..................................................      261,097        240,705        114,583
Long-term portion of capital lease obligations...........       49,568             --             --
Commitments and contingencies
Redeemable convertible preferred stock, $0.001 par value:
  Authorized shares -- 14,728,269
  Issued and outstanding shares -- 7,527,743 at March 31,
    1998, 9,710,000 at March 31, 1999, and 13,754,934 at
    December 31, 1999, and none pro forma (liquidation
    preference of $37,962,276)...........................   12,472,354     17,935,913     36,994,999   $         --
Stockholders' equity (net capital deficiency):
  Preferred stock, $0.001 par value
    Authorized shares -- none, actual; 2,000,000 pro
      forma..............................................           --             --             --             --
  Common stock, $0.001 par value:
    Authorized shares -- 26,666,666 actual; 100,000,000
      pro forma
    Issued and outstanding shares -- 2,432,601 at March
      31, 1998, 3,097,845 at March 31, 1999, and
      3,736,504 at December 31, 1999, and 17,491,438 pro
      forma..............................................        2,433          3,098          3,737         17,491
  Additional paid-in capital.............................      452,081        950,767     16,739,520     53,720,765
  Deferred compensation..................................           --       (398,675)    (9,504,729)    (9,504,729)
  Accumulated deficit....................................   (7,711,922)   (13,881,455)   (26,033,310)   (26,033,310)
                                                           -----------   ------------   ------------   ------------
      Total stockholders' equity (net capital
        deficiency)......................................   (7,257,408)   (13,326,265)   (18,794,782)  $ 18,200,217
                                                           -----------   ------------   ------------   ============
      Total liabilities and stockholders' equity
        (net capital deficiency).........................  $ 7,288,627   $  6,604,740   $ 21,717,636
                                                           ===========   ============   ============


See accompanying notes.

                                  VIRAGE, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                              NINE MONTHS ENDED
                                                         YEARS ENDED MARCH 31,                   DECEMBER 31,
                                                ---------------------------------------   --------------------------
                                                   1997          1998          1999          1998           1999
                                                -----------   -----------   -----------   -----------   ------------
                                                                                          (UNAUDITED)
Revenues:
  License revenues............................  $   375,919   $ 1,437,635   $ 1,955,509   $1,303,510    $  3,143,545
  Service revenues............................       43,541       130,446       253,497      154,629         578,367
  Other revenues..............................    1,025,906     1,133,629     1,141,203      865,063         165,137
                                                -----------   -----------   -----------   -----------   ------------
    Total revenues............................    1,445,366     2,701,710     3,350,209    2,323,202       3,887,049
Cost of revenues:
  License revenues............................           --       454,117       396,932      287,267         686,269
  Service revenues(1).........................       21,705        61,928       426,258      292,122       1,196,225
  Other revenues..............................      584,634       809,060       859,156      656,810         171,505
                                                -----------   -----------   -----------   -----------   ------------
    Total cost of revenues....................      606,339     1,325,105     1,682,346    1,236,199       2,053,999
                                                -----------   -----------   -----------   -----------   ------------
Gross profit..................................      839,027     1,376,605     1,667,863    1,087,003       1,833,050
Operating expenses:
  Research and development(2).................      758,564     1,751,533     2,325,194    1,699,874       2,654,158
  Sales and marketing(3)......................    1,020,072     2,809,815     4,361,536    3,057,611       5,094,457
  General and administrative(4)...............      693,598       935,019     1,272,635      819,871       1,565,762
  Stock-based compensation....................           --            --            --           --         313,443
                                                -----------   -----------   -----------   -----------   ------------
    Total operating expenses..................    2,472,234     5,496,367     7,959,365    5,577,356       9,627,820
                                                -----------   -----------   -----------   -----------   ------------
Loss from operations..........................   (1,633,207)   (4,119,762)   (6,291,502)  (4,490,353)     (7,794,770)
Interest and other income.....................       53,231        61,954       134,524      112,557         249,926
Interest expense..............................      (18,858)      (42,115)      (12,555)         (58)        (26,975)
                                                -----------   -----------   -----------   -----------   ------------
Loss before income taxes......................   (1,598,834)   (4,099,923)   (6,169,533)  (4,377,854)     (7,571,819)
Provision for income taxes....................           --            --            --           --         (36,000)
                                                -----------   -----------   -----------   -----------   ------------
Net loss......................................  $(1,598,834)  $(4,099,923)  $(6,169,533)  $(4,377,854)  $ (7,607,819)
Series E convertible preferred stock
  dividend....................................           --            --            --           --      (4,544,036)
                                                -----------   -----------   -----------   -----------   ------------
Net loss applicable to common stockholders....  $(1,598,834)  $(4,099,923)  $(6,169,533)  $(4,377,854)  $(12,151,855)
                                                ===========   ===========   ===========   ===========   ============
Basic and diluted net loss per share
  applicable to common stockholders...........  $     (1.07)  $     (2.13)  $     (2.76)  $    (2.04)   $      (4.27)
                                                ===========   ===========   ===========   ===========   ============
Shares used in computation of basic and
  diluted net loss per share applicable to
  common stockholders.........................    1,488,286     1,924,216     2,239,204    2,144,695       2,849,123
                                                ===========   ===========   ===========   ===========   ============
Pro forma basic and diluted net loss per share
  applicable to common stockholders...........                              $     (0.60)                $      (0.88)
                                                                            ===========                 ============
Shares used to compute pro forma basic and
  diluted net loss per share applicable to
  common stockholders.........................                               10,314,939                   13,766,612
                                                                            ===========                 ============

---------------
(1) Excluding $20,944 in amortization of deferred stock-based compensation for the nine months ended December 31, 1999.

(2) Excluding $75,435 in amortization of deferred stock-based compensation for the nine months ended December 31, 1999.

(3) Excluding $119,550 in amortization of deferred stock-based compensation for the nine months ended December 31, 1999.

(4) Excluding $97,514 in amortization of deferred stock-based compensation for the nine months ended December 31, 1999.

See accompanying notes.

                                  VIRAGE, INC.

                     CONSOLIDATED STATEMENTS OF REDEEMABLE
                        CONVERTIBLE PREFERRED STOCK AND
                 STOCKHOLDERS' EQUITY (NET CAPITAL DEFICIENCY)


                                                                      STOCKHOLDERS' EQUITY (NET CAPITAL DEFICIENCY)
                                                              --------------------------------------------------------------
                                    REDEEMABLE CONVERTIBLE
                                       PREFERRED STOCK           COMMON STOCK      ADDITIONAL
                                   ------------------------   ------------------     PAID-IN      DEFERRED      ACCUMULATED
                                     SHARES       AMOUNT       SHARES     AMOUNT     CAPITAL     COMPENSATION     DEFICIT
                                   ----------   -----------   ---------   ------   -----------   ------------   ------------
Balance at March 31, 1996........   2,222,222   $ 2,448,788   1,856,396   $1,856   $   369,086   $        --    $ (2,013,165)
  Issuance of shares of Series A
    preferred stock..............     533,334       600,000          --      --             --            --              --
  Issuance of shares of Series B
    preferred stock, net of
    issuance costs...............   1,435,898     2,773,835          --      --             --            --              --
  Exercise of stock options......          --            --     151,833     152         16,929            --              --
  Net loss.......................          --            --          --      --             --            --      (1,598,834)
                                   ----------   -----------   ---------   ------   -----------   -----------    ------------
Balance at March 31, 1997........   4,191,454     5,822,623   2,008,229   2,008        386,015            --      (3,611,999)
  Issuance of shares of Series B
    preferred stock, net of
    issuance costs...............     595,487     1,150,606          --      --             --            --              --
  Issuance of shares of Series C
    preferred stock, net of
    issuance costs...............   2,740,802     5,499,125          --      --             --            --              --
  Issuance of common stock.......          --            --       5,133       5            996            --              --
  Exercise of stock options by
    employees....................          --            --     417,906     418         64,752            --              --
  Exercise of stock options by
    consultants..................          --            --       1,333       2            318            --              --
  Net loss.......................          --            --          --      --             --            --      (4,099,923)
                                   ----------   -----------   ---------   ------   -----------   -----------    ------------
Balance at March 31, 1998........   7,527,743    12,472,354   2,432,601   2,433        452,081            --      (7,711,922)
  Issuance of shares of Series C
    preferred stock, net of
    issuance costs...............     244,273       478,806          --      --             --            --              --
  Issuance of shares of Series D
    preferred stock, net of
    issuance costs...............   1,937,984     4,984,753          --      --             --            --              --
  Issuance of common stock.......          --            --      22,847      23         10,267            --              --
  Exercise of stock options by
    employees....................          --            --     642,397     642         89,744            --              --
  Deferred compensation related
    to grant of stock options....          --            --          --      --        398,675      (398,675)             --
  Net loss.......................          --            --          --      --             --            --      (6,169,533)
                                   ----------   -----------   ---------   ------   -----------   -----------    ------------
Balance at March 31, 1999........   9,710,000    17,935,913   3,097,845   3,098        950,767      (398,675)    (13,881,455)
  Issuance of Series E preferred
    stock, net of issuance
    costs........................   4,044,934    19,059,086          --      --             --            --              --
  Deemed dividend on Series E
    preferred stock..............          --            --          --      --      4,544,036            --      (4,544,036)
  Issuance of common stock.......          --            --      59,445      59        184,942            --              --
  Exercise of stock options by
    employees....................          --            --     575,447     576        353,430            --              --
  Exercise of stock options by
    consultants..................          --            --       4,100       4          3,071            --              --
  Repurchase of common stock.....          --            --        (333)     --            (38)           --              --
  Deferred compensation related
    to grant of stock options....          --            --          --      --      9,737,594    (9,737,594)             --
  Amortization of deferred
    compensation.................          --            --          --      --             --       631,540              --
  Issuance of warrants in
    consideration for
    advertising..................          --            --          --      --        780,501            --              --
  Issuance of warrants in
    consideration for technology
    right........................          --            --          --      --        185,217            --              --
  Net loss and comprehensive net
    loss.........................          --            --          --      --             --            --      (7,607,819)
                                   ----------   -----------   ---------   ------   -----------   -----------    ------------
Balance at December 31, 1999.....  13,754,934   $36,994,999   3,736,504   $3,737   $16,739,520   $(9,504,729)   $(26,033,310)
                                   ==========   ===========   =========   ======   ===========   ===========    ============

                                   STOCKHOLDERS'
                                    EQUITY (NET
                                      CAPITAL
                                    DEFICIENCY)
                                   -------------
                                      TOTAL
                                   STOCKHOLDERS'
                                   EQUITY (NET
                                     CAPITAL
                                   DEFICIENCY)
                                   -------------
Balance at March 31, 1996........  $ (1,642,223)
  Issuance of shares of Series A
    preferred stock..............            --
  Issuance of shares of Series B
    preferred stock, net of
    issuance costs...............            --
  Exercise of stock options......        17,081
  Net loss.......................    (1,598,834)
                                   ------------
Balance at March 31, 1997........    (3,223,976)
  Issuance of shares of Series B
    preferred stock, net of
    issuance costs...............            --
  Issuance of shares of Series C
    preferred stock, net of
    issuance costs...............            --
  Issuance of common stock.......         1,001
  Exercise of stock options by
    employees....................        65,170
  Exercise of stock options by
    consultants..................           320
  Net loss.......................    (4,099,923)
                                   ------------
Balance at March 31, 1998........    (7,257,408)
  Issuance of shares of Series C
    preferred stock, net of
    issuance costs...............            --
  Issuance of shares of Series D
    preferred stock, net of
    issuance costs...............            --
  Issuance of common stock.......        10,290
  Exercise of stock options by
    employees....................        90,386
  Deferred compensation related
    to grant of stock options....            --
  Net loss.......................    (6,169,533)
                                   ------------
Balance at March 31, 1999........   (13,326,265)
  Issuance of Series E preferred
    stock, net of issuance
    costs........................            --
  Deemed dividend on Series E
    preferred stock..............            --
  Issuance of common stock.......       185,001
  Exercise of stock options by
    employees....................       354,006
  Exercise of stock options by
    consultants..................         3,075
  Repurchase of common stock.....           (38)
  Deferred compensation related
    to grant of stock options....            --
  Amortization of deferred
    compensation.................       631,540
  Issuance of warrants in
    consideration for
    advertising..................       780,501
  Issuance of warrants in
    consideration for technology
    right........................       185,217
  Net loss and comprehensive net
    loss.........................    (7,607,819)
                                   ------------
Balance at December 31, 1999.....  $(18,794,782)
                                   ============


See accompanying notes.

                                  VIRAGE, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                      NINE MONTHS ENDED
                                                                 YEARS ENDED MARCH 31,                  DECEMBER 31,
                                                        ---------------------------------------   -------------------------
                                                           1997          1998          1999          1998          1999
                                                        -----------   -----------   -----------   -----------   -----------
                                                                                                  (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss..............................................  $(1,598,834)  $(4,099,923)  $(6,169,533)  $(4,377,854)  $(7,607,819)
Adjustments to reconcile net loss to net cash used in
  operating activities:
  Common stock issued to consultants for services.....           --            --        10,290            --            --
  Depreciation and amortization.......................      129,571       267,984       404,094       306,858       229,967
  Amortization of deferred compensation related to
    employee stock options............................           --            --            --            --       313,443
  Amortization of deferred compensation related to
    consultants' stock options........................           --            --            --            --       318,097
  Amortization of technology right....................           --            --            --            --         4,646
  Write-off of investment in Scimagix.................           --            --            --            --        78,680
  Changes in operating assets and liabilities:
    Accounts receivable...............................     (336,654)      (87,270)     (343,342)     (437,246)     (831,754)
    Prepaid expenses and other current assets.........       38,606       (76,121)     (227,588)      (46,161)     (108,884)
    Other assets......................................        1,100       (23,080)      (19,543)       (4,200)     (316,887)
    Accounts payable and accrued expenses.............      188,213       596,653        55,529      (142,842)      955,386
    Deferred revenue..................................      (21,501)       11,596       291,033       239,798       767,432
                                                        -----------   -----------   -----------   -----------   -----------
Net cash used in operating activities.................   (1,599,499)   (3,410,161)   (5,999,060)   (4,461,647)   (6,197,693)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment....................     (409,635)     (545,425)     (474,833)     (325,534)   (1,225,318)
Investment in Scimagix................................           --            --       (78,680)      (78,680)           --
Decrease (increase) in restricted investments.........           --       (13,805)           --            --        27,405
                                                        -----------   -----------   -----------   -----------   -----------
Net cash used in investing activities.................     (409,635)     (559,230)     (553,513)     (404,214)   (1,197,913)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from loan financing..........................           --       750,000       250,000       234,796            --
Proceeds from bank equipment term loans...............      305,028            --            --            --            --
Principal payments on loans...........................           --            --      (520,641)     (471,492)     (157,862)
Principal payments on capital leases..................      (73,671)     (103,602)     (154,510)     (141,716)      (42,629)
Proceeds from issuance of common stock, net of
  repurchases.........................................       17,081        66,491        90,386        88,604       542,044
Proceeds from issuance of preferred stock.............    3,373,835     6,649,731     5,463,559       478,807    19,059,086
                                                        -----------   -----------   -----------   -----------   -----------
Net cash provided by financing activities.............    3,622,273     7,362,620     5,128,794       188,999    19,400,639
                                                        -----------   -----------   -----------   -----------   -----------
Net increase (decrease) in cash and cash
  equivalents.........................................    1,613,139     3,393,229    (1,423,779)   (4,676,862)   12,005,033
Cash and cash equivalents at beginning of period......      773,952     2,387,091     5,780,320     5,780,320     4,356,541
                                                        -----------   -----------   -----------   -----------   -----------
Cash and cash equivalents at end of period............  $ 2,387,091   $ 5,780,320   $ 4,356,541   $ 1,103,458   $16,361,574
                                                        ===========   ===========   ===========   ===========   ===========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest................................  $    18,463   $    42,115   $    12,554   $        58   $    25,977
SUPPLEMENTAL DISCLOSURES OF NONCASH INVESTING AND
  FINANCING ACTIVITIES
Series E convertible preferred stock dividend.........  $        --   $        --   $        --   $        --   $ 4,544,036
Deferred advertising costs............................  $        --   $        --   $        --   $        --   $   780,501
Deferred technology right.............................  $        --   $        --   $        --   $        --   $   185,217

See accompanying notes.

                                  VIRAGE, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     (INFORMATION FOR THE NINE MONTHS ENDED
                        DECEMBER 31, 1998 IS UNAUDITED)

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS


     Virage, Inc. ("Virage" or "the Company") is a provider of software products and application services that enable owners of video content to catalog, manage and distribute their video assets over the Internet and corporate intranets.


BASIS OF PRESENTATION

     The consolidated financial statements include the accounts of Virage and its wholly owned subsidiary, Virage Europe, Ltd. All significant intercompany accounts and transactions have been eliminated in consolidation.

UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

     The accompanying unaudited interim consolidated financial statements for the nine months ended December 31, 1998 have been prepared in accordance with generally accepted accounting principles for interim financial information. In the opinion of management, the accompanying unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments necessary for fair presentation of Virage's results of operations for the nine months ended December 31, 1998.

CASH EQUIVALENTS

     Cash equivalents consist of short-term, highly liquid financial instruments, primarily money market funds and commercial paper with insignificant interest rate risk that are readily convertible to cash and have maturities of three months or less from the date of purchase. The fair market value, based on quoted market prices, of cash equivalents is substantially equal to their carrying value at March 31, 1998 and 1999, and at December 31, 1999.


PROPERTY AND EQUIPMENT


     Property and equipment are carried at cost less accumulated depreciation. Property and equipment are depreciated for financial reporting purposes using the straight-line method over the estimated useful lives of three to seven years or, in the case of property under capital leases, over the lesser of the useful life of the assets or lease term.

RESTRICTED INVESTMENTS

     As of December 31, 1999, Virage holds $73,096 in a bank certificate of deposit that matures October 1, 2000, $39,000 of which is subject to withdrawal restrictions as set forth in Virage's office lease that was entered into in February 1996 (see Note 4). Virage also holds a $12,400 bank certificate of deposit, payable to the State Board of Equalization. This restricted deposit has a ninety-day maturity cycle and carries interest at 5.5%.

                                  VIRAGE, INC.

                     (INFORMATION FOR THE NINE MONTHS ENDED
                        DECEMBER 31, 1998 IS UNAUDITED)

REVENUE RECOGNITION

     The Company enters into arrangements for the sale of 1) licenses of software products and related maintenance contracts; and 2) Virage Interactive service offerings; and receives revenues under 3) U.S. government agency research grants. Service revenues include revenues from maintenance contracts and Virage Interactive services. Other revenues are primarily U.S. government agency research grants.

     The Company's revenue recognition policy is in accordance with Statement of Position No. 97-2 ("SOP 97-2"), "Software Revenue Recognition", as amended by Statement of Position No. 98-4, "Referral of the Effective Date of SOP 97-2, "Software Revenue Recognition" ("SOP 98-4"), and Statement of Position No. 98-9, "Modification of SOP No. 97-2 with Respect to Certain Transactions" ("SOP 98-9"). For each arrangement, the Company determines whether evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collection is probable. If any of these criteria are not met, revenue recognition is deferred until such time as all of the criteria are met. The Company considers all arrangements with payment terms extending beyond twelve months and other arrangements with payment terms longer than normal not to be fixed or determinable. If collectibility is not considered probable, revenue is recognized when the fee is collected. No customer has the right of return.


     Arrangements consisting of license and maintenance only. For those contracts that consist solely of license and maintenance, the Company recognizes license revenue based upon the residual method after all elements other than maintenance have been delivered as prescribed by SOP 98-9. The Company recognizes maintenance revenues over the term of the maintenance contract as vendor specific objective evidence of fair value for maintenance exists. In accordance with paragraph 10 of SOP 97-2, vendor specific objective evidence of fair value of maintenance is determined by reference to the price the customer will be required to pay when it is sold separately (that is, the renewal rate). Each license agreement offers additional maintenance renewal periods at a stated price. Maintenance contracts are typically one year in duration. Revenue is recognized on software that is licensed on a per copy basis when each copy of the license requested by the customer is delivered. Revenue is recognized on software that is licensed on a per user or per server basis for a fixed fee when the product master is delivered to the customer. There is no right of return or price protection for sales to domestic and international distributors, system integrators, and value added resellers (collectively, "resellers"). In situations where the reseller has a purchase order from the end user that is immediately deliverable, the Company recognizes revenue on shipment to the reseller, if other criteria in SOP 97-2 are met, since the Company has no risk of concessions. The Company defers revenue on shipments to resellers if the reseller does not have a purchase order from an end user that is immediately deliverable or other criteria in SOP 97-2 are not met. The Company recognizes royalty revenues upon receipt of the quarterly reports from the vendors.


     Virage Interactive services. Virage Interactive services revenues consist of set-up fees, video processing fees and transaction fees. Set-up fees are recognized ratably over the

                                  VIRAGE, INC.

                     (INFORMATION FOR THE NINE MONTHS ENDED
                        DECEMBER 31, 1998 IS UNAUDITED)

contract term, which is generally six to 18 months. The Company generates video processing fees for each hour of video that a customer deploys. Processing fees are recognized as encoding, indexing and editorial services are performed and are based upon hourly rates per hour of video content. The Company generates transaction fees with each video query on a customer's site. Transaction fees are based on the number of video queries processed, subject in some cases to monthly minimums and maximums. The Company recognizes revenue on transaction fees that are subject to monthly minimums based on the greater of actual transaction fees or the monthly minimum, and monthly maximums based on the lesser of actual transaction fees or the monthly maximum, since we have no further obligations, the payment terms are normal and each month is a separate measurement period.

     Other revenues. Other revenues consist primarily of U.S. government agency research grants that are best effort arrangements. The software-development arrangements are within the scope of the FASB's Statement of Financial Accounting Standards No. 68, "Research and Development Arrangements". As the financial risks associated with the software-development arrangement rests solely with the U.S. government agency, the Company is recognizing revenues as the services are performed. The cost of these services are included in cost of other revenues. The Company's contractual obligation is to provide the required level of effort (hours), technical reports, and funds and man-hour expenditure reports.

CONCENTRATION OF REVENUES AND CREDIT RISK

     Virage performs ongoing credit evaluations of its customers and maintains reserves for potential credit losses, and such losses have been within management's expectations. Virage generally requires no collateral from its customers.


     Major customers (non-federal government agencies). For the nine months ended December 31, 1999, two customers accounted for 16% and 15% of total revenues. During the year ended March 31, 1999, one customer accounted for 13% of total revenues. In fiscal 1997, two customers accounted for 37% and 16% of total revenues. In fiscal 1998, two customers each accounted for 11% of total revenues.


     As of December 31, 1999, European customers accounted for approximately 21% of the balance of accounts receivable. One customer located in Spain accounted for approximately 11% of the balance of accounts receivable at December 31, 1999. If this customer failed to meet its obligation, Virage would incur a loss of approximately $202,000.

     Federal Government Agencies. Direct and indirect sales to federal government agencies collectively accounted for 43% and 22% of total revenues for the nine months ended December 31, 1998 and 1999, respectively. For the years ended March 31, 1997, 1998, and 1999, federal government agencies accounted for 17%, 12%, and 40%, respectively, of total revenues.

     No federal government agency accounted for more than 10% of total revenues in fiscal 1998 or for the nine months ended December 31, 1999. For the nine months ended

                                  VIRAGE, INC.

                     (INFORMATION FOR THE NINE MONTHS ENDED
                        DECEMBER 31, 1998 IS UNAUDITED)

December 31, 1998, two federal government agencies accounted for 17% and 13% of total revenues. During the year ended March 31, 1999, two federal government agencies accounted for 17% and 14% of total revenues. In fiscal 1997, one federal government agency accounted for 17% of total revenues.

ADVERTISING COSTS

     Advertising costs are expensed as incurred. Internet advertising costs, which relate to the issuance of warrants to purchase 100,580 shares of Series E preferred stock to an Internet portal company, are deferred and will be amortized on a straight-line basis over the contract period.

     Advertising expense in each of the three years ended March 31, 1999 and for the nine-months ended December 31, 1998 and 1999 was immaterial.

COMPREHENSIVE NET LOSS

     The Company has adopted the FASB's Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("FAS 130"). FAS 130 establishes standards for the reporting and display of comprehensive income
(loss) and its components in a full set of general purpose financial statements. To date, Virage has had no other comprehensive income (loss), and consequently, net loss equals total comprehensive net loss.

USE OF ESTIMATES

     The preparation of the Company's consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the Company's consolidated financial statements and accompanying notes. Actual results could differ materially from those estimates.

NET LOSS PER SHARE APPLICABLE TO COMMON STOCKHOLDERS

     Basic and diluted net loss per share applicable to common stockholders is presented in conformity with Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("FAS 128"), for all periods presented. Pursuant to the Securities and Exchange Commission Staff Accounting Bulletin No. 98, common stock and convertible preferred stock issued or granted for nominal consideration prior to the anticipated effective date of Virage's initial public offering must be included in the calculation of basic and diluted net loss per share applicable to common stockholders as if they had been outstanding for all periods presented. No shares were issued for nominal consideration through December 31, 1999.

     In accordance with FAS 128, basic and diluted net loss per share applicable to common stockholders have been computed using the weighted-average number of shares of common stock outstanding during the period, less shares subject to repurchase. Pro forma basic and diluted net loss per share applicable to common stockholders, as presented in the

                                  VIRAGE, INC.

                     (INFORMATION FOR THE NINE MONTHS ENDED
                        DECEMBER 31, 1998 IS UNAUDITED)

consolidated statements of operations, have been computed as described above and also give effect, under Securities and Exchange Commission guidance, to the conversion of the convertible preferred stock (using the if-converted method) from the original date of issuance.

     The following table presents the computation of basic and diluted and pro forma basic and diluted net loss per share applicable to common stockholders:

                                                                                     NINE MONTHS ENDED
                                             YEARS ENDED MARCH 31,                     DECEMBER 31,
                                   -----------------------------------------    ---------------------------
                                      1997           1998           1999           1998            1999
                                   -----------    -----------    -----------    -----------    ------------
Net loss applicable to common
  stockholders...................  $(1,598,834)   $(4,099,923)   $(6,169,533)   $(4,377,854)   $(12,151,855)
                                   ===========    ===========    ===========    ===========    ============
Weighted-average shares of common
  stock outstanding..............    1,922,936      2,133,697      2,697,811      2,574,627       3,391,027
Less weighted-average shares of
  common stock subject to
  repurchase.....................     (434,650)      (209,481)      (458,607)      (429,932)       (541,904)
                                   -----------    -----------    -----------    -----------    ------------
Weighted-average shares used in
  computation of basic and
  diluted net loss per share
  applicable to common
  stockholders...................    1,488,286      1,924,216      2,239,204      2,144,695       2,849,123
                                   ===========    ===========    ===========    ===========    ============
Basic and diluted net loss per
  share applicable to common
  stockholders...................  $     (1.07)   $     (2.13)   $     (2.76)   $     (2.04)   $      (4.27)
                                   ===========    ===========    ===========    ===========    ============
Shares used in computation of
  basic and diluted net loss per
  share applicable to common
  stockholders...................                                  2,239,204                      2,849,123
Pro forma adjustment to reflect
  weighted-average effect of the
  assumed conversion of
  convertible preferred stock....                                  8,075,735                     10,917,489
                                                                 -----------                   ------------
Shares used in computing pro
  forma basic and diluted net
  loss per share applicable to
  common stockholders............                                 10,314,939                     13,766,612
                                                                 ===========                   ============
Pro forma basic and diluted net
  loss per share applicable to
  common stockholders............                                $     (0.60)                  $      (0.88)
                                                                 ===========                   ============

     Virage has excluded all outstanding stock options, warrants and shares subject to repurchase from the calculation of basic and diluted net loss per share applicable to common stockholders because these securities are antidilutive for all periods presented. Options and warrants to purchase 1,822,740, 2,142,901, 2,684,920, and 4,275,147 shares of common stock were outstanding at March 31, 1997, 1998, and 1999, and December 31, 1999, respectively. Such securities, had they been dilutive, would have been included in the computation of diluted net loss per share applicable to common stockholders using the treasury stock method.

     Unaudited basic and diluted pro forma net loss per share applicable to common stockholders, as presented above and in the consolidated statements of operations, has been computed using the weighted-average number of common shares outstanding, adjusted to

                                  VIRAGE, INC.

                     (INFORMATION FOR THE NINE MONTHS ENDED
                        DECEMBER 31, 1998 IS UNAUDITED)

include the pro forma effects of the conversion of the convertible preferred stock to common stock as if such conversion had occurred on April 1, 1998 for the year ended March 31, 1999 and on April 1, 1999 for the nine months ended December 31, 1999, or at the date of original issuance, if later.


FAIR VALUE OF FINANCIAL INSTRUMENTS



     The Company has evaluated the estimated fair value of financial instruments. The amounts reported for cash and cash equivalents, accounts receivable, including the Scimagix receivable with extended payment terms, restricted investments, accounts payable, bank equipment term loans and capital lease obligations approximate their carrying values due to short-term maturities of these instruments and the relatively stable interest rate environment.


SEGMENT INFORMATION

     The Company has adopted the FASB's Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" which establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker or group in deciding how to allocate resources and in assessing performance. The Company's segment information is presented in Note 11.

UNAUDITED PRO FORMA STOCKHOLDERS' EQUITY

     If the offering contemplated by this prospectus is consummated, each share of convertible preferred stock outstanding will automatically be converted into one share of common stock. Unaudited pro forma stockholders' equity at December 31, 1999, as adjusted for the assumed conversion of convertible preferred stock based on the shares of convertible preferred stock outstanding at December 31, 1999, is disclosed on the Company's consolidated balance sheet.

LONG-LIVED ASSETS

     Effective January 1, 1996, the Company adopted the FASB's Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which requires impairment losses to be recorded for long-lived assets used in operations, such as property, equipment and improvements, and intangible assets, when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of the assets.

NEW ACCOUNTING PRONOUNCEMENTS

     In March 1998, the AICPA issued Statement of Position No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1").

                                  VIRAGE, INC.

                     (INFORMATION FOR THE NINE MONTHS ENDED
                        DECEMBER 31, 1998 IS UNAUDITED)

SOP 98-1 requires entities to capitalize certain costs related to internal-use software once certain criteria have been met. SOP 98-1 is effective for years beginning after December 15, 1998. The Company has adopted SOP 98-1 for the fiscal year ending March 31, 2000. The adoption of SOP 98-1 did not have a material impact on the Company's financial position, results of operations or cash flows.

     In April 1998, the AICPA issued Statement of Position No. 98-5, "Reporting on the Costs of Start-Up Activities" (SOP 98-5). SOP 98-5 requires that all start-up costs related to new operations must be expensed as incurred. In addition, all start-up costs that were capitalized in the past must be written off when SOP 98-5 is adopted. Virage implemented SOP 98-5 on January 1, 1999. The adoption of SOP 98-5 did not have a material impact on its financial position, results of operations or cash flows.

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (FAS 133). FAS 133 establishes accounting methods for derivative financial instruments and hedging activities related to those instruments as well as other hedging activities. Virage will be required to implement FAS 133 at the beginning of fiscal 2002. Because Virage does not currently hold any derivative instruments and does not engage in hedging activities, Virage does not expect that the adoption of FAS 133 will have a material impact on its financial position, results of operations or cash flows.

2. CASH EQUIVALENTS

     Cash equivalents as of March 31, 1998 and 1999, and December 31, 1999 consist of the following:


                                          MARCH 31,
                                    ----------------------    DECEMBER 31,
                                      1998         1999           1999
                                    --------    ----------    ------------
Money market fund.................  $191,690    $3,427,511    $ 3,570,707
Bankers acceptance................        --       669,755             --
Commercial paper..................        --            --     11,951,129
                                    --------    ----------    -----------
  Total...........................  $191,690    $4,097,266    $15,521,836
                                    ========    ==========    ===========

                                  VIRAGE, INC.

                     (INFORMATION FOR THE NINE MONTHS ENDED
                        DECEMBER 31, 1998 IS UNAUDITED)

3. OTHER ASSETS

     Other assets consist of the following:

                                          MARCH 31,
                                     --------------------    DECEMBER 31,
                                       1998        1999          1999
                                     --------    --------    ------------
Technology right, net of
  amortization of $4,646...........  $     --    $     --      $180,571
Restricted investments.............    78,805      78,805        51,400
Offering costs.....................        --          --       269,000
Deposits...........................    32,021      59,501       108,612
Investment in Scimagix.............        --      78,680            --
Other..............................    19,375      11,438        10,214
                                     --------    --------      --------
                                     $130,201    $228,424      $619,797
                                     ========    ========      ========

4. COMMITMENTS AND CONTINGENCIES

LINE OF CREDIT AND EQUIPMENT TERM LOANS

     In December 1999, the Company renewed existing credit facilities with a bank, under which it may borrow up to a maximum of $1,500,000 under a line of credit, based on 80% of eligible accounts receivable. The line of credit provides for interest at a rate of prime less 0.25% per annum (8.25% at December 31, 1999) and matures on November 1, 2000. At December 31, 1999, there were no outstanding borrowings under the line of credit and approximately $730,000 was available. In addition, the Company has a $250,000 equipment term loan under the credit facilities with the same bank for the purpose of buying equipment. At December 31, 1999, the Company had $239,583 of debt outstanding under the equipment term loan. The equipment term loan provides for interest at prime plus 0.5% per annum (9% at December 31, 1999). Under a separate equipment term loan with the same bank, the Company had outstanding debt of $81,914 at December 31, 1999, with an interest rate of prime plus 0.5% per annum (9% at December 31, 1999).

     Under the provisions of the credit facilities, Virage is required to maintain certain financial and nonfinancial covenants. Virage is also prohibited from declaring dividends or redeeming stock other than redemptions of stock for departed employees.

     The following is a schedule of maturities for the equipment term loans for the following calendar years ended December 31:

2000.........................................  $206,914
2001.........................................   114,583
                                               --------
                                               $321,497
                                               ========

                                  VIRAGE, INC.

                     (INFORMATION FOR THE NINE MONTHS ENDED
                        DECEMBER 31, 1998 IS UNAUDITED)

LEASES

     In February 1996, Virage entered into a lease agreement for office space in California for its corporate offices. In connection with this lease, Virage is required to hold a letter of credit with a commercial bank in the amount of $39,000 at December 31, 1999.

     Future minimum lease payments under noncancelable operating leases at December 31, 1999 are as follows:

                                             OPERATING
                                               LEASES
                                             ----------
Year ended March 31,
     2000 (3 months).......................  $  144,069
     2001..................................     678,047
     2002..................................     740,103
     2003..................................     299,409
     2004..................................     215,923
     2005..................................     222,401
                                             ----------
Total minimum payments.....................  $2,299,952
                                             ==========

     Rental expense was $122,728, $229,933, $354,530, and $409,285 for the years ended March 31, 1997, 1998, 1999, and the nine months ended December 31, 1999.

     Virage has an option to renew its lease for its corporate offices in California for an additional five-year term commencing June 2002 at prevailing market prices.

LITIGATION

     Virage is subject to various claims which arise in the normal course of business. In the opinion of management, the ultimate disposition of these claims will not have a material adverse effect on the financial position, results of operations or cash flows of Virage.

                                  VIRAGE, INC.

                     (INFORMATION FOR THE NINE MONTHS ENDED
                        DECEMBER 31, 1998 IS UNAUDITED)

5. REDEEMABLE CONVERTIBLE PREFERRED STOCK

     Redeemable convertible preferred stock at March 31, 1998 and 1999, and December 31, 1999 is as follows:

                           SHARES          SHARES ISSUED AND OUTSTANDING
                         DESIGNATED    --------------------------------------
                             AT               MARCH 31,
                        DECEMBER 31,   -----------------------   DECEMBER 31,
                            1999          1998         1999          1999
                        ------------   ----------   ----------   ------------
Series A..............    2,755,556     2,755,556    2,755,556     2,755,556
Series B..............    2,042,923     2,031,385    2,031,385     2,031,385
Series C..............    2,985,075     2,740,802    2,985,075     2,985,075
Series D..............    2,000,000            --    1,937,984     1,937,984
Series E..............    4,944,715            --           --     4,044,934
                         ----------    ----------   ----------    ----------
  Total redeemable
     convertible
     preferred
     stock............   14,728,269     7,527,743    9,710,000    13,754,934
                         ==========    ==========   ==========    ==========

     Series A, B, C, D, and E preferred stock is convertible into common stock at the option of the holder on a one-for-one basis, subject to certain adjustments. Each series of preferred stock will automatically convert upon (i) the closing date of an underwritten public offering of our common stock with aggregate gross proceeds of more than $20,000,000 and a per share price of not less than $8.364 or (ii) the election of holders of at least 83% of the outstanding preferred stock.

     Proportional adjustments of the Series A, B, C, D, and E preferred stock conversion rates will be made for splits, combinations, stock dividends, recapitalizations, and the like. The conversion rate for a particular series of the preferred stock will be subject to adjustment in the event that the Company issues additional equity securities at less than the conversion price for that series of preferred stock (other than shares of common stock issued or issuable to employees, consultants, and directors under plans and agreements approved by the Company's Board of Directors as well as the other exceptions currently set forth in the Company's Certificate of Incorporation); provided, however, that if any holder of preferred stock does not purchase its pro rata amount, such holder will have those shares as to which his pro rata rights were not exercised converted into a new series of preferred stock that has no antidilution protection, except that the Series E preferred stock will not be converted into such new series of preferred stock unless the issuance of additional equity securities is made at a price per share that is less than the conversion price of the Series D preferred stock.

     The holders of redeemable convertible preferred stock are entitled to one vote for each share of common stock into which such shares may be converted. Each share of Series A, B, C, D, and E preferred stock entitles the holder to receive annual noncumulative cash dividends in preference to holders of common shares if and when declared by the Company's Board of Directors. Dividends may be declared at an annual rate of $0.09,

                                  VIRAGE, INC.

                     (INFORMATION FOR THE NINE MONTHS ENDED
                        DECEMBER 31, 1998 IS UNAUDITED)

$0.156, $0.1608, $0.2064, and $0.3936 per share of Series A, B, C, D, and E preferred stock, respectively. As of December 31, 1999, no dividends have been declared.

     Series A, B, C, D, and E preferred stock can be redeemed at any time on or after October 9, 2006 upon the affirmative vote of at least 67% of all preferred stockholders. The stock can be redeemed at prices of $1.125, $1.95, $2.01, $2.58, and $4.92 per share of Series A, B, C, D, and E preferred stock, respectively, plus any and all declared but unpaid dividends.

     In the event of any liquidation, dissolution, or winding up of the Company, the holders of redeemable convertible preferred stock shall be entitled to receive in preference to the holders of common stock the amount of $1.125 per share of Series A preferred stock, $1.95 per share of Series B preferred stock, $2.01 per share of Series C preferred stock, $2.58 per share of Series D preferred stock, and $4.92 per share of Series E preferred stock. If the funds to be distributed to the holders of the redeemable convertible preferred stock are not sufficient to permit payment in full of the foregoing liquidation preference, then all available funds shall be distributed ratably among the holders of the preferred stock in proportion to the preferential amount each holder is otherwise entitled to receive. After payment of such sum, the holders of common stock and of Series A, B, C, and E shall receive the remaining proceeds on a pro rata (assuming conversion of all shares of preferred stock) basis; provided, however, that Series E shall not receive proceeds after they have received total payments of $8.364 per share.

     On September 21, 1999, Virage, Inc. issued 3,132,477 shares of Series E redeemable convertible preferred stock at a price of $4.92 per share for a total purchase price of $15,411,785, before issuance costs. The issuance price of $4.92 was considered to be equal to the fair value at the time of issuance.

     On December 17, 1999, Virage issued 912,457 additional shares of Series E redeemable convertible preferred stock at a price of $4.92 per share for a total purchase price of $4,489,290. The fair value of the shares at the time of issuance was estimated to be $9.90 per share. The difference between the fair value of $9.90 per share and issue price of $4.92 per share has been accounted for as a deemed dividend totalling $4,544,036.

6. STOCKHOLDERS' EQUITY

WARRANTS

     In September 1995, in connection with a capital lease agreement, the Company issued warrants to purchase 22,222 shares of common stock at an exercise price of $0.5625 per share, subject to certain adjustments. The warrants expire on the earlier of September 2005 or five years after the effective date of an underwritten public offering of the Company's common stock. Interest expense related to the fair value of the warrants was insignificant. The fair value of the warrants was calculated using the Black-Scholes option pricing model assuming a fair value of common stock of $0.5625, risk-free interest rate of 6.5%, volatility factor of 40%, and a life of 10 years.

                                  VIRAGE, INC.

                     (INFORMATION FOR THE NINE MONTHS ENDED
                        DECEMBER 31, 1998 IS UNAUDITED)

     In October 1996, in connection with a capital lease agreement, Virage issued warrants to purchase 8,888 shares of common stock at an exercise price of $0.5625 per share, subject to certain adjustments. The warrants expire on the earlier of 2006 or five years after the effective date of a firm underwritten public offering of the Company's common stock. Interest expense related to the fair value of the warrants was insignificant. The fair value of the warrants was calculated using the Black-Scholes option pricing model assuming a fair value of common stock of $0.5625, risk-free interest rate of 6.5%, volatility factor of 40%, and a life of 10 years.

     In May 1997, in connection with a credit facility agreement, Virage issued warrants to purchase 11,538 shares of Series B preferred stock at an exercise price of $1.95 per share. The warrants expire in May 2002. Interest expense related to the fair value of the warrants was insignificant. The fair value of the warrants was calculated using the Black-Scholes option pricing model assuming a fair value of Series B preferred stock of $1.95, risk-free interest rate of 6.5%, volatility factor of 40%, and a life of 5 years.

     In November 1999, the Company entered into a software development and distribution agreement with SRI, International that provides the Company with a non-exclusive license from SRI, International to embed and distribute SRI's optical character recognition technology as a plug-in module to the Company's VideoLogger product. The Company is required to pay SRI, International cash royalty payments, subject to a minimum of $100,000 over the term of the agreement, based upon annual license copy volumes as are defined within the agreement. The Company also issued immediately exercisable, nonforfeitable warrants to purchase 25,406 shares of Series E preferred stock at an exercise price of $4.92 per share, subject to certain adjustments. The warrants expire on October 15, 2002 or immediately prior to the closing of a firm commitment underwritten public offering pursuant to an effective registration statement, covering the offer and sale of common stock of the Company at a price per share of not less than $8.364 and resulting in the receipt of aggregate gross sales proceeds of at least $20,000,000. The Company determined the fair value of the warrants ($185,217) using the Black-Scholes valuation model assuming a fair value of the Series E preferred stock of $9.90, a risk-free interest rate of 5.9%, a volatility factor of 90%, and a life of 3 years. The fair value of the warrants has been recorded as a technology right and will be amortized to cost of goods sold over the life of the agreement, which expires on December 31, 2004. Amortization expense of $4,646 was recorded through December 31, 1999.

     On December 28, 1999, the Company issued a warrant to purchase 100,580 shares of Series E preferred stock in consideration for advertising provided by an Internet portal company. The warrants are immediately exercisable at an exercise price of $4.92 per share and terminate on the earlier of December 28, 2003 or immediately prior to the closing of a firm commitment underwritten public offering pursuant to an effective registration statement, covering the offer and sale of common stock of the Company at a price per share of not less than $8.364 and resulting in the receipt of aggregate gross sales proceeds of at least $20,000,000. The Company determined the fair value of the warrant using the Black-Scholes valuation model assuming a fair value of the Series E preferred stock of $9.90, risk-free interest rate of 6.1%, volatility factor of 90%, and a life of 4 years. The fair

                                  VIRAGE, INC.

                     (INFORMATION FOR THE NINE MONTHS ENDED
                        DECEMBER 31, 1998 IS UNAUDITED)

value of the warrant ($780,501) has been recorded as deferred advertising costs and will be amortized into sales and marketing expense on a straight-line basis over 12 months, commencing January 31, 2000, which corresponds with the advertising program.

STOCK OPTION PLAN

     In December 1997, the Company's stockholders agreed to terminate the Virage, Inc. 1995 Stock Option Plan (the 1995 Plan) and to introduce the Virage, Inc. 1997 Stock Option Plan (the 1997 Plan). All options issued under the 1995 Plan remained outstanding under that plan and did not become outstanding under the 1997 Plan. The 1997 Plan provides for the granting of incentive stock options and nonqualified stock options to employees, directors, and consultants. Under the 1997 Plan, the Board of Directors determines the term of each award and the award price. In the case of incentive stock options, the exercise price may be established at an amount not less than the fair market value at the date of grant, while nonstatutory options may have exercise prices not less than 85% of the fair market value as of the date of grant. Options granted to any person owning stock possessing more than 10% of the total combined voting power must have exercise prices of at least 110% of the fair market value at the date of grant. Options generally vest ratably over a four-year period commencing with the grant date and expire no later than ten years from the date of grant.

     Options granted under the 1995 Plan are not exercisable until they are fully vested. Options granted under the 1997 Plan are immediately exercisable, but shares so purchased that are not yet vested may be repurchased by Virage upon termination of employment at the exercise price.

     All shares subject to options outstanding under the 1995 Plan that expired or were terminated, canceled, or repurchased were added to the number of shares authorized and reserved for issuance under the 1997 Plan.

     Virage has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB Opinion No. 25"), and related interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under the FASB's Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("FAS 123"), requires use of option valuation models that were not developed for use in valuing employee stock options.

                                  VIRAGE, INC.

                     (INFORMATION FOR THE NINE MONTHS ENDED
                        DECEMBER 31, 1998 IS UNAUDITED)

     A summary of the Company's stock option activity and related information for the years ended is set forth below:

                                                             OPTIONS OUTSTANDING
                                                         ---------------------------
                                             SHARES                      WEIGHTED
                                           AVAILABLE     NUMBER OF       AVERAGE
                                           FOR GRANT      SHARES      EXERCISE PRICE
                                           ----------    ---------    --------------
Balance at March 31, 1996................     272,305    1,622,267        $0.11
  Options authorized.....................     333,333            -            -
  Options granted........................    (331,613)     331,613        $0.13
  Options exercised......................           -     (151,833)       $0.11
  Options canceled.......................      10,417      (10,417)       $0.11
                                           ----------    ---------
Balance at March 31, 1997................     284,442    1,791,630        $0.12
  Options authorized.....................   3,436,693            -            -
  Options granted........................    (796,883)     796,883        $0.20
  Options exercised......................           -     (419,239)       $0.16
  Options canceled.......................      47,155      (69,021)       $0.14
                                           ----------    ---------
Balance at March 31, 1998................   2,971,407    2,100,253        $0.14
  Options granted........................  (1,662,583)   1,662,583        $0.34
  Options exercised......................           -     (642,397)       $0.14
  Options canceled.......................     293,807     (478,167)       $0.18
                                           ----------    ---------
Balance at March 31, 1999................   1,602,631    2,642,272        $0.26
  Options authorized.....................   4,400,000            -            -
  Options granted........................  (2,174,631)   2,174,631        $3.62
  Options exercised......................           -     (579,547)       $0.61
  Options canceled.......................     130,843     (130,843)       $0.65
                                           ----------    ---------
Balance at December 31, 1999.............   3,958,843    4,106,513        $1.97
                                           ==========    =========

     There were 309,427 stock options exercised to date that were not fully vested. These shares are subject to repurchase solely at the option of Virage at the original grant price.

     Options canceled during the years ended March 31, 1998 and 1999 of 69,021 and 478,167, respectively, included options issued under both the 1995 and 1997 Plans. Options cancelled that were issued under the 1995 Plan of 21,866 and 184,360, respectively, were not returned to the 1997 Plan. Therefore, options made available for grant as a result of cancellations are less than options cancelled by 21,866 and 184,360, respectively, for the years ended March 31, 1998 and 1999.

                                  VIRAGE, INC.

                     (INFORMATION FOR THE NINE MONTHS ENDED
                        DECEMBER 31, 1998 IS UNAUDITED)

     The following table summarizes information about stock options outstanding and exercisable at December 31, 1999:

                             OPTIONS OUTSTANDING                   OPTIONS EXERCISABLE
                  ------------------------------------------   ----------------------------
                                 WEIGHTED
                                  AVERAGE
                                 REMAINING       WEIGHTED                       WEIGHTED
   RANGE OF         NUMBER      CONTRACTUAL      AVERAGE         NUMBER         AVERAGE
EXERCISE PRICES   OUTSTANDING      LIFE       EXERCISE PRICE   EXERCISABLE   EXERCISE PRICE
---------------   -----------   -----------   --------------   -----------   --------------
                                (IN YEARS)
$0.11 - $0.11        470,490       5.89           $0.11           313,008        $0.11
$0.12 - $0.19        306,572       6.86           $0.17           232,447        $0.17
$0.24 - $0.24        971,353       8.44           $0.24           971,353        $0.24
$0.30 - $1.27        372,667       9.12           $0.75           372,667        $0.75
$1.87 - $1.87        217,014       9.38           $1.87           217,014        $1.87
$2.25 - $2.25         76,667       9.46           $2.25            76,667        $2.25
$2.40 - $2.40        164,417       9.59           $2.40           164,417        $2.40
$2.55 - $2.55         64,933       9.69           $2.55            64,933        $2.55
$3.00 - $3.00        167,600       9.79           $3.00           167,600        $3.00
$4.50 - $4.50      1,294,800       9.92           $4.50         1,294,800        $4.50
                   ---------                                    ---------
$0.11 - $4.50      4,106,513       8.72           $1.97         3,874,906        $2.08
                   =========       ====           =====         =========        =====

     Pro forma information regarding net loss is required by FAS 123, which also requires that the information be determined as if Virage had accounted for its employee stock options granted subsequent to December 31, 1994 under the fair value method. The fair value for these options was estimated at the date of grant using the minimum value method with the following weighted average assumptions for fiscal 1997, 1998, and 1999, and the nine months ended December 31, 1999: risk-free interest rates of 5.9%, 5.7%, 5.5%, and 5.6%, respectively, no dividend yield, and an expected life of the options of 4 years.

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected price volatility. Because Virage's employee stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in Virage's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options. The weighted average fair value of options granted during the years ended March 31, 1997, 1998, and 1999 and the nine months ended December 31, 1999 was $0.024, $0.048, $0.131, and $1.59.

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The pro forma net loss applicable to common stockholders would have been $1,600,834, $4,109,923, $6,215,533 and $12,417,582 or $(1.08), $(2.13), $(2.78) and $(4.36)
per share for the years ended March 31, 1997, 1998 and 1999 and the nine months ended December 31, 1999, respectively.

                                  VIRAGE, INC.

                     (INFORMATION FOR THE NINE MONTHS ENDED
                        DECEMBER 31, 1998 IS UNAUDITED)

DEFERRED COMPENSATION

     During the nine months ended December 31, 1999, Virage recorded aggregate deferred compensation of $9,737,594 representing the difference between the exercise price of stock options granted and the then deemed fair value of Virage's common stock. The amortization of deferred compensation is charged to operations over the vesting period of the options using the straight-line method, which is typically four years. For the nine months ended December 31, 1999, Virage amortized $631,540 of deferred compensation of which $313,443 related to stock options issued to employees, (presented separately in the Company's statement of operations) and $318,097 related to stock options issued to consultants.

OPTIONS ISSUED TO CONSULTANTS

     As of December 31, 1999, Virage had granted options to purchase 381,764 shares of common stock to consultants at exercise prices ranging from $0.75 to $4.50 per share. The options were granted in exchange for consulting services to be rendered and vest over periods ranging from immediately to four years. Virage valued these options at $2,846,770 being their fair value estimated using a Black-Scholes valuation model assuming fair values of common stock ranging from $1.52 to $9.90 per share, risk-free interest rates ranging from 4.75% to 6.13%, volatility factor of 90% and a life of 4 years. The Company recorded a charge to operations of $318,097 for the nine months ended December 31, 1999 related to these options.

     The options issued to consultants have been and will be marked-to-market using the estimate of fair value at the end of each accounting period pursuant to the FASB's Emerging Issues Task Force Issue No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring or in Conjunction with Selling, Goods or Services."

7. SHARES RESERVED

     At December 31, 1999, common stock reserved for future issuance was as follows:

Conversion of Series A preferred stock.....................   2,755,556
Conversion of Series B preferred stock.....................   2,031,385
Conversion of Series C preferred stock.....................   2,985,075
Conversion of Series D preferred stock.....................   1,937,984
Conversion of Series E preferred stock.....................   4,044,934
Series E preferred stock warrants..........................     125,986
Series B preferred stock warrants..........................      11,538
Common stock warrants......................................      31,110
Stock option plan..........................................   8,065,356
                                                             ----------
                                                             21,988,924
                                                             ==========

                                  VIRAGE, INC.

                     (INFORMATION FOR THE NINE MONTHS ENDED
                        DECEMBER 31, 1998 IS UNAUDITED)

8. SAVINGS PLAN

     Virage maintains a savings plan under Section 401(k) of the Internal Revenue Code. Under the plan, employees may defer certain amounts of their pretax salaries but not more than statutory limits. Virage may make discretionary contributions to the plan as determined by the Board of Directors. Virage has not contributed to the plan through December 31, 1999.

9. INCOME TAXES

     The provision for income taxes of approximately $36,000 for the nine months ended December 31, 1999 consists of current foreign taxes and state income taxes. Due to operating losses and the Company's inability to recognize an income tax benefit from current losses, there is no provision or benefit for income taxes for each of the three years ended March 31, 1999 or for the nine months ended December 31, 1998.

     The difference between the provision for income taxes and the amount computed by applying the federal statutory income tax rate to income before taxes is explained below:

                                                    YEARS ENDED       NINE MONTHS
                                                     MARCH 31,           ENDED
                                                 ------------------   DECEMBER 31,
                                                  1998       1999         1999
                                                 -------    -------   ------------
                                                          (IN THOUSANDS)
Tax benefit at Federal statutory rate (34%)....  $(1,394)   $(2,047)    $(2,623)
Loss for which no tax benefit is currently
  recognizable.................................    1,394      2,047       2,623
State income tax...............................        -          -           6
Foreign tax....................................        -          -          30
                                                 -------    -------     -------
  Total provision..............................  $     -    $     -     $    36
                                                 =======    =======     =======

     Significant components of the Company's deferred tax assets are as follows:

                                                      MARCH 31,
                                                   ----------------   DECEMBER 31,
                                                    1998      1999        1999
                                                   ------    ------   ------------
                                                           (IN THOUSANDS)
Deferred tax assets:
  Net operating loss carryforwards...............  $2,514    $4,608      $6,356
  Tax credit carryforwards.......................     337       372         610
  Capitalized R&D................................     244       337         389
  Accruals and reserves not currently
     deductible..................................     125       274         940
                                                   ------    ------      ------
     Total deferred tax assets...................   3,220     5,591       8,295
Valuation allowance..............................  (3,220)   (5,591)     (8,295)
                                                   ------    ------      ------
Net deferred tax assets..........................  $    -    $    -      $    -
                                                   ======    ======      ======

     FAS 109 provides for the recognition of deferred tax assets if realization of such assets is more likely than not. Based upon the weight of available evidence, which includes

                                  VIRAGE, INC.

                     (INFORMATION FOR THE NINE MONTHS ENDED
                        DECEMBER 31, 1998 IS UNAUDITED)

the Company's historical operating performance and the reported cumulative net losses in all prior years, the Company has provided a full valuation allowance against its net deferred tax assets.

     The valuation allowance increased by $1,600,000, $2,371,000, and $2,704,000 during the years ended March 31, 1998 and 1999 and the nine months ended December 31, 1999, respectively.

     As of December 31, 1999, the Company had federal and state net operating loss carryforwards of approximately $17,776,000 and $5,356,000, respectively. As of December 31, 1999, the Company also had federal and state research and development tax credit carryforwards of approximately $425,000 and $295,000, respectively. The net operating loss and tax credit carryforwards will expire at various dates beginning in 2003, if not utilized.

     Utilization of the net operating loss and tax credit carryforwards may be subject to substantial annual limitations due to the ownership change limitations provided by the Internal Revenue Code and similar state provisions. The annual limitation may result in the expiration of net operating losses and tax credit carryforwards before utilization.

10. RELATED PARTY TRANSACTIONS

     Virage purchased 15% of Scimagix for $78,680 in September 1998. The investment is accounted for using the cost method. The cost of the investment was written-off during the nine months ended December 31, 1999 as Scimagix is in the development stage. In addition, Virage granted Scimagix a worldwide, perpetual license to certain Virage software within certain markets for license fees. During the fiscal year ended March 31, 1999 and the nine months ended December 31, 1999, Virage recognized $125,000 and $127,500 of such fees as license revenue based on cash receipts.

11. SEGMENT AND GEOGRAPHIC INFORMATION


     Through March 31, 1999, the Company operated within one business segment -- the sale of software and related software support services. For the nine months ended December 31, 1999, the Company had two reportable segments: the sale of software and related software support services including revenues from U.S. government agencies ("software") and the sale of its Virage Interactive services which includes set-up fees, video processing fees, and transaction fees ("VI"). The Company's Chief Operating Decision Maker ("CODM") is the Company's Chief Executive Officer who evaluates performance and allocates resources based upon total revenues and gross margin (loss). Discreet financial information for each segment's profit and loss and each segment's total assets is not provided to the Company's CODM, nor is it tracked by the Company. The accounting policies for the reportable segments are consistent with those described in the summary of significant accounting policies. Total revenues for the Company's software segment were $3,729,720 and total revenues for the Company's VI segment were $157,329 for the nine months ended December 31, 1999. Total cost of revenues for the Company's software segment were $1,222,058 and total cost of revenues for the Company's VI

                                  VIRAGE, INC.

                     (INFORMATION FOR THE NINE MONTHS ENDED
                        DECEMBER 31, 1998 IS UNAUDITED)


segment were $831,941 for the nine months ended December 31, 1999. Gross profit for the Company's software segment was $2,507,662 and gross loss for the Company's VI segment was $674,612 for the nine months ended December 31, 1999.



     Total revenues to customers located outside of the United States were approximately $253,000 and $1,039,000 for the nine months ended December 31, 1998 and 1999, respectively, and were $358,000 for the year ended March 31, 1999. The Company's European subsidiary, Virage Europe, Ltd., which was established in November 1998, accounted for $898,361 of the Company's total revenues for the nine months ended December 31, 1999 (insignificant for the nine months ended December 31, 1998).


12. SUBSEQUENT EVENTS

INITIAL PUBLIC OFFERING (UNAUDITED)


     In January 2000, the Board of Directors approved the filing of a Registration Statement with the Securities and Exchange Commission permitting Virage to sell common stock to the public. Upon completion of the initial public offering ("IPO"), Virage's Certificate of Incorporation will be amended to reduce the number of authorized preferred stock from 14,728,269 shares to 2,000,000 shares and increase authorized common stock to 100,000,000 shares.


     The Board of Directors has the authority, without action by the stockholders, to designate and issue the preferred stock in one or more series and to fix the rights, preferences, privileges and related restrictions, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of the series.

OPTIONS GRANTED SUBSEQUENT TO DECEMBER 31, 1999 (UNAUDITED)


     From January through March 2000, the Company granted a total of 2,961,266 common stock options at prices ranging between $6.00 - $9.00. The deferred compensation related to these stock option grants is approximately $6,200,000 which will be amortized over four years which represents the vesting period of the stock option grants.



VIRAGE 2000 EMPLOYEE STOCK PURCHASE PLAN (UNAUDITED)



     In March 2000, the Company's board of directors adopted the Virage 2000 Employee Stock Purchase Plan and authorized 1,100,000 shares of the Company's common stock to be allocated to the plan.



SIGNIFICANT AGREEMENTS AND COMMITMENTS (UNAUDITED)



     In February 2000, the Company entered into a six-year operating lease agreement on a new building. The lease commitment calls for rental payments totaling approximately $15,851,000 over the lease term. In addition, the Company is required to maintain a $2,000,000 letter of credit. In conjunction with the lease agreement, the Company will

                                  VIRAGE, INC.

                     (INFORMATION FOR THE NINE MONTHS ENDED
                        DECEMBER 31, 1998 IS UNAUDITED)


issue a warrant to the landlord to purchase $2,000,000 of the Company's common stock. The warrant will be issued concurrent with the pricing of the Company's IPO and will have an exercise price equal to the offering price to the public set forth in the Company's final prospectus and will be non-forfeitable and immediately exercisable for a number of shares of the Company's common stock determined as the quotient of $2,000,000 divided by the Company's IPO price. If not exercised, the warrant will expire at the end of the first day that the Company's stock begins trading on Nasdaq. The Company will account for the warrant according to the Financial Accounting Standards Board's Emerging Issue Task Force Issue No. 96-18, "Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services." Preliminarily, the Company has estimated that the value of the warrant at the time of issue will be approximately $72,000 using a Black-Scholes model with the following assumptions: assumed IPO price of $11.00 as the deemed fair value, a risk-free interest rate of 6.1%, a volatility factor of 90%, and an expected life of one day (based upon the foregoing explanation of the warrant's short contractual life). The value of the warrant will be amortized as rent expense over the term of the six-year lease agreement.



     In March 2000, the Company entered into a one-year services agreement with Akamai Technologies, Inc. ("Akamai"). The agreement stipulates that Akamai and the Company will resell each other's products and services and that the Company guarantees to purchase or resell a minimum of $250,000 of Akamai products and services during the first year of the services agreement. To the extent that the Company is unable to meet its minimum sales requirement of Akamai products and services to third parties, the Company is required to pay Akamai and will offset any revenues received from Akamai by the amount paid. In addition, the Company entered into a stock purchase agreement with Akamai whereby Akamai has agreed to purchase $3,500,000 of the Company's common stock at the IPO price in a private placement concurrent with, and contingent upon, the closing of the Company's IPO.



     In March 2000, the Company entered into a one-year services agreement with RealNetworks, Inc. ("RealNetworks"). The agreement provides for RealNetworks to license and use certain Company technology within RealNetworks' websites and video player for which the Company is to receive certain fees, subject to certain minimums, as defined within the agreement. The agreement also stipulates that the Company is to provide $240,000 of credit to customers of RealNetworks that can be applied toward Virage Interactive services set-up fees and indexing and encoding services (based upon Virage standard pricing). In addition, at the Company's option, the Company will provide an additional $300,000 of set-up fees and indexing and encoding services (based upon Virage cost incurred) to RealNetworks' customers during the term of the agreement or, to the extent not provided, purchase the difference in the form of RealNetworks' advertising services over the subsequent twelve month period. The Company will reduce its revenues received from RealNetworks to the extent that the Company provides the aforementioned service credits to RealNetworks customers or purchases RealNetworks' advertisements. Finally, the Company entered into a stock purchase agreement with RealNetworks whereby RealNetworks has agreed to purchase $3,000,000 of the Company's common

                                  VIRAGE, INC.

                     (INFORMATION FOR THE NINE MONTHS ENDED
                        DECEMBER 31, 1998 IS UNAUDITED)


stock at the IPO price in a private placement concurrent with, and contingent upon, the closing of the Company's IPO.



     In March 2000, the Company amended a video cataloging services and license agreement with CNET, Inc. ("CNET"). The amendment provides for CNET to pay certain minimum fees as defined within the amendment for the use and syndication of certain CNET content via the use of Virage Interactive services in return for certain discounts to ongoing fees. The Company and CNET also entered into a stock purchase agreement whereby CNET has agreed to purchase $2,500,000 of the Company's common stock at the IPO price in a private placement concurrent with, and contingent upon, the closing of the Company's IPO.



     In March 2000, the Company entered into a stock purchase agreement with Thomson Consumer Electronics, Inc. ("Thomson") whereby Thomson has agreed to purchase $10,000,000 of the Company's common stock at the IPO price in a private placement with, and contingent upon, the closing of the Company's IPO.


REVERSE STOCK SPLIT

     On March 14, 2000, the Company's stockholders approved a 2-for-3 reverse stock split of the Company's preferred and common stock. All share data information has been restated to reflect the reverse stock split.

                            Description of Graphics

Inside front cover of gatefold open
-----------------------------------

[Graphic depiction of Virage operations and process flow of Virage Interactive services.]



Inside front cover of gatefold closed
-------------------------------------

[Screen shots of Virage VideoLogger and selected customer website.]

                                 [VIRAGE LOGO]

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth all costs and expenses, other than the underwriting discounts and commissions payable by the Registrant in connection with the sale and distribution of the common stock being registered. All amounts shown are estimates except for the Securities and Exchange Commission registration fee, the NASD filing fee and the Nasdaq National Market application fee.

Securities and Exchange Commission registration fee........  $   16,698
NASD filing fee............................................       7,400
Nasdaq National Market application fee.....................      95,000
Blue sky qualification fees and expenses...................       6,000
Printing and engraving expenses............................     180,000
Legal fees and expenses....................................     400,000
Accounting fees and expenses...............................     450,000
Director and officer liability insurance...................     400,000
Transfer agent and registrar fees..........................      10,000
Miscellaneous expenses.....................................      34,902
                                                             ----------
     Total.................................................  $1,600,000
                                                             ==========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the Delaware General Corporation Law permits indemnification of officers, directors and other corporate agents under certain circumstances and subject to certain limitations. The Registrant's Certificate of Incorporation and Bylaws provide that the Registrant shall indemnify its directors, officers, employees and agents to the full extent permitted by Delaware General Corporation Law, including in circumstances in which indemnification is otherwise discretionary under Delaware law. In addition, the Registrant intends to enter into separate indemnification agreements (Exhibit 10.1) with its directors and officers which would require the Registrant, among other things, to indemnify them against certain liabilities which may arise by reason of their status or service (other than liabilities arising from willful misconduct of a culpable nature). The Registrant also intends to maintain director and officer liability insurance, if available on reasonable terms. These indemnification provisions and the indemnification agreements may be sufficiently broad to permit indemnification of the Registrant's officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.

     The Underwriting Agreement (Exhibit 1.1) provides for indemnification by the Underwriters of the Registrant and its officers and directors for certain liabilities arising under the Securities Act, or otherwise.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

     (a) Since January 1, 1997, Virage has issued and sold the following unregistered securities:

          1. From January 1, 1997 through December 31 1997, Virage granted options to purchase an aggregate of 158,767 shares of common stock under its 1995 stock option plan to employees, consultants and outside directors, of which 181,828 have been exercised.

          2. From December 1, 1997 through December 31, 1999, Virage granted options to purchase an aggregate of 4,561,996 shares of common stock under its 1997 stock option plan to employees, consultants and outside directors, of which 667,692 have been exercised.

          3. In January 1997 and July 1997, Virage sold 2,031,384 shares of series B preferred stock to 27 accredited investors and 5 sophisticated investors at a purchase price of $1.95 per share for a total purchase price of $5,941,800.15.

          4. In December 1997, Virage sold 5,133 shares of common stock to Susan Shay, a consultant, at a purchase price of $0.20 per share for a total purchase price of $1,501.50.


          5. In May 1997, Virage issued a warrant, which will expire in May 29, 2002, to purchase 11,538 shares of series B preferred stock at a price per share of $1.95 for a total purchase price of $33,750.60 to an accredited investor.


          6. In March 1998 and April 1998, Virage sold 2,985,074 shares of its series C preferred stock to 19 accredited investors and 2 sophisticated investors at a purchase price of $2.01 per share for a total purchase price of $9,000,000.12.

          7. In May 1998, Virage sold 15,384 shares of common stock to Paul L. Gomory, Jr., a consultant, at a purchase price of $0.24 per share for a total purchase price of $5,538.48.

          8. In January 1999 and March 1999, Virage sold 1,937,984 shares of its series D preferred stock to 28 accredited investors and 1 sophisticated investor at a purchase price of $1.72 per share for a total purchase price of $7,502,580.66

          9. In March 1999, Virage sold 5,796 shares of common stock to Stephen Combs, a consultant, at a purchase price of $0.75 per share for a total purchase price of $6,520.50, payable to Virage by past consulting services rendered.

          10. In March 1999, Virage sold 1,666 shares of common stock to Christina Gomez, a consultant, at a purchase price of $0.75 per share for a total purchase price of $1,875.00, payable to Virage by past consulting services rendered.


          11. In September 1999 and December 1999, Virage sold 4,044,934 shares of its series E preferred stock to 53 accredited investors and 8 sophisticated investors at a purchase price of $4.92 per share for a total purchase price of $29,851,612.50.



          12. In October 1999, Virage issued a warrant, which will terminate immediately prior to the closing of this offering, to purchase 25,406 shares of series E preferred stock at a price per share of $4.92 for a total purchase price of $187,501.20 to an accredited investor.


          13. In November 1999, Virage sold 55,000 shares of common stock to Protege Software Limited, a consultant, at a purchase price of $3.00 per share for a total purchase price of $247,500.

          14. In December 1999, Virage sold 4,444 shares of common stock to Lynn Dwigans, a consultant, at a purchase price of $4.00 per share for a total purchase price of $30,001.50, payable to Virage by past consulting services rendered.

          15. In December 1999, Virage issued a warrant, which will terminate immediately prior to the closing of this offering, to purchase 100,580 shares of series E preferred stock at a price per share of $4.92 for a total purchase price of $742,280.40 to an accredited investor.


          16. In March 2000, Virage issued a warrant, which will expire at the end of the first day that the company's stock begins trading on Nasdaq, to purchase 181,818 shares of common stock at an assumed price per share of $11.00 for a total purchase price of $1,999,998 to an accredited investor.



          17. In March 2000, Virage entered into agreements with Akamai Technologies, CNET, RealNetworks and Thomson Consumer Electronics to sell a total of 1,727,270 shares of common stock concurrent with the closing of this offering, at an assumed private placement price of $11.00 per share for a total purchase price of $18,999,970.


     There were no underwriters employed in connection with any of the transactions set forth in this Item 15.

     For additional information concerning these equity investment transactions, see the section entitled "Related Party Transactions" in the prospectus.

     The issuances described in Items 15(a)(3) through 15(a)(15) were deemed exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act as transactions by an issuer not involving a public offering. Certain issuances described in Item 15(a)(1) and 15(a)(2) were deemed exempt from registration under the Securities Act in reliance on Section 4(2) or Rule 701 promulgated thereunder as transactions pursuant to compensatory benefit plans and contracts relating to compensation. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and other instruments issued in such transactions. All recipients either received adequate information about Virage, Inc. or had access, through employment or other relationships, to such information.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) EXHIBITS.


    EXHIBIT
    NUMBER                       DESCRIPTION OF DOCUMENT
    -------                      -----------------------
      1.1      Form of Underwriting Agreement.
      3.1+     Fifth Amended and Restated Certificate of Incorporation of
               Registrant.
      3.2+     Amended and Restated Bylaws of Registrant.
      3.3+     Form of Sixth Amended and Restated Certificate of
               Incorporation of Registrant to be filed immediately prior to the effective date of the offering.
      4.1+     Second Amended and Restated Rights Agreement, dated
               September 21, 1999, between Registrant and certain
               stockholders.
      4.2      Specimen certificate representing the common stock.
      4.3      Amendment No. 1 to Second Amended and Restated Rights
               Agreement, dated September 21, 1999, between Registrant and certain stockholders.
      5.1+     Opinion of Gray Cary Ware & Freidenrich LLP.
     10.1+     Form of Indemnification Agreement between Registrant and
               Registrant's directors and officers.
     10.2+     1995 Stock Option Plan.

    EXHIBIT
    NUMBER                       DESCRIPTION OF DOCUMENT
    -------                      -----------------------
     10.3+     1997 Stock Option Plan.
     10.4+     2000 Employee Stock Purchase Plan.
     10.5+     Lease Agreement, dated January 17, 1996, as amended, between
               Casiopea Venture Corporation and Registrant.
     10.6+     Standard Form of Office Lease, dated November 15, 1999, as amended, between 1995 CAM LP and Registrant.
     10.7+     License Agreement, dated September 27, 1999, between Office
               Dynamics Limited, Protege Property and Registrant.
     10.8+     Security and Loan Agreement, dated November 2, 1998, as
               amended, between Imperial Bank and Registrant.
     10.9      Office Lease, dated February 17, 2000, between Jim Joseph,
               Trustee, Jim Joseph Revocable Trust, dated January 19, 1990, and Registrant.
     10.10     Agreement, dated February 28, 2000, between Pinewood Studios
               Limited and Registrant.
     23.1      Consent of Ernst & Young LLP, independent public auditors.
     23.2+     Consent of Gray Cary Ware & Freidenrich LLP (included in
               Exhibit 5.1).
     23.3+     Consent of Veronis, Suhler & Associates dated February 4,
               2000.
     23.4+     Consent of Direct Marketing Association, Inc., dated
               February 4, 2000.
     24.1+     Power of Attorney (included on signature page).
     27.1      Financial Data Schedule.
     27.2      Financial Data Schedule.
     27.3      Financial Data Schedule.
     27.4      Financial Data Schedule.


------------------------
+ Previously filed.


(b) FINANCIAL STATEMENT SCHEDULES.


     Schedule II -- Valuation and Qualifying Account

     All other schedules are omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

ITEM 17. UNDERTAKINGS

     The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 14 of this Registration Statement or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act, and is therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Amendment No. 2 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in San Mateo, State of California, on March 31, 2000.


                                          VIRAGE, INC.

                                          By:        /s/ PAUL G. LEGO
                                             -----------------------------------
                                                        Paul G. Lego
                                                President and Chief Executive
                                                           Officer


     Pursuant to the requirements of the Securities Act, this Amendment No. 2 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated:



                     SIGNATURE                               TITLE                DATE
                     ---------                               -----                ----
                 /s/ PAUL G. LEGO                     President and Chief    March 31, 2000
---------------------------------------------------    Executive Officer
                   Paul G. Lego                       (Principal Executive
                                                            Officer)

              /s/ ALFRED J. CASTINO*                    Chief Financial      March 31, 2000
---------------------------------------------------    Officer (Principal
                 Alfred J. Castino                       Financial and
                                                      Accounting Officer)

                 /s/ RAMESH JAIN*                           Director         March 31, 2000
---------------------------------------------------
                    Ramesh Jain

             /s/ STANDISH H. O'GRADY*                       Director         March 31, 2000
---------------------------------------------------
                Standish H. O'Grady

                /s/ C.K. PRAHALAD*                          Director         March 31, 2000
---------------------------------------------------
                   C.K. Prahalad

           /s/ WILLIAM H. YOUNGER, JR.*                     Director         March 31, 2000
---------------------------------------------------
              William H. Younger, Jr.

              /s/ PHILIP W. HALPERIN*                       Director         March 31, 2000
---------------------------------------------------
                Philip W. Halperin

               /s/ LAWRENCE K. ORR*                         Director         March 31, 2000
---------------------------------------------------
                  Lawrence K. Orr

               *By: /s/ PAUL G. LEGO
  ----------------------------------------------
                   Paul G. Lego
                (Attorney-in-fact)

                                  VIRAGE, INC.

                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNT
                                      DECEMBER 31, 1999

                                                     ADDITIONS
                                          BALANCE     CHARGED                     BALANCE
                                           AS OF         TO                        AS OF
                                         BEGINNING   COSTS AND                    END OF
                                         OF PERIOD    EXPENSES    DEDUCTIONS      PERIOD
                                         ---------   ----------   ----------   -------------
Year ended March 31, 1997
  Deducted from asset accounts:
     Allowance for doubtful accounts...  $     --     $     --     $     --      $     --
Year ended March 31, 1998
  Deducted from asset accounts:
     Allowance for doubtful accounts...  $     --     $ 37,337     $     --      $ 37,337
Year ended March 31, 1999
  Deducted from asset accounts:
     Allowance for doubtful accounts...  $ 37,337     $ 96,419     $     --      $133,756
Nine months ended December 31, 1999
  Deducted from asset accounts:
     Allowance for doubtful accounts...  $133,756     $255,116     $     --      $388,872

                                 EXHIBIT INDEX


EXHIBIT
NUMBER                      DESCRIPTION OF DOCUMENT
-------                     -----------------------
   1.1    Form of Underwriting Agreement.
   3.1+   Fifth Amended and Restated Certificate of Incorporation of
          Registrant.
   3.2+   Amended and Restated Bylaws of Registrant.
   3.3+   Form of Sixth Amended and Restated Certificate of
          Incorporation of Registrant to be filed immediately prior to the effective date of the offering.
   4.1+   Second Amended and Restated Rights Agreement, dated
          September 21, 1999, between Registrant and certain
          stockholders.
   4.2    Specimen certificate representing the common stock.
   4.3    Amendment No. 1 to Second Amended and Restated Rights
          Agreement, dated September 21, 1999, between Registrant and certain stockholders.
   5.1+   Opinion of Gray Cary Ware & Freidenrich LLP.
  10.1+   Form of Indemnification Agreement between Registrant and
          Registrant's directors and officers.
  10.2+   1995 Stock Option Plan.
  10.3+   1997 Stock Option Plan.
  10.4+   2000 Employee Stock Purchase Plan.
  10.5+   Lease Agreement, dated January 17, 1996, as amended, between
          Casiopea Venture Corporation and Registrant.
  10.6+   Standard Form of Office Lease, dated November 15, 1999, as amended, between 1995 CAM LP and Registrant.
  10.7+   License Agreement, dated September 27, 1999, between Office
          Dynamics Limited, Protege Property and Registrant.
  10.8+   Security and Loan Agreement, dated November 2, 1998, as
          amended, between Imperial Bank and Registrant.
  10.9    Office Lease, dated February 17, 2000, between Jim Joseph,
          Trustee, Jim Joseph Revocable Trust, dated January 19, 1990, and Registrant.
  10.10   Agreement, dated February 28, 2000, between Pinewood Studios
          Limited and Registrant.
  23.1    Consent of Ernst & Young LLP, independent public auditors.
  23.2+   Consent of Gray Cary Ware & Freidenrich LLP (included in
          Exhibit 5.1).
  23.3+   Consent of Veronis, Suhler & Associates dated February 4,
          2000.
  23.4+   Consent of Direct Marketing Association, Inc., dated
          February 4, 2000.
  24.1+   Power of Attorney (included on signature page).
  27.1    Financial Data Schedule.
  27.2    Financial Data Schedule.
  27.3    Financial Data Schedule.
  27.4    Financial Data Schedule.


-------------------------
+ Previously filed.